Exhibit 99.1

TELEVISAUNIVISION, INC. AND SUBSIDIARIES INDEX

Financial Information:

Page

Report of Independent Auditors	2

Consolidated Balance Sheets at December 31, 2022 (Successor) and December 31, 2021 (Successor)	4

Consolidated Statements of Operations for the year ended December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity), from January 1, 2021 through May 17, 2021 and for the year ended December 31, 2020 (Predecessor entity)	5

Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity), from January 1, 2021 through May 17, 2021 and for the year ended December 31, 2020 (Predecessor entity)	6

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity for the year ended December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity), from January 1, 2021 through May 17, 2021 and for the year ended December 31, 2020 (Predecessor entity)	7

Consolidated Statements of Cash Flows for the year ended December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity), from January 1, 2021 through May 17, 2021 and for the year ended December 31, 2020 (Predecessor entity) .	8

Notes to Consolidated Financial Statements	9

Ernst & Young LLP 1 Manhattan West Ave New York, NY 10001-2177 Tel: +1 212 773 3000 Fax: +1 212 773 6350 ey.com

Report of Independent Auditors

Board of Directors and Stockholders of

TelevisaUnivision, Inc. and subsidiaries

Opinion

We have audited the consolidated financial statements of TelevisaUnivision, Inc. and subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021 (Successor entity), and the related consolidated statements of operations, comprehensive (loss) income, changes in redeemable convertible preferred stock and stockholder’s equity and cash flows for the year ended December 31, 2022, and for the periods from January 1, 2021 through May 17, 2021 and May 18, 2021 through December 31, 2021 (Successor entity) and the period from January 1, 2021 through May 17, 2021 and for the year ended December 31, 2020 (Predecessor entity), and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 (Successor entity), and the results of its operations and its cash flows for the year ended December 31, 2022 and the periods from January 1, 2021 through May 17, 2021 and May 18, 2021 through December 31, 2021 (Successor entity) and the period from January 1, 2021 through May 17, 2021 and for the year ended December 31, 2020 (Predecessor entity) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

Ernst & Young, LLP Page 2

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

April 28, 2023

TELEVISAUNIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per-share data)

	December 31,	December 31,
	2022	2021
	(Successor entity)	(Successor entity)
ASSETS
Current assets:
Cash and cash equivalents	$538,600	$647,000
Restricted cash	—	1,071,300
Accounts receivable, less allowance for doubtful accounts of $25,800 in 2022 and $4,400 in 2021	971,200	669,000
Program rights and prepayments	68,800	91,800
Income taxes	143,100	6,300
Prepaid expenses and other	327,400	92,000
Total current assets	2,049,100	2,577,400
Property and equipment, net	1,113,000	466,300
Intangible assets, net	6,579,200	5,194,100
Goodwill	6,319,800	5,325,900
Program rights and prepayments	731,500	41,000
Investments	239,100	98,100
Operating lease right-of-use assets	176,000	164,100
Deferred tax assets	131,300	—
Other assets	155,400	70,000
Total assets	$17,494,400	$13,936,900
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,041,200	$549,600
Deferred revenue	204,100	68,400
Current operating lease liabilities	45,900	43,200
Current portion of long-term debt and finance lease obligations	113,800	30,400
Total current liabilities	1,405,000	691,600
Long-term debt and finance lease obligations	9,911,400	8,468,600
Deferred tax liabilities, net	818,800	966,300
Deferred revenue	70,800	167,500
Noncurrent operating lease liabilities	171,800	169,400
Other long-term liabilities	186,500	105,000
Total liabilities	12,564,300	10,568,400
Redeemable Convertible Preferred Stock:
Series A Preferred Stock, par value $1,000 per share, 500,000 authorized, none issued at December 31, 2022 and 100,000 issued at December 31, 2021)	$—	$369,400
Series B Preferred Stock, par value $1,000 per share, 750,000 authorized and issued at December 31, 2022	852,600	—
Series C Preferred Stock, par value $1,000 per share, 1,008,640 authorized and 1,008,014 issued at December 31, 2022	1,007,100	—
Stockholders’ equity:
Class A Common Stock, par value $0.001 per share, 50,000,000 authorized, 19,564,852 issued at December 31, 2022 and 14,224,992 issued at December 31, 2021	—	—
Class C Subordinated Common Stock, par value $.001 per share, 5,000,000 authorized, 842,128 issued at December 31, 2021	—	—
Additional paid-in-capital	3,417,400	2,263,700
Treasury stock, at cost: 128,004 shares	(9,600)	—
Accumulated (deficit) retained earnings	(822,900)	719,300
Accumulated other comprehensive income	485,500	16,100
Total stockholders’ equity	3,070,400	2,999,100
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity	$17,494,400	$13,936,900

See Notes to Consolidated Financial Statements.

TELEVISAUNIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Successor entity			Predecessor entity
		Period from May	Period from	Period from
	Year Ended	18, 2021 through	January 1, 2021	January 1, 2021	Year Ended
	December 31,	December 31,	through May 17,	through May 17,	December 31,
	2022	2021	2021	2021	2020
Revenue	$4,625,900	$1,864,100	$—	$976,900	$2,541,900
Direct operating expenses	1,751,100	718,200	—	377,000	930,300
Selling, general and administrative expenses	1,359,500	534,500	—	230,300	673,000
Impairment loss	1,663,200	9,300	—	92,900	243,200
Restructuring, severance and related charges	68,500	59,300	—	7,600	46,100
Depreciation and amortization	524,300	198,600	—	52,900	152,800
(Gain) loss on dispositions	(40,600)	900	—	500	9,900
Operating income	(700,100)	343,300	—	215,700	486,600
Other expense (income):
Interest expense	572,200	252,100	—	167,400	427,500
Interest income	(11,400)	(400)	—	—	(1,100)
Amortization of deferred financing costs	12,600	2,600	—	6,200	12,600
(Gain) loss on refinancing of debt	(5,400)	4,100	—	—	57,700
Loss (gain) on investments	41,300	(23,400)	(637,000)	(16,000)	(32,600)
Acquisition related costs and other, net	65,700	13,900	—	4,000	67,700
(Loss) income before income taxes	(1,375,100)	94,400	637,000	54,100	(45,200)
Provision (benefit) for income taxes	167,100	8,900	3,200	5,900	(21,400)
Net (loss) income attributable to Successor/Predecessor entity	$(1,542,200)	$85,500	$633,800	$48,200	$(23,800)

See Notes to Consolidated Financial Statements.

TELEVISAUNIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Successor entity			Predecessor entity
		Period from May	Period from	Period from
	Year Ended	18, 2021 through	January 1, 2021	January 1, 2021	Year Ended
	December 31,	December 31,	through May 17,	through May 17,	December 31,
	2022	2021	2021	2021	2020
Net (loss) income	$(1,542,200)	$85,500	$633,800	$48,200	$(23,800)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on hedging activities	165,000	32,100	—	16,900	(22,300)
Reclassification of hedging activities to income	(17,300)	(15,700)	—	—	(700)
Unrealized gain on pension activities, net of taxes	7,800	—	—	—	—
Currency translation adjustment	313,900	(300)	—	(100)	(700)
Other comprehensive income (loss)	469,400	16,100	—	16,800	(23,700)
Comprehensive (loss) income attributable to Successor/Predecessor entity	$(1,072,800)	$101,600	$633,800	$65,000	$(47,500)

See Notes to Consolidated Financial Statements.

TELEVISAUNIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands)

	Univision Holdings, Inc. and Subsidiaries Stockholders’ Equity (Predecessor entity)
						Retained	Accumulated
	Redeemable				Additional	Earnings	Other
	Convertible Preferred		Common		Paid-in-	(Accumulated	Comprehensive
	Stock		Stock		Capital	Deficit)	(Loss) Income	Total
	Shares '000	Amount	Shares '000	Amount
Predecessor Balance, December 31, 2019	—	$—	6,535	$—	$5,519,200	$(4,936,700)	$(134,500)	$448,000
Net loss	—	—	—	—	—	(23,800)	—	(23,800)
Other comprehensive loss	—	—	—	—	—	—	(23,700)	(23,700)
Repurchase and cancellation of common stock	—	—	(1,939)	—	(100,200)	—	—	(100,200)
Exercise of warrants	—	—	4,591	—	—	—	—	—
Conversion of class B and class C to class A common stock	—	—	4,588	—	—	—	—	—
Issuance of series A preferred stock	100	100,000	—	—	—	—	—	—
Share-Based compensation	—	—	261	—	24,900	—	—	24,900
Predecessor Balance, December 31, 2020	100	$100,000	14,036	$—	$5,443,900	$(4,960,500)	$(158,200)	$325,200
Net income	—	—	—	—	—	48,200	—	48,200
Other comprehensive income	—	—	—	—	—	—	16,800	16,800
Net share settlement on equity awards to employees	—	—	—	—	(800)	—	—	(800)
Share-Based compensation	—	—	—	—	4,000	—	—	4,000
Predecessor Balance, May 17, 2021	100	$100,000	14,036	$—	$5,447,100	$(4,912,300)	$(141,400)	$393,400

	TelevisaUnivision, Inc. (formerly known as Univision Holdings II, Inc.) and Subsidiaries Stockholders’ Equity (Successor entity)
							Retained	Accumulated
	Redeemable				Additional		Earnings	Other
	Convertible Preferred		Common		Paid-in-	Treasury	(Accumulated	Comprehensive
	Stock		Stock		Capital	Stock	Deficit)	(Loss) Income	Total
	Shares '000	Amount	Shares '000	Amount
Successor Balance, January 1, 2021	100	$100,000	4,167	$—	$215,300	$—	$—	$—	$215,300
Net income	—	—	—	—	—	—	633,800	—	633,800
Successor Balance, May 18, 2021	100	$100,000	4,167	$—	$215,300	$—	$633,800	$—	$849,100
Issuance of equity consideration due to UH Holdco Business Combination	—	269,400	10,028	—	2,024,200	—	—	—	2,024,200
Share-based awards assumed due to UH Holdco Business Combination	—	—	—	—	5,400	—	—	—	5,400
Net income	—	—	—	—	—	—	85,500	—	85,500
Other comprehensive income	—	—	—	—	—	—	—	16,100	16,100
Repurchase of common stock	—	$—	(7)	$—	$(1,000)	$—	$—	$—	$(1,000)
Net share settlement on equity awards to employees	—	—	—	—	(3,200)	—	—	—	(3,200)
Share-Based compensation	—	—	37	—	23,000	—	—	—	23,000
Successor Balance, December 31, 2021 .	100	$369,400	14,225	$—	$2,263,700	$—	$719,300	$16,100	$2,999,100
Net loss	—	—	—	—	—	—	(1,542,200)	—	(1,542,200)
Other comprehensive income	—	—	—	—	—	—	—	469,400	469,400
Equity issuance to effectuate the TelevisaUnivision transaction	—	—	3,590	—	742,600	—	—	—	742,600
Conversion of preferred shares into common shares	(100)	(369,400)	1,845	—	369,400	—	—	—	369,400
Issuance of series B preferred stock	750	852,600	—	—	—	—	—	—	—
Issuance of series C preferred stock	1,008	1,007,100	—	—	—	—	—	—	—
Repurchase of common stock	—	—	(128)	—	(3,700)	(9,600)	—	—	(13,300)
Net share settlement on equity awards to employees	—	—	—	—	(4,100)	—	—	—	(4,100)
Share-Based compensation	—	—	33	—	86,000	—	—	—	86,000
Dividend payments	—	—	—	—	(37,800)	—	—	—	(37,800)
Capital contribution	—	—	—	—	1,300	—	—	—	1,300
Successor Balance, December 31, 2022	1,758	$1,859,700	19,565	$—	$3,417,400	$(9,600)	$(822,900)	$485,500	$3,070,400

See Notes to Consolidated Financial Statements.

TELEVISAUNIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor entity			Predecessor entity
		Period from	Period from	Period from
	Year Ended	May 18, 2021	January 1, 2021	January 1, 2021	Year Ended
	Decemebr 31,	through	through	through	December 31,
	2022	Decemebr 31, 2021	May 17, 2021	May 17, 2021	2020
Cash flows from operating activities:
Net (loss) income	$(1,542,200)	$85,500	$633,800	$48,200	$(23,800)
Adjustments to reconcile (loss) income to net cash provided by operating activities:
Depreciation	197,300	60,100	—	31,000	96,000
Amortization of intangible assets	327,000	138,500	—	21,900	56,800
Amortization of deferred financing costs	12,600	2,600	—	6,200	12,600
Amortization of program rights and prepayments	909,400	171,800	—	69,600	159,300
Deferred income taxes	45,200	(200)	3,200	(2,600)	(18,100)
Non-cash deferred advertising commitments.	(27,400)	(38,100)	—	(17,500)	(54,500)
Impairment loss	1,663,200	9,300	—	92,900	243,200
Debt extinguishment expense	17,600	4,100	—	—	56,600
Share-based compensation	87,500	23,000	—	4,000	19,200
(Gain) loss on dispositions	(40,600)	900	—	500	9,900
Other non-cash items	(24,800)	(63,200)	(637,000)	(16,100)	(23,000)
Changes in assets and liabilities:			—
Accounts receivable, net	88,900	(104,200)	—	67,000	(24,000)
Program rights and prepayments	(1,049,800)	(186,800)	—	(76,400)	(154,800)
Prepaid expenses and other	(15,900)	(49,800)	—	(4,800)	(27,800)
Accounts payable and accrued liabilities	10,900	131,600	—	(42,500)	70,700
Deferred revenue	(318,300)	(6,100)	—	(2,100)	1,600
Other long-term liabilities	(17,500)	(14,900)	—	6,500	(900)
Other assets	(5,500)	(2,700)	—	22,900	(69,800)
Net cash provided by operating activities	317,600	161,400	—	208,700	329,200

Cash flows from investing activities:
Capital expenditures	(133,700)	(29,700)	—	(12,500)	(22,400)
Proceeds on sale of investments and other assets	60,000	—	—	34,200	26,300
Investments and other acquisitions, net of cash acquired	(43,000)	(2,000)	—	(31,300)	—
Acquisition of businesses, net of cash acquired	(3,202,900)	—	—	—	—
Net cash (used in) provided by investing activities	(3,319,600)	(31,700)	—	(9,600)	3,900

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,937,300	3,013,800	—	—	3,866,400
Proceeds from revolving debt	—	107,100	—	—	727,900
Payments of long-term debt and finance leases	(1,969,800)	(1,977,700)	—	(54,500)	(3,908,600)
Payments of revolving debt	—	(117,100)	—	(63,200)	(654,700)
Payments of financing fees	(83,300)	(36,100)	—	—	(131,600)
Payments of swap interest	(9,900)	(9,700)	—	—	—
Dividend payments	(37,800)	—	—	—	—
Repurchase of common stock	(13,300)	(1,000)	—	—	(100,200)
Issuance of preferred shares	—	—	—	—	100,000
Tax payment related to net share settlement	(4,100)	(3,200)	—	(800)	—
Proceeds from stock options exercised	300	—	—	—	—
Capital contribution, net of fees	1,002,400	8,300	—	—	—
Net cash provided by (used in) financing activities	1,821,800	984,400	—	(118,500)	(100,800)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(1,180,200)	1,114,100	—	80,600	232,300
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	5,300	—	—	—	—
Cash, cash equivalents, and restricted cash, beginning of period	1,720,100	606,000	—	525,400	293,100
Cash, cash equivalents, and restricted cash, end of period	$545,200	$1,720,100	$—	$606,000	$525,400

Supplemental disclosure of cash flow information:
Interest paid	$590,400	$315,600	$—	$131,800	$428,500
Income taxes paid (refunded)	$206,300	$4,400	$—	$3,100	$(5,200)
Finance lease obligations incurred to acquire assets	$1,800	$—	$—	$2,300	$—

See Notes to Consolidated Financial Statements.

TELEVISAUNIVISION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

1. Company Background

Nature of operations—TelevisaUnivision, Inc. (“TelevisaUnivision”), (formerly known as Univision Holdings II, Inc. (“UH Holdco”) or Searchlight III UTD L.P. (“Searchlight”)) is a holding company and the ultimate parent of Univision Communications Inc. Searchlight was originally formed on February 19, 2020 and held a 26.04% equity investment in Univision Holdings, Inc. (“UHI”), see Note 5. The Searchlight/ForgeLight Transaction. Effective May 18, 2021, UH Holdco became the owner of 100% of the issued and outstanding capital stock of UHI, (see “May 18, 2021 Reorganization Transaction” below). UHI owns Broadcast Media Partners Holdings, Inc. (“Broadcast Holdings”) which owns Univision Communications Inc., (together with its subsidiaries, collectively referred to herein as “UCI”). UH Holdco was renamed TelevisaUnivision upon the completion of the TelevisaUnivision Transaction (see “TelevisaUnivision Transaction” below). TelevisaUnivision together with its subsidiaries, are collectively referred to herein as the “Company”, except where the context indicates otherwise.

As the leading Spanish-language media and content company in the world, TelevisaUnivision features the largest Spanish- language library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms. The Company’s linear networks include the top-rated broadcast networks Univision and UniMás in the U.S. and Las Estrellas and Canal 5 in Mexico. TelevisaUnivision is home to 36 Spanish-language cable networks, including Galavisión and TUDN, the No. 1 Spanish-language sports network in the U.S. and Mexico. With the most compelling portfolio of Spanish-language sports rights in the world, TelevisaUnivision has solidified as the home of soccer. TelevisaUnivision also owns and manages 59 television stations across the U.S., four broadcast channels in Mexico affiliated with 222 television stations and Videocine studio. TelevisaUnivision is home to premium streaming services ViX, and Blim TV, which altogether host over 50,000 hours of high-quality, original Spanish-language programming from distinguished producers and top talent, and the SVOD global streaming platform ViX+. The company’s prominent digital assets include Univision.com, Univision NOW, and several top-rated digital apps. The Radio operations, known as the Uforia Audio Network, the Home of Latin Music, which encompasses 57 owned or operated U.S. radio stations, a live event series and a robust digital audio footprint. Additionally, the Company incurs corporate expenses separate from the linear/digital and radio operations which include general corporate overhead and unallocated, shared company expenses related to human resources, finance, legal and executive services which are centrally managed and support the Company’s operating and financing activities. Unallocated assets include the retained interest in the Company’s accounts receivable facility, fixed assets and deferred financing costs that are not allocated to the segments.

TelevisaUnivision Transaction—On January 31, 2022 Grupo Televisa, S.A.B (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) and UH Holdco announced the completion of the transaction between Televisa’s media content and production assets and UCI (the “TelevisaUnivision Transaction”). The combined new company, which was named TelevisaUnivision, Inc., creates the world’s leading Spanish-language media and content company. TelevisaUnivision produces and delivers premium content for its own platforms and for others, while also providing innovative solutions for advertisers and distributors globally. As a result of the TelevisaUnivision Transaction, TelevisaUnivision reaches nearly 60% of the respective TV audiences in both the U.S. and Mexico. Across television, digital, streaming, and audio, the Company reaches over 100 million Spanish speakers every day, holding leading positions in both markets. See Note 3. TelevisaUnivision Transaction.

May 18, 2021 Reorganization Transaction—On May 18, 2021, UH Holdco became the owner of 100% of the issued and outstanding capital stock of UHI through a series of transactions pursuant to the Reorganization Agreement, dated as of March 12, 2021, (the “Reorganization”). Prior to the Reorganization, UH Holdco (formerly known as Searchlight) held a non-controlling interest in UHI, see Note 5. The Searchlight/ForgeLight Transaction. Upon consummation of the Reorganization, Searchlight was converted into a Delaware corporation named Univision Holdings II, Inc. (which was subsequently re-named TelevisaUnivision, Inc. as the closing of the TelevisaUnivision Transaction. Pursuant to the Reorganization, the following transactions, among others, were effected contemporaneously:

●	the existing stockholders of UHI (other than UH Holdco) exchanged their shares of UHI for the same number and class of shares of UH Holdco;
●	the existing parent of UH Holdco converted its equity interests into the same number and class of shares of UH Holdco; and

●	UH Holdco issued shares of common stock for aggregate consideration of $8.3 million to a new investor, which common stock represented approximately 1.1% of the issued and outstanding stock of UH Holdco.

The Reorganization required Federal Communications Commission approval and was effectuated primarily to (i) prepare for the TelevisaUnivision Transaction and other potential strategic transactions, (ii) facilitate a new investment in UH Holdco and (iii) allow Televisa to recognize significant capital tax losses. Through the Reorganization, UH Holdco acquired a controlling financial interest in UHI. As a result, the Reorganization was accounted for under Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) (“UH Holdco Business Combination”).

See Note 4. Acquisition of UHI.

Pursuant to the Reorganization, UH Holdco’s stockholders adopted a certificate of incorporation and UH Holdco adopted a certificate of designations, powers, preferences and rights that together provided for, among other things, the authorization of 50,000,000 shares of Class A common stock, 50,000,000 shares of Class B common stock, 5,000,000 shares of Class C subordinated common stock (which was subdivided into four sub-classes) and 500,000 shares of preferred stock (of which 100,000 shares were designated as Series A preferred stock). Immediately following the Reorganization, the issued and outstanding capital stock of the Company consisted of Class A common stock, Class C subordinated common stock and Series A preferred stock. On January 31, 2022, the Series A preferred stock was converted into 1,845,293 Class A common stock.

Radio Stations Sale - On June 3, 2022, the Company entered into an agreement to sell 18 non-strategic radio stations. On December 30, 2022, the Company completed the sale of 17 non-strategic radio stations and expects to complete the sale of the final station in 2023. The Company recorded a gain of $28.3 million in the Gain /loss on disposition within the consolidated statements of operations.

2. Summary of Significant Accounting Policies

Basis of presentation—The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States.

The Company reassessed its reportable segments and aggregated its linear/digital and radio operating segments into one reportable segment, Media and Entertainment. These changes impacted the company’s reportable segment beginning in the third quarter of 2022 but did not impact the Company’s consolidated financial statements. All prior period segment information has been recast to reflect the change in reportable segment. See Note 25. Segments.

Predecessor and Successor Reporting—On May 18, 2021, the Company consummated the acquisition of all outstanding and issued equity interests of UHI, pursuant to the Reorganization Agreement, and owns 100% of UHI and its wholly owned subsidiaries. The UH Holdco Business Combination is accounted for under the scope of ASC 805, in which UH Holdco was deemed to be the accounting acquirer. Due to the primary activity for the acquirer prior to the acquisition limited to a step-up gain and equity earnings in UHI, UHI is deemed the “Predecessor”. Accordingly, the business combination is accounted for using the acquisition method which requires the Company to record the fair value of assets acquired and liabilities assumed from UHI. See Note 1. Company Background and Note 4. Acquisition of UHI.

The financial statements separate the Company’s presentation into distinct periods between the Successor entity (TelevisaUnivision) and the Predecessor entity (UHI). Due to the significance of remeasuring the Company’s prior equity interest in UHI held before the UH Holdco Business Combination (See Note 4. Acquisition of UHI) we have presented a stub period statement of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for the period prior to the consummation of the UH Holdco Business Combination (January 1, 2021 to May 17, 2021) and a stub period statement of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for the periods on or after May 18, 2021, after the consummation of the UH Holdco Business Combination. As a result of the application of the acquisition method of accounting under the scope of ASC 805 as of the closing of the UH Holdco Business Combination, the financial statements for Predecessor entity and for the Successor entity are presented on a different basis of accounting and are, therefore not comparable.

Principles of consolidation—The consolidated financial statements include the accounts and operations of the Company and its majority owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated. Non-controlling interests have been recognized where a controlling interest exists, but the Company owns less than 100% of the controlled entity. Non-controlling interest is recorded for the period of an investment’s equity which is not controlled by the Company. The Company has consolidated the special purpose entities associated with its accounts receivable facility (see Note 17. Debt). This determination was based on the fact that these special purpose entities lack sufficient equity to finance their activities without additional support from the

Company and, additionally, that the Company retains the risks and rewards of their activities. The consolidation of these special purpose entities does not have a significant impact on the Company’s consolidated financial statements.

The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. Under the equity method of accounting, the Company’s share of the earnings and losses of these companies is included in Acquisition related costs and other, net in the accompanying consolidated statements of operations of the Company. For equity investments which are not accounted for under the equity method, the Company measures these investments at fair value, with changes in fair value recognized in earnings. The Company holds equity positions in several small early-stage entities which may not have readily determinable fair values. For such securities, the Company utilizes the measurement alternative to carry these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. A security will be considered identical or similar if it has identical or similar rights to the equity securities held by the Company. The Company reviews its investments in equity securities without readily determinable fair values for impairment each reporting period when there are qualitative factors or events that indicate possible impairment. Factors the Company considers in making this determination include negative changes in industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, the Company prepares quantitative assessments of the fair value of its investments in equity securities, which require judgment and the use of estimates. When the Company’s assessment indicates that the fair value of the investment is below its carrying value, the Company writes down the investment to its fair value and records the corresponding charge in Acquisition related costs and other, net, within the Company’s consolidated statements of operations.

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses, including impairments, during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of derivatives, pension and post retirement benefits, lease assets and liabilities, investments, property, plant and equipment, definite lived intangibles, indefinite-lived intangibles and goodwill; amortization of program rights and prepayments; and reserves for income tax uncertainties and other contingencies.

Foreign Currency—The reporting currency of the Company is the U.S. dollar. The functional currency of most of the Company’s international subsidiaries is the local currency. Financial statements of subsidiaries whose functional currency is not the U.S. dollar are translated at exchange rates in effect at the balance sheet date for assets and liabilities and at average exchange rates for revenues and expenses for the respective periods. Translation adjustments are recorded in accumulated other comprehensive loss. Foreign currency transaction gain and losses resulting from the conversion of the transaction currency to functional currency are included in other income (expense), net.

Cash equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair value measurements—The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Revenue—Advertising—The Company generates advertising revenue from the sale of advertising on broadcast and cable networks, local television and radio stations. The Company also generates revenue from the sale of display, mobile and video advertising, as well as sponsorships, on our various digital properties. In some cases, the network advertising sales are subject to ratings guarantees that require the Company to provide additional advertising time if the guaranteed audience levels are not achieved. Revenues for any audience deficiencies are deferred until the guarantee audience levels are met, by providing additional advertisements. Advertising contracts, which are generally short-term, are billed monthly, with payments due shortly after the invoice date.

Advertising revenue from the sale of advertising on broadcast and cable networks, local television and radio stations is recognized when advertising spots are aired and performance guarantees, if any, are achieved. The achievement of performance guarantees related to U.S. broadcasting operations are based on audience ratings from an independent research company. If there is a guarantee to deliver a targeted audience rating, revenues are recognized based on the proportion of the audience rating delivered to the total guaranteed in the contract. For impression-based digital advertising, revenue is recognized when “impressions” are delivered, while revenue from non-impression-based digital advertising (primarily sponsorship) is recognized over the period that the advertisement run. “Impressions” are defined as the number of times that an advertisement appears in content viewed by users of the Company’s digital properties. Sponsorship advertisement revenue is recognized ratably over the contract period.

Subscriber Fee—Subscriber fee revenue includes fees charged for the right to view the programming content of the Company’s broadcast networks, cable networks and stations through a variety of distribution platforms and viewing devices. Subscriber fee revenue is principally comprised of fees received from multichannel video programming distributors (“MVPDs”) and third-party live streaming services (“virtual MVPD’s” or “vMVPD”) for carriage of the Company’s networks and for authorizing carriage (“retransmission consent”) of Univision and UniMás broadcast networks aired on the Company’s owned television stations as well as fees for digital content. Typically, the Company’s networks and stations are aired by MVPDs and vMVPDs pursuant to multi-year carriage agreements that provide for the level of carriage that the Company’s networks and stations will receive, and if applicable, for annual rate increases. Subscriber fee revenue is largely dependent on the market demand for the content that the Company provides, the contractual rate-per-subscriber negotiated in the agreements, and the number of subscribers that receive the Company’s networks or content. Subscriber fees received from cable and satellite MVPDs are recognized as revenue in the period during which services are provided. Subscriber fee revenues are net of the amortization of any capitalized amounts paid to MVPDs. The Company defers these capitalized amounts and amortizes such amounts through the term of the agreement.

Additionally, the Company’s subscriber fee revenue includes monthly fees related to access to our SVOD global streaming platform. Subscribers are billed on a monthly basis in advance of obtaining access to the platform. Subscription fees related to the SVOD service are recognized ratably over the term of the subscription.

The Company also receives retransmission consent fees related to television stations that the Company does not own (referred to as “affiliates”) that are affiliated with Univision and UniMás broadcast networks. The Company has agreements with its affiliates whereby the Company negotiates the terms of retransmission consent agreements for substantially all of its Univision and UniMás stations with MVPDs. As part of these arrangements, the Company shares the retransmission consent fees received with certain of its affiliates.

Program Licensing—The Company licenses programming content for digital streaming and to other cable and satellite providers. Program licensing revenue is recognized when the content is delivered, and all related obligations have been satisfied. For licenses of internally-produced television programming, each individual episode delivered represents a separate performance obligation and revenue is recognized when the episode is made available to the licensee for exhibition and the license period has begun. All revenue is recognized only when it is probable that the Company will collect substantially all of the consideration for the program licensing.

Other Revenue—The Company classifies revenue from contractual commitments (including non-cash advertising and promotional revenue) primarily related to Televisa as Other Revenue. The Company also recognizes other revenue related to support services provided to joint ventures and related to spectrum access in channel sharing arrangements. From time to time the Company enters into transactions involving its spectrum.

Program rights and prepayments—The Company produces and acquires program rights to exhibit programming on its broadcast and cable networks and digital streaming platforms. Program rights principally consist of television series, specials, movies, and sporting events. Program rights aired on the Company’s broadcast and cable networks and digital streaming platforms is sourced from a wide range of third-party producers, wholly-owned production studios, and sports associations. Costs for internally-produced and acquired programming rights, including prepayments for such costs, are recorded within the non-current portion of “Program rights and prepayments” on the Consolidated balance sheet, with the exception of content acquired with an initial license period of 12 months or less and prepaid sports rights expected to air within 12 months.

The Company capitalizes costs for produced program rights, including direct production costs, development costs, print costs, and production overhead, of original programs when incurred. For licensed program rights, the costs incurred to acquire programming are capitalized as a program right and prepayment and a corresponding liability payable to the licensor are recorded when (i) the cost of the programming is reasonably determined; (ii) the programming has been accepted in accordance with the terms of the agreement;

(iii) the programming is available for its first showing or telecast and (iv) the license period has commenced. Programming rights and prepayments includes advance payments for rights to air sporting events that will take place in the future.

For purposes of amortization and impairment, the capitalized content costs are classified based on their predominant monetization strategy. Programs rights are either monetized individually or as part of a film group. The substantial majority of our program rights and prepayments are predominantly monetized as a film group on our broadcast and cable networks and digital streaming platforms. For programming rights that are predominantly monetized as part of our broadcast and cable networks film group, which includes acquired programming rights and internally-produced television programs, capitalized costs are amortized based on an estimate of the timing of our usage of and benefit from such programming, generally resulting in an accelerated or straight-line amortization pattern. For programming rights that are predominantly monetized as part of our recently launched digital streaming platform, due to a lack of historical information with respect to usage pattern on our digital platform, programming rights that are being predominantly monetized as part of this film group are generally amortized on a straight-line basis over an estimated economic life of six (6) years or the lesser of a license period, if applicable. Adjustments to projected usage are applied prospectively in the period of the change. For programming costs that are predominantly monetized on an individual basis, program rights are amortized utilizing an individual-film-forecast- computation method over the title’s life cycle based upon the ratio of current period revenue to estimated remaining total expected revenue. Acquired program costs for multi-year sports programming arrangements are amortized over the license period based on the ratio of current-period direct revenue to estimated remaining total direct revenue over the remaining contract period. Amortization expense of program rights and prepayments is included in “Direct Operating Expense,” in the Company’s consolidated statement of operations.

All program rights and prepayments on the Company’s balance sheet are subject to regular recoverability assessments. The Company has a three-year development cycle which begins with the initial capitalization of the development costs. Film development costs that have not been set for production are expensed within three years unless they are abandoned earlier, in which case these projects are written down to their estimated fair value in the period the decision to abandon the project is determined.

The Company’s predominant monetization strategy determines how the impairment testing is performed for program rights and prepayments whenever events or changes in circumstances indicate that the carrying amount of content monetized on its own or as a film group may exceed its estimated fair value. In addition, a change in the predominant monetization strategy is considered a triggering event for impairment testing before a title is accounted for as part of a film group. If the carrying value of an individual monetized content or film group, exceeds the estimated fair value, an impairment charge will be recorded in the amount of the difference. For content that is predominately monetized individually, we utilize estimates including ultimate revenues and additional costs to be incurred (including exploitation and participation costs), in order to determine whether the carrying value of the program rights is impaired. In the event the Company decides not to air a program, an impairment loss reducing the corresponding asset to zero is recorded to reflect the programming asset abandonment.

Accounting for goodwill, other intangibles and long-lived assets—Goodwill and other intangible assets with indefinite lives are tested annually for impairment on October 1 or more frequently if circumstances indicate a possible impairment exists.

The Company first assesses the qualitative factors for reporting units that carry goodwill. A reporting unit is defined as an operating segment or one level below an operating segment. In performing a qualitative assessment, the Company considers relevant events and circumstances that could affect the reporting unit fair value. These circumstances may include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and entity-specific events, business plans, and strategy. The Company considers the totality of these events, in the context of the reporting unit, and determines if it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit.

When a qualitative assessment is not used, or if the qualitative assessment is not conclusive and it is necessary to calculate fair value of a reporting unit, then the impairment analysis for goodwill is performed at the reporting unit level. The quantitative impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying value exceeds the fair value, an impairment charge is recognized equal to the difference between the carrying value of the reporting unit and its fair value, considering the related income tax effect of any goodwill deductible for tax purpose.

In performing the quantitative assessment, we measure the fair value of the reporting unit using a combination of the income and market approaches. The assessment requires us to make judgments and involves the use of significant estimates and assumptions. Under the income approach, the Company calculated the present value of the reporting unit’s estimated future cash flows (discounted cash flow analysis). Significant estimates and assumptions include the amount and timing of expected future cash flow, risk-adjusted discount rates based on a weighted-average cost of capital (“WACC”) adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit’s ability to execute on its projected cash flows. The expected cash flows used in the income approach are based on the Company’s most recent forecast and budget and, for years beyond the budget, the Company’s estimates, which are based, in part, on forecasted growth rates. Assumptions used in the estimate of future cash flows, including the WACC, are assessed based on the reporting units’ current results and forecasted future performance, as well as macroeconomic and industry specific factors.

Determining fair value using a market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined which is applied to financial metrics to estimate the fair value of a reporting unit.

The Company also has indefinite-lived intangible assets, such as television and radio broadcast licenses and tradenames. The Company’s television and radio broadcast licenses have indefinite lives because the Company expects to renew them and renewals are routinely granted with little cost, provided that the licensee has complied with the applicable rules and regulations of the Federal Communications Commission (“FCC”). Historically, all material television and radio licenses that have been up for renewal have been renewed. The Company is unable to predict the effect that further technological changes will have on the television and radio industry or the future results of its television and radio broadcast businesses. Indefinite-lived intangible assets are tested for impairment annually or more frequently if circumstances indicate a possible impairment exists.

The fair value of the television and radio broadcast licenses is determined using the direct valuation method which is classified as a Level 3 measurement. Under the direct valuation method, the fair value of the television and radio broadcast licenses is calculated at the network or market level as applicable. The application of the direct valuation method attempts to isolate the income that is properly attributable to the television and radio broadcast licenses alone (that is, apart from tangible and identified intangible assets). It is based upon modeling a hypothetical “greenfield” build-up to a “normalized” enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for (or added) as part of the build-up process. Under the direct valuation method, it is assumed that rather than acquiring television and radio broadcast licenses as part of a going concern business, the buyer hypothetically develops television and radio broadcast licenses and builds a new operation with similar attributes from inception. Thus, the buyer incurs start-up costs during the build-up phase. Initial capital costs are deducted from the discounted cash flow model which results in a value that is directly attributable to the indefinite-lived intangible assets. The key assumptions used in the direct valuation method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. The market revenue growth rate assumption is impacted by, among other things, factors affecting the local advertising market for local television and radio stations. This data is populated using industry normalized information representing an average FCC license within a market.

Univision Network and UniMás network programming is broadcast on the television stations. FCC broadcast licenses associated with the Univision Network and UniMás stations are tested for impairment at their respective network level. Broadcast licenses for television stations that are not dependent on network programming are tested for impairment at the local market level. Radio broadcast licenses are tested for impairment at the local market level.

The Company has the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. If the qualitative assessment determines that it is more likely than not that the fair value of the intangible asset is more than its carrying amount, then the Company concludes that the intangible asset is not impaired.

If the Company does not choose to perform the qualitative assessment, or if the qualitative assessment determines that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, then the Company calculates the fair value of the intangible asset and compares it to the corresponding carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess carrying value over the fair value.

For the Company’s broadcast license impairment testing, significant unobservable inputs utilized included discount rates and terminal growth rates. The fair value of the indefinite-lived intangible assets is classified as a Level 3 measurement.

Long-lived assets, such as property and equipment, intangible assets with definite lives, channel-sharing arrangements and program right prepayments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Derivative instruments—The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the derivative is marked to market with the change in fair value recorded directly into interest expense. The Company classifies cash flows from its derivative transactions as cash flow from operating activities in the consolidated statement of cash flows. For derivative transactions that have an other-than-insignificant financing element, all cash flows are classified as cash flows from financing activities in the consolidated statement of cash flows.

The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk; (ii) the derivative expires or is sold, terminated, or exercised; (iii) the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring; or (iv) management determines to remove the designation of the cash flow hedge. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings, and any associated balance in accumulated other comprehensive income (loss) will be reclassified into interest expense in the same periods during which the forecasted transactions that originally were being hedged affect earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income (loss) related to the hedging relationship.

Treasury Stock—When stock is acquired for purposes other than formal or constructive retirement, the purchase price of the acquired stock is recorded in a separate treasury stock account, which is separately reported as a reduction of equity.

Property and equipment and related depreciation—Property and equipment are carried at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company removes the cost and accumulated depreciation of its property and equipment upon the retirement or disposal of such assets and the resulting gain or loss, if any, is then recognized. Land improvements are depreciated up to 15 years, buildings and improvements are depreciated up to 50 years, broadcast equipment over 5 to 20 years and furniture, computer and other equipment over 3 to 7 years. Property and equipment financed with finance leases are amortized over the shorter of their useful life or the remaining life of the lease. Repairs and maintenance costs are expensed as incurred.

Deferred financing costs—Deferred financing costs consist of payments made by the Company in connection with its debt offerings, primarily ratings fees, legal fees, accounting fees, private placement fees and costs related to the offering circular and other related expenses. Deferred financing costs are amortized over the life of the related debt using the effective interest method.

Advertising and promotional costs—The Company expenses advertising and promotional costs in the period in which they are incurred. The Company recorded advertising and promotional costs of $306.1 million, $49.7 million, $10.5 million and $24.0 million for years ended December 31, 2022 (Successor), for the periods from May 18 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021, and December 31, 2020, respectively.

Share-based compensation—Compensation expense relating to share-based payments is recognized in earnings using a fair-value measurement method. The Company uses the straight-line attribution method of recognizing compensation expense over the requisite service period which generally matches the stated vesting schedule. The Company’s stock options vest over periods of between three and five years from the date of grant. The Company’s restricted stock unit awards vest over periods of between three and four years from the date of grant. The fair value of each new stock option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Inherent in this model are assumptions related to stock price, expected stock-price volatility, expected term, risk-free interest rate and dividend yield. The risk-free interest rate is based on data derived from public sources. In general, the estimated stock price is based on comparable public company information and the Company’s estimated discounted cash flows. The expected stock-price volatility is primarily based on comparable public company information. Expected term and dividend yield assumptions are based on management’s estimates. The fair value of restricted stock units awarded to employees is measured at estimated intrinsic value at the date of grant. The Company accounts for forfeitures when they occur.

Post-employment benefits—The Company has pensions and seniority premiums (post-employment benefits) for its Mexican employees which are funded through irrevocable trusts. The post-employment benefits liability or asset increases or decreases based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss.

Income taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company classifies all deferred tax assets and liabilities, net as noncurrent on the consolidated balance sheet. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carry back or carry forward period under the tax law for the deferred tax asset. In a situation where the net operating losses are more likely than not to expire prior to being utilized the Company has established the appropriate valuation allowance. If estimates of future taxable income during the net operating loss carryforward period are reduced the realization of the deferred tax assets may be impacted. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and penalties, if any, related to uncertain income tax positions in income tax expense. There is considerable judgment involved in assessing whether deferred tax assets will be realized and in determining whether positions taken on the Company’s tax returns are more likely than not of being sustained.

Concentration of credit risk—Financial instruments that potentially subject the Company to concentrations of credit risk include primarily cash and cash equivalents, trade receivables and financial instruments used in hedging activities. The Company’s objective for its cash and cash equivalents is to invest in high-quality money market funds that are prime AAA rated, have diversified portfolios and have strong financial institutions backing them. The Company sells its services and products to a large number of diverse customers in a number of different industries, thus spreading the trade credit risk. No one customer represented more than 10% of revenue of the Company for the year ended December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), and for the year ended December 31, 2020 (Predecessor) or more than 10% of the Company’s accounts receivable as of December 31, 2022 and December 31, 2021. The Company extends credit based on an evaluation of the customers’ financial condition and historical experience. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The counterparties to the agreements relating to the Company’s financial instruments consist of major international institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties as the Company monitors the credit ratings of such counterparties and limits the financial exposure with any one institution.

Securitizations—Securitization transactions in connection with UCI’s accounts receivable facility are classified as debt on the Company’s balance sheet and the related cash flows from any advances or reductions are reflected as cash flows from financing activities. UCI sells to investors, on a revolving non-recourse basis, a percentage ownership interest in certain accounts receivable through wholly owned special purpose entities. UCI retains interests in the accounts receivable that have not been sold to investors. The retained interest is subordinated to the sold interest in that it absorbs 100% of any credit losses on the sold receivable interests. UCI services the receivables sold under the accounts receivable facility.

Recently adopted —In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which changes how entities will recognize assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers. The provisions of ASU 2021-08 will require acquiring entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09 (Topic 606), Revenue from Contracts with Customers, as if it had originated the contracts. The provisions of ASU 2021-08 are effective for fiscal years beginning after December 15, 2022, with early adoption permitted, including adoption in an interim period. An entity that early adopts in an interim period is required to apply the amendments (i) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim periods of early adoption and (ii) prospectively to all business combinations that occur on or after the date of initial application. The Company early adopted this guidance during the fourth quarter of 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements for prior acquisitions in the current annual period, and the impact in future periods will be dependent on the contract assets and contract liabilities acquired in future business combinations.

Subsequent events—The Company evaluates subsequent events and the evidence they provide about conditions existing at the date of the balance sheet as well as conditions that arose after the balance sheet date but before the financial statements are issued. The effects of conditions that existed at the date of the balance sheet date are recognized in the financial statements. Events and conditions arising after the balance sheet date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying consolidated financial statements and the following notes to these financial statements, the Company evaluated subsequent events through April 28, 2023, the date the financial statements were issued.

3. TelevisaUnivision Transaction

On January 31, 2022 (the “acquisition date”), Televisa and UH Holdco (together with its wholly owned subsidiary, Univision Communications Inc.) announced the completion of the TelevisaUnivision Transaction. As a result, UH Holdco through its subsidiary Univision acquired a 100% equity interest in Televisa’s content and media business and is deemed to be the accounting acquirer. Accordingly, the TelevisaUnivision Transaction is accounted as a business combination under the scope of ASC 805. The TelevisaUnivision Transaction created the world’s leading Spanish-language media and content company, producing and delivering premium content for its own platforms and for others, while also providing innovative solutions for advertisers and distributors globally.

The total consideration consisted of $3,146.5 million in cash and total equity consideration of $1,545.4 million, comprised of UH Holdco Class A common stock and Series B participating preferred stock of UH Holdco, with an annual cumulative dividend of 5.5%. The fair value of the equity consideration was determined using a contingent claims analysis. The TelevisaUnivision Transaction was financed through (i) $1.0 billion of UH Holdco Series C preferred stock investment led by the SoftBank Latin American Fund (“SoftBank”), along with ForgeLight, with participation from Google and The Raine Group, (ii) $1.05 billion of 4.0% Term loan due 2029 and (iii) $1.05 billion of 4.5% Senior Secured Notes due 2029, see Note 17. Debt. Prior to the transaction, the Company had an obligation to provide future advertising and promotion time at no charge to Televisa. Concurrent with the transaction, this obligation was settled. See Note 16. Related Party Transactions.

The fair value of the assets acquired and liabilities assumed was determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the business. The Company’s purchase accounting is not yet complete and will be finalized in the first quarter of 2023; the determination of the fair value of certain leased assets and the impact on intangible assets is preliminary and subject to revision. The measurement period adjustments are reflected in the purchase price allocation table below.

The following represents the purchase price allocation for the TelevisaUnivision Transaction:

January 31, 2022
(Fair Value)
Cash consideration	$3,146,500
Equity consideration	1,545,400
Total consideration transferred	4,691,900
Cash and cash equivalents	85,400
Accounts receivables, net	356,400
Other current assets	782,000
Property and equipment, net	630,300
Intangible assets, net	1,723,300
Other non-current assets	811,700
Total identifiable assets acquired	4,389,100
Current liabilities	(953,300)
Long-term debt and finance lease obligations	(584,300)
Other non-current liabilities	(395,800)
Goodwill	$2,236,200

As of December 31, 2022 (Successor), we recorded measurement period adjustments to our provisional estimates of deferred tax liabilities as we received more information with respect to acquired book to tax basis differences and updates in valuations received from the Company’s valuation specialists during the year. We also finalized a working capital resulting in an adjustment of $25.9 million to the total consideration transferred and goodwill. These adjustments reduced goodwill by $28.2 million. During the first quarter of 2023, the Company completed the purchase accounting for the TelevisaUnivision Transaction, which resulted in an increase in goodwill of $12.4 million.

The Company recorded net deferred tax assets of $364.5 million from the TelevisaUnivision Transaction primarily related to licenses, content rights, and advanced deposits for taxes. Such amounts are included in the table as Other non-current assets and Other non-current liabilities.

A summary of intangible assets acquired and the estimated useful life of these assets as of the acquisition date:

		Estimated Useful Life
	Fair Value	in Years
Description of intangible assets:	(Successor)
Broadcast and Multi System Operator Relationships	$400,000	15.5
Advertiser Relationships	810,000	12
Mexico Broadcast License	273,300	20
Televisa tradenames	240,000	Indefinite
Total intangible assets acquired	$1,723,300

The Televisa’s content and media assets business purchase price was $4,691.9 million which has resulted in the goodwill recognition of $2,236.2 million, assigned to the Media and Entertainment reportable segment. The full amount of Goodwill is not deductible for tax purposes. The Goodwill recognized is due to the (i) expected cash flow savings related to the elimination of the Program License Agreement with Televisa, (ii) ability to generate in-house content beyond the existing content library which would be expected to drive advertising, subscription and streaming revenue, (iii) existing assembled workforce and know how acquired as part of the transaction, and (iv) continuous push and ability to add new MSO and advertiser relationships to further grow the combined business.

The Company used discounted cash flow (“DCF”) analyses, which represent Level 3 fair value measurements, to assess certain components of its purchase price allocation as a result of the acquisition. The fair value of the programming contents acquired was determined using an income approach based on existing portfolio usage and historical content decay curves. The fair value of trade names and trademarks was determined using an income approach based on the relief from royalty method. The fair value for MSO and advertiser relationships was determined using the multi-period excess earnings method. The fair value for Broadcast license in Mexico, which was renewed on January 1, 2022, and the fair value for property, plant and equipment were determined using the current cost method. For the fair value estimates, the Company used: (i) projected discounted cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) royalty rates and (v) attrition and decay rates, as relevant, that market participants would consider when estimating fair values. The Company is amortizing the acquired identifiable definite-lived intangible assets over their estimated useful lives from the acquisition date. The Transaction resulted in the Company recording deferred tax assets related to the step up in tax basis of certain assets and deferred tax liability related to acquired intangibles not amortizable for tax purposes.

The Company incurred $103.1 million of acquisition-related expenses, of which $47.3 million were expensed and included in Acquisition related costs and other, net and $55.8 million primarily related to financing fees which were capitalized and recorded as deferred financing costs and presented as a direct reduction of the Company’s long-term debt in the consolidated balance sheet.

The financial results of Televisa’s content and media business are included in the Company’s financial statements, beginning January 31, 2022. For the year ended December 31, 2022, the Company included $1,432.5 million of revenue and $431.0 million of net loss in the Consolidated statement of operations related to Televisa’s content and media business.

Unaudited Pro Forma Impact of the TelevisaUnivision Transaction and the Reorganization

The following unaudited information represents the supplemental pro forma results of the Company’s Consolidated Statements of Operations as if the TelevisaUnivision Transaction and the Acquisition of UHI (see Note 4) (presented on a combined basis) had occurred on January 1, 2021, for both the twelve months ended December 31, 2022 and 2021 after giving effect to certain adjustments, including depreciation and amortization of the assets acquired and interest expenses of the new debt. For the years ended December 31, 2022 and 2021, pro forma adjustments include an increase in depreciation and amortization expense of $5.2 million and $57.9 million, respectively, and increase in interest expense of $5.8 million and $88.5 million, respectively related to new debt adjustments in purchase accounting. To present transaction-related costs in the beginning of the earliest comparative period presented pro forma adjustments include a reduction in transaction-related costs of $47.3 million for the year ended December 31, 2022. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting, is presented for informational purposes only and is not necessarily indicative of the results that would have been achieved had these acquisitions occurred on the aforementioned dates.

	December 31, 2022	December 31, 2021
	Pro Forma	Pro Forma
Revenue	$4,711,800	$4,183,300
Net (loss) income	(1,454,700)	349,800

4. Acquisition of UHI

The Reorganization discussed in Note 1. Company Background was accounted for by UH Holdco in accordance with the acquisition method of accounting pursuant to ASC 805, as UH Holdco obtained a controlling financial interest in UHI and UHI constitutes a business with inputs, processes, and outputs. Accordingly, the acquisition of UHI constitutes the acquisition of a business for purposes of ASC 805 and due to the change in control of UHI, was accounted for using the acquisition method. The fair value of assets deemed acquired and liabilities assumed was determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the asset or liability.

Prior to the Reorganization date, UH Holdco accounted for its 26.04% interest in UHI as an equity-method investment with a balance of $227.9 million. The acquisition-date fair value of the previous equity interest was $849.1 million and is included in the measurement of the total UH Holdco Business Combination consideration. The Company recognized a gain of $621.2 million as a result of remeasuring its prior equity interest in UHI held before the business combination. The gain was included in (Gain) loss on investments within the Company’s consolidated statement of operations for the period January 1, 2021 through May 17, 2021. The Company determined the fair value of its previously-held equity interest in UHI using the business enterprise value approach as discussed further below.

The Company’s management, with the assistance of a third-party valuation firm, estimated the fair value of the Company’s assets and liabilities as of the Reorganization Date.

The following represents the purchase price allocation for the UH Holdco Business Combination.

(All amounts in thousands)	Fair Value
(Successor)
Equity consideration	$2,015,900
Redeemable preferred shares	369,400
Share-based awards assumed due to business combination	5,400
Consideration transferred	2,390,700
Fair value of previously-held equity interest	849,100
Total purchase consideration	3,239,800

Cash and cash equivalents	603,700
Accounts receivable	561,800
Other current assets	123,700
Property and equipment	489,400
Intangible assets	5,336,000
Other non-current assets	339,800
Total identifiable assets acquired	7,454,400
Accounts payable and accrued liabilities	409,700
Other liabilities	723,200
Long term debt assumed	7,446,700
Deferred tax liabilities	960,900
Net identifiable assets acquired	(2,086,100)
Goodwill	5,325,900

Intangible assets balances comprises the following:

Description	Fair Value	Useful Life in Years
	(Successor)
Broadcast and Multi System Operator Relationships	$2,090,000	14
TV FCC License	1,901,600	Indefinite
Advertiser Relationships	520,000	8-9
Trade names / Trademarks - Non amortizable	462,200	Indefinite
Radio FCC License	307,300	Indefinite
Trade names / Trademarks - Amortizable	19,900	5-10
Tower Customer Relationships	35,000	20
Total intangible assets acquired	$5,336,000

UHI’s fair value was determined using the business enterprise valuation approach that discounted UHI’s projected cash flows based on a probability weighted scenario of the TelevisaUnivision Transaction occurring or not occurring and associated weighted average cost of capital. UHI’s fair value was estimated to be $10,422.5 million which resulted in recognition of Goodwill of $5,325.9 million, which has been assigned to the Media and Entertainment reportable segment. The Goodwill recognized is due to the expected significant synergies from the TelevisaUnivision Transaction such as (i) improved monetization of the combined libraries and advertising inventory resulting from the TelevisaUnivision Transaction, leading to anticipated revenue synergies, (ii) anticipated costs synergies from relocation of personnel and production to Mexico and procurement efficiencies due to economies of scale and (iii) anticipated significant recurring subscriber fee and streaming revenue as a result of the launching of the global Spanish Language streaming service.

The Company used discounted cash flow (“DCF”) analyses, which represent Level 3 fair value measurements, to assess certain components of its purchase price allocation. The fair value of tradenames and trademarks was determined using an income approach based on the relief from royalty method. The fair value for broadcast, MSO relationships, advertiser relationships and tower customer relationships was determined using the multi-period excess earnings method. The fair value for FCC license was determined using the greenfield method. The fair value of property, plant and equipment was determined using the current cost method. The fair value of interest-bearing debt was determined using publicly-traded prices. For the fair value estimates, the Company used: (i) projected discounted cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) royalty rates and (v) attrition rates, as relevant, that market participants would consider when estimating fair values. The Company is amortizing the acquired identifiable definite-lived intangible assets over their estimated useful lives from the acquisition date. The acquisition of UHI did not result in a step-up in the basis of any of the Company’s assets (including Goodwill) for U.S. federal income tax purposes.

Transaction costs incurred in the UH Holdco Business Combination were immaterial and expensed in the Successor period.

5. The Searchlight/ForgeLight Transaction

On December 29, 2020, pursuant to a Stock Purchase Agreement dates as of February 24, 2020 and related transactions, Searchlight and ForgeLight (“Searchlight/ ForgeLight Transaction”) completed their acquisition of a portion, and UHI repurchased and canceled the remaining portion in connection with its issuance of new Series A preferred stock of UHI to Liberty Global Ventures Limited (“Liberty”), of UHI Class A and Class B common stock from Madison Dearborn Partners, LLC, Providence Equity Partners Inc., Saban Capital Group, Inc., TPG Global, LLC, Thomas H. Lee Partners, L.P. and their respective affiliates (collectively, the “Original Sponsors”) and certain other institutional investors and management stockholders of UHI. In connection with the Searchlight/ForgeLight Transaction, UHI entered into a subscription agreement with Liberty pursuant to which Liberty subscribed for shares of a newly designated series of preferred stock of UHI, the Series A preferred stock, with an aggregate purchase price equal to the value of stock repurchased and canceled by UHI as described above. Grupo Televisa neither sold nor acquired any shares of UHI common stock. Following the consummation of Searchlight/ForgeLight Transaction, UHI’s stockholders included Searchlight, ForgeLight and Grupo Televisa as holders of common stock, Liberty, as a holder of Series A preferred stock, which was convertible into the UHI’s common stock, and members of management, as holders of equity awards, which, subject to vesting in accordance with their terms, settle into shares of common stock. As a result of the Searchlight/ForgeLight Transaction, UCI funded transaction costs of $68.0 million which were expensed as incurred and are included in Acquisition related costs and other, net within the Predecessor’s consolidated statement of operations.

6. Cash, Cash Equivalents and Restricted Cash

The following table provides the balance sheet details that sum to the total of cash, cash equivalents and restricted cash in the statement of cash flows.

	December 31, 2022	December 31, 2021	December 31, 2020
	(Successor)	(Successor)	(Predecessor)
Cash and cash equivalents	$538,600	$647,000	$523,700
Restricted cash related to debt	—	1,071,300	—
Restricted cash included in Prepaid expenses and other	5,100	300	200
Restricted cash included in Other assets	1,500	1,500	1,500
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$545,200	$1,720,100	$525,400

Amounts included in restricted cash related to debt as of December 31, 2021 (Successor) consists of the escrow amounts for the 4.500% Senior Secured Notes due 2029 deposited in escrow for the TelevisaUnivision Transaction and were released from escrow at closing (See Note 17. Debt and Note 3. TelevisaUnivision Transaction). Amounts included in restricted cash within Prepaid expenses and other and Other assets as of December 31, 2022 (Successor) pertain to escrow amounts for certain lease, grant payments and transition service agreement on the non-strategic radio stations sold on December 30, 2022. Amounts included in restricted cash within Prepaid expenses and other, and Other assets as of December 31, 2021 (Successor) and December 31, 2020 (Predecessor) pertain to escrow amounts for certain lease and grant payments.

7. Property and Equipment

Property and equipment consists of the following:

	December 31, 2022
	U.S.	Mexico	Total
Land and improvements	$67,500	$27,400	$94,900
Buildings and improvements	364,900	32,800	397,700
Broadcast and production equipment	436,300	117,600	553,900
Furniture, computer and other equipment	356,100	143,600	499,700
Land, building, transponder equipment and vehicles financed with finance leases	100,900	383,800	484,700
	1,325,700	705,200	2,030,900
Accumulated depreciation	(874,500)	(43,400)	(917,900)
Property and equipment, net	$451,200	$661,800	$1,113,000

	December 31, 2021
	U.S.	Mexico	Total
Land and improvements	$70,600	$—	$70,600
Buildings and improvements	361,200	—	361,200
Broadcast and production equipment	434,100	—	434,100
Furniture, computer and other equipment	288,300	—	288,300
Land, building, transponder equipment and vehicles financed with finance leases	119,600	—	119,600
	1,273,800	—	1,273,800
Accumulated depreciation	(807,500)	—	(807,500)
Property and equipment, net	$466,300	$—	$466,300

For the year ended December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), depreciation expense on property and equipment was $197.3 million, $60.1 million, $31.0 million, $96.0 million, respectively. Accumulated depreciation related to assets financed with finance leases at December 31, 2022 (Successor) and December 31, 2021 (Successor) is $87.9 million and $70.6 million, respectively.

8. Leases

The Company has long-term operating leases expiring on various dates for office, studio, automobile and tower rentals. The Company’s operating leases, which are primarily related to buildings and tower properties, have various renewal terms and escalation clauses. The Company also has long-term finance lease obligations for facilities and transmission and technical equipment assets that are used to transmit and receive its network signals in the U.S. and Mexico. Our leases generally have remaining terms ranging from 3 to 45 years and often contain renewal options to extend the lease for periods ranging from 5 years to 25 years. For leases that contain renewal options, we include the renewal period in the lease term if it is reasonably certain that the option will be exercised.

We evaluate whether our contractual arrangements contain leases at the inception of such arrangements. Specifically, we consider whether we can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the asset. Contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee. Our right-of-use operating lease assets represent our right to use an underlying asset for the lease term, and our operating lease liabilities represent our obligation to make lease payments. The underlying assets under finance leases are recorded as components of property and equipment and the corresponding finance lease liability is recorded as a component of long-term debt and finance lease obligations. Variable lease payments consist primarily of common area maintenance and service related costs, personnel costs, utilities and taxes, which are not included in the recognition of ROU assets and related lease liabilities. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Both the operating lease right to use asset and liability are recognized as of the lease commencement date at the present value of the lease payments over the lease term. Most of our leases do not provide an implicit rate that can readily be determined. Therefore, we use a discount rate based on our incremental borrowing rate, which is determined using secured borrowings of companies with similar credit ratings and adjusted for the Company’s current issuing rates for senior secured debt. The Company combines the lease and non-lease components of lease payments in determining right of use assets and related lease liabilities. If the lease includes one or more options to extend the term of the lease, the renewal option is considered in the lease term if it is reasonably certain the Company will exercise the option(s). Lease expense is recognized on a straight-line basis over the term of the lease. As permitted by ASC 842, leases with an initial term of twelve months or less (“short-term leases”) are not recorded on the accompanying balance sheet. Lease cost for finance leases includes the amortization of the Right-Of-Use (“ROU”) asset included within property and equipment, which is amortized on a straight-line basis and recorded to Depreciation and amortization, and interest expense on the finance lease liability, which is calculated using the interest method and recorded to Interest expense.

The Company has operating subleases which have been accounted for by reference to the underlying asset subject to the lease rather than by reference to their associated right-of-use asset.

The components of lease costs are as follows:

		Period from May	Period from
	Year Ended	18, 2021 through	January 1, 2021	Year Ended
	December 31,	December 31,	through May 17,	December 31,
	2022	2021	2021	2020
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Finance Lease cost
Amortization of right-of-use assets	$36,400	$6,600	$4,100	$7,300
Interest on lease liabilities	25,100	1,700	1,000	2,900
Operating lease cost (a)	28,500	16,500	10,000	30,000
Variable lease cost and other (b)	44,200	—	—	—
Short term lease cost	18,300	1,600	100	2,200
Total lease cost	$152,500	$26,400	$15,200	$42,400

(a)	For the year ended December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), the Company recorded total sublease income associated with operating leases of $10.2 million, $6.1 million, $3.8 million and $9.5 million, respectively, primarily recorded as an offset to the rent expense in Restructuring, severance and related charges within the Company’s consolidated statement of operations.
(b)	Represents variable lease costs that are not based on an index or rate related to finance leases arrangements acquired in the TelevisaUnivision Transaction between the Company and Televisa and its affiliates, for the buildings, transmission and technical equipment assets required to transmit and receive broadcast signals in Mexico. For further details on related party balances and transactions, See Note 16. Related Party Transactions.

The Company’s finance and operating leases weighted average discount rate and remaining lease term are as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
	(Successor)	(Successor)	(Predecessor)
Finance leases
Discount rate	6.96%	5.30%	5.74%
Period (years)	21.0	17.4	15.5
Operating leases
Discount rate	5%	4.40%	7.70%
Period (years)	7.9	7.2	7.4

Fair value for the impairment of right-of-use assets are determined with Level 3 inputs by using the discounted cash flows associated with the head lease obligation and associated sublease income. For the year ended December 31, 2022 (Successor) and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), the Company recognized non-cash impairment losses in continuing operations of zero, zero, $4.3 million and $3.3 million related to operating lease right-of-use assets as a result of the Company’s decision to cease occupying the leased space.

Cash paid for amounts included in the measurement of operating and finance lease liabilities were as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
	(Successor)	(Successor)	(Predecessor)
Finance lease liabilities	$33,400	$9,900	$10,000
Operating lease liabilities	45,200	42,400	45,000
Total	$78,600	$52,300	$55,000

The expected future payments relating to the Company’s operating and finance lease liabilities at December 31, 2022 (Successor) are as follows:

	Operating	Finance
2023	$44,400	$55,200
2024	37,300	52,000
2025	40,500	46,400
2026	34,800	33,300
2027	30,100	32,000
2028 and thereafter	81,300	564,100
Total minimum payments	$268,400	$783,000
Less amounts representing interest	50,700	387,800
Present value of minimum payments	$217,700	$395,200

9. Goodwill and Other Intangible Assets

The carrying value and changes in the carrying value of goodwill were as follows:

Balance
As of May 17, 2021 (Successor)	$—
Goodwill resulting from acquisition of UHI (See Note 4)	5,325,900
As of December 31, 2021 (Successor)	5,325,900
Goodwill resulting from acquisitions (See Note 3 and 15)	2,333,000
Impairment loss	(1,498,000)
Foreign exchange impact	158,900
As of December 31, 2022 (Successor)	$6,319,800

See Note 2. Summary of Significant Accounting Policies for further discussion of the Company’s assessments of impairment of goodwill and indefinite-lived intangible assets.

Goodwill which associated with our linear/digital reporting unit was tested quantitatively as of October 1, 2022. Based on our annual impairment assessment process for goodwill, the Company had a $1,498.0 million impairment during the fiscal year ended December 31, 2022 (Successor) which primarily reflects an increased discount rate and reduced estimated future cash flows as a result of macroeconomic conditions, and is recorded in the Impairment loss within in the Consolidated statement of operations.

Indefinite-Lived Intangible Assets other than Goodwill

For the year ended December 31, 2022 (Successor), the Company recognized a non-cash impairment loss of $128.4 million related to certain television broadcast licenses due to the macro-conditions affecting traditional television in the United States. For the period from May 18, 2021 through December 31, 2021 (Successor), the Company recognized an impairment loss of $3.4 million related to certain television broadcast licenses due to the decision not to renew such licenses. For the period from January 1, 2021 through May 17, 2021 (Predecessor), due to market indicators in connection with determining the fair value of intangible assets as of the Reorganization Date, the Company recognized an impairment loss of $68.3 million related to certain radio broadcast licenses. In 2020, the Company recorded an impairment loss of $87.2 million primarily related to certain radio broadcast licenses, resulting from the scaling back in the overall market of advertising purchases due to COVID-19 and a $54.1 million write-down of TV FCC licenses due to the requirement to sell certain minor operating stations in the linear/digital operations as part of the Searchlight/ForgeLight transaction and impacted by the COVID-19 pandemic.

Definite-Lived Intangible Assets

The were no impairment losses for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor). The Company recognized impairment losses on the tradename in the radio operations of $14.4 million during 2020 resulting from the scaling back in the overall market of advertising purchases due to COVID-19.

The Company has various intangible assets with definite lives that are being amortized on a straight-line basis. Advertiser relationships are primarily being amortized through 2029, Broadcast and Multi System Operator relationships are primarily being amortized through 2035, Mexican Broadcast license primarily being amortized through 2041 and other amortizable intangibles. For the year ended December 31, 2022 (Successor), and for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), the Company incurred amortization expense of $327.0 million, $138.5 million, $21.9 million and $56.8 million, respectively.

The following is an analysis of the Company’s intangible assets currently being amortized, intangible assets not being amortized and estimated amortization expense for the years ending December 31, 2023 through 2027:

	As of December 31, 2022
	(Successor)
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Intangible Assets Being Amortized
Broadcast and Multi System Operator relationships	$2,410,000	$259,500	$2,150,500
Advertiser relationships	1,330,000	172,500	1,157,500
Mexican Broadcast license	273,300	13,900	259,400
Other amortizable intangibles	159,800	18,000	141,800
Total	$4,173,100	$463,900	$3,709,200
Intangible Assets Not Being Amortized
Broadcast licenses			2,184,000
Trade names and other assets			707,300
Total			2,891,300
Impairment loss			(143,700)
Foreign exchange rate impact			122,400
Total intangible assets, net			$6,579,200

	As of December 31, 2021
	(Successor)
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Intangible Assets Being Amortized
Broadcast and Multi System Operator relationships	$2,010,000	$89,200	$1,920,800
Advertiser relationships	635,000	44,100	590,900
Other amortizable intangibles	20,100	1,200	18,900
Total	$2,665,100	$134,500	$2,530,600
Intangible Assets Not Being Amortized
Broadcast licenses			2,205,500
Trade names and other assets			458,000
Total			2,663,500
Total intangible assets, net			$5,194,100

The Company’s estimated amortization expense is approximately $332.0 million, $331.8 million $331.6 million, $328.3 million and $324.8 million for each of the years ending December 31, 2023, 2024, 2025, 2026 and 2027, respectively.

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,	December 31,
	2022	2021
	(Successor)	(Successor)
Trade accounts payable	$242,900	$56,400
Accrued compensation	162,700	116,900
Accrued interest	79,100	51,100
Program rights obligations	63,200	23,900
Income tax payable	23,600	4,400
Studio production payable	47,200	—
Accrued revenue obligations	35,300	43,900
Accrued Value Added Tax (VAT) payable	33,400	200
Related party obligations (See Note 16)	30,000	31,000
Accrued restructuring, severance and related charges	26,600	32,500
Interest rate swap liability	—	35,300
Other accounts payable and accrued liabilities	297,200	154,000
	$1,041,200	$549,600

Restructuring, Severance and Related Charges

The Company’s restructuring, severance and related charges, net of reversals, for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor) are summarized below.

		Period from May	Period from January
	Year Ended	18, 2021 through	1, 2021 through May	Year Ended
	December 31, 2022	December 31, 2021	17, 2021	December 31, 2020
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Restructuring:
Activities initiated prior to 2020	$100	$1,200	$500	$7,100
Activities initiated in 2020	6,300	5,500	7,100	34,500
Activities initiated in 2021	—	52,600	—	—
Activities related to recent acquisitions	56,700	—	—	—
Severance for individual employees and related charges	5,400	—	—	4,500
Total restructuring, severance, and related charges	$68,500	$59,300	$7,600	$46,100

The restructuring activities initiated prior to 2020 were primarily intended to rationalize costs. The restructuring activities initiated in 2020 were due to further initiatives to rationalize costs and the disruption caused by the COVID-19 pandemic. The restructuring activities initiated in 2021 were due to further initiatives to rationalize costs. The restructuring activities related to the recent acquisitions, including the TelevisaUnivision Transaction, are expected to be completed by December 31, 2023. Future charges arising from additional activities associated with these restructuring activities cannot be estimated but are not expected to be material.

Severance for individual employees and related charges relate primarily to severance arrangements with former employees unrelated to the Company’s restructuring activities.

The following tables present the restructuring charges, net of reversals, by segment for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and during the year ended December 31, 2020 (Predecessor).

	Year Ended December 31, 2022
	(Successor)
	Employee	Contract
	Termination	Termination
	Benefits	Costs/Other	Total
Charges Resulting From Restructuring Activities Initiated Prior to 2020
Media and Entertainment	$—	$100	$100
Corporate	—	—	—
Charges Resulting From Restructuring Activities Initiated in 2020
Media and Entertainment	—	6,300	6,300
Corporate	—	—	—
Charges Resulting From Restructuring Activities Initiated in 2021
Media and Entertainment	—	—	—
Corporate	—	—	—
Charges Related to Recent Acquisitions
Media and Entertainment	27,900	5,200	33,100
Corporate	11,600	12,000	23,600
Consolidated	$39,500	$23,600	$63,100

	Period from May 18, 2021 through December 31, 2021			Period from January 1, 2021 through May 17, 2021
	(Successor)			(Predecessor)
	Employee	Contract		Employee	Contract
	Termination	Termination		Termination	Termination
	Benefits	Costs/Other	Total	Benefits	Costs/Other	Total
Charges Resulting From Restructuring Activities Initiated Prior to 2020
Media and Entertainment	$—	$400	$400	$—	$200	$200
Corporate	—	800	800	—	300	300
Charges Resulting From Restructuring Activities Initiated in 2020
Media and Entertainment	(400)	4,100	3,700	900	2,400	3,300
Corporate	(100)	1,900	1,800	1,300	2,500	3,800
Charges Resulting From Restructuring Activities Initiated in 2021
Media and Entertainment	6,400	3,200	9,600	—	—	—
Corporate	11,500	31,500	43,000	—	—	—
Consolidated	$17,400	$41,900	$59,300	$2,200	$5,400	$7,600

	Year Ended December 31, 2020
	(Predecessor)
	Employee	Contract
	Termination	Termination
	Benefits	Costs/Other	Total
Charges Resulting From Restructuring Activities Initiated Prior to 2020
Media and Entertainment	$(200)	$2,600	$2,400
Corporate	—	4,700	4,700
Charges Resulting From Restructuring Activities Initiated in 2020
Media and Entertainment	17,300	1,200	$18,500
Corporate	9,600	6,400	16,000
Consolidated	$26,700	$14,900	$41,600

The following tables present the activity in the restructuring liabilities for the years ended December 31, 2022 (Successor) and December 31, 2021 (Successor).

	Accrued				Accrued
	Restructuring as of	Restructuring		Cash Payments	Restructuring as of
	December 31, 2021	Expense	Reversals	and Other	December 31, 2022
	(Successor)				(Successor)
Restructuring Activities Initiated Prior to 2020
Employee termination benefits	$500	$—	$—	$—	$500
Contract termination costs/other	—	100	—	(100)	—
Restructuring Activities Initiated in 2020
Employee termination benefits	1,900	—	—	(1,900)	—
Contract termination costs/other	—	6,300	—	(6,300)	—
Restructuring Activities Related to Recent Acquisitions
Employee termination benefits	15,000	39,500	—	(30,800)	23,700
Contract termination costs/other	15,100	20,800	(3,600)	(29,900)	2,400
Consolidated	$32,500	$66,700	$(3,600)	$(69,000)	$26,600

	Accrued				Accrued
	Restructuring as of	Restructuring		Cash Payments	Restructuring as of
	May 18, 2021	Expense	Reversals	and Other	December 31, 2021
	(Successor)				(Successor)
Restructuring Activities Initiated Prior to 2020
Employee termination benefits	$500	$—	$—	$—	$500
Contract termination costs/other	200	1,200	—	(1,400)	—
Restructuring Activities Initiated in 2020
Employee termination benefits	6,900	1,200	(600)	(5,600)	1,900
Contract termination costs/other	5,100	6,100	—	(11,200)	—
Restructuring Related to Recent Acquisitions
Employee termination benefits	—	18,000	(300)	(2,700)	15,000
Contract termination costs/other	—	34,700	—	(19,600)	15,100
Consolidated	$12,700	$61,200	$(900)	$(40,500)	$32,500

During the period from January 1, 2021 to May 17, 2021, the Predecessor expensed $6.6 million, net reversals and made cash payments of $14.7 million.

Employee termination benefits accrued as of December 31, 2022 (Successor) are expected to be paid within twelve months from December 31, 2022. Contract termination costs and other costs primarily relate to non-employees related items and lease obligations for leased properties no longer used for which the remaining obligations is recorded as part of the lease liability. All of the restructuring activities accrued as of December 31, 2022 (Successor) and December 31, 2021 (Successor) are included in current liabilities in the consolidated balance sheet.

11. Revenue Contract Balances

Contract Liabilities

For certain contractual arrangements, the Company receives cash consideration prior to providing the associated services resulting in deferred revenue recognition. In addition, the Company has recorded non-cash deferred revenue in connection with an obligation to Televisa to provide future advertising and promotion time. See Note 16. Related Party Transactions, under the heading “Televisa.”

The following table presents the deferred revenue for the Media and Entertainment segment as follows:

	December 31, 2022	December 31, 2021
	(Successor)	(Successor)
Current portion:
Deferred advertising and licensing revenue	$150,100	$—
Televisa deferred advertising	10,300	52,900
Other deferred revenue	43,700	15,500
Total current deferred revenue	$204,100	$68,400
Non-current portion:
Televisa deferred advertising	$26,200	$144,400
Other deferred revenue	44,600	23,100
Total non-current deferred revenue	$70,800	$167,500
Total deferred revenue	$274,900	$235,900

As result of the TelevisaUnivision Transaction and the settlement of our pre-existing obligation to provide free advertising to Televisa (See Note 16. Related Party Transactions), the Company entered into a new arrangement and committed to provide free advertising for use by Televisa and its Subsidiaries at no cost for promotion of the soccer team and related assets of Club Futbol America S.A. de C.V., a subsidiary of Televisa, through the 2025/2026 Mexican soccer season, which was determined to have a fair value of $45.7 million at the acquisition date. Remaining amounts owed under this arrangements are within the caption “Televisa deferred advertising” in the table above.

At December 31, 2022 (Successor), approximately $192.2 million of revenue was recognized that was included in the deferred revenue balance at December 31, 2021 (Successor). During the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), approximately $45.7 million and $21.7 million, respectively, of revenue was recognized that was included in the deferred revenue balance at December 31, 2020 (Predecessor).

12. Program Rights and Prepayments

The table below present the components of the Company’s capitalized program rights and prepayments:

	December 31, 2022	December 31, 2021
	(Successor)	(Successor)
Film group monetization:
Internally produced program rights
Completed and released	$231,500	$5,400
Completed and not released	4,400	—
In-production	150,400	800
Licensed movies and series program rights	302,700	25,300
Individual monetization:
Licensed program rights and prepayments including sport rights	111,300	101,300
Total program rights and prepayments, at cost	800,300	132,800
Current portion	(68,800)	(91,800)
Noncurrent portion	$731,500	$41,000

Program rights amortization which is recorded in direct operating expense and program rights impairments which are recorded in the impairment loss line within Consolidated statement of operations were as follows:

		Period from May	Period from
	Year Ended	18, 2021 through	January 1, 2021	Year Ended
	December 31, 2022	December 31, 2021	through May 17, 2021	December 31, 2020
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Film group monetization:
Program rights amortization	445,100	7,000	4,200	18,900
Program rights impairment	19,000	—	—	7,700
Individual monetization:
Program rights amortization	464,300	164,800	65,400	140,400
Program rights impairment	2,500	5,900	19,700	64,500
Total program rights amortization and impairment expense	$930,900	$177,700	$89,300	$231,500

Total expected amortization by fiscal year of completed (released and not released) produced, licensed and acquired library content on the balance sheet as of December 31, 2022 is as follows:

	Monetized	Monetized
	As a Group	Individually	Total
Produced content
Completed and released
2023	$139,900	$—	$139,900
2024	50,000	—	50,000
2025	29,200	—	29,200
Completed and not released	—	4,900	4,900
2023
Licensed content - Program rights and advances
2023	89,300	65,000	154,300
2024	70,100	27,100	97,200
2025	77,800	7,400	85,200

13. Financial Instruments and Fair Value Measures

The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value.

Accounts Receivable – The Company’s accounts receivable arise from the sale of advertising on broadcast and cable networks, local television and radio stations that generate advertising revenue. The Company also generates revenue from the sale of display, mobile and video advertising, as well as sponsorships, on our various digital properties. In addition, accounts receivable arise through subscriber fee revenue from fees charged for the right to view the programming content of the Company’s broadcast networks, cable networks and stations through a variety of distribution platforms and viewing devices. Subscriber fee revenue is principally comprised of fees received from MVPDs and vMVPDs for carriage of the Company’s networks and for carriage of the Univision and UniMás broadcast networks aired on the Company’s owned television stations as well as fees for digital content.

The Company considers a number of factors in estimating the credit losses associated with its accounts receivable including historical experience, the current financial condition of an individual customer and overall market conditions. The Company evaluates its credit losses on a customer by customer basis.

The following table provides the details of the Company’s allowance for doubtful accounts:

		Provision for			Foreign currency
	Balance as of	expected credit			exchange rate impact	Balance as of
	December 31, 2021	losses	Write-offs	Recoveries	and others	December 31, 2022
	(Successor)					(Successor)
Allowance for doubtful accounts	$4,400	$20,100	$(2,300)	$(200)	$3,800	$25,800

Provision for
	Balance as of	expected credit			Balance as of
	May 18, 2021	losses	Write-offs	Recoveries	December 31, 2021
	(Successor)				(Successor)
Allowance for doubtful accounts	$7,200	$(1,400)	$(1,200)	$(200)	$4,400

During the period from January 1, 2021 to May 17, 2021, the Predecessor recorded provision for expected credit losses of $0.8 million, write-offs of $0.6 million and recognized $0.2 million of recoveries.

Interest Rate Swaps—The Company uses interest rate swaps to manage its interest rate risk. These interest rate swaps are measured at fair value primarily using significant other observable inputs (Level 2). In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. See Note 18. Interest Rate Swaps.

The majority of inputs into the valuations of the Company’s interest rate swap derivatives include market-observable data such as interest rate curves, volatilities, and information derived from, or corroborated by market-observable data. Additionally, a specific unobservable input used by the Company in determining the fair value of its interest rate derivatives is an estimation of current credit spreads to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. The inputs utilized for the Company’s own credit spread are based on implied spreads from its privately placed debt securities with an established trading market. For counterparties with publicly available credit information, the credit spreads over the LIBOR used in the calculations represent implied credit default swap spreads obtained from a third-party credit data provider. Once these spreads have been obtained, they are used in the fair value calculation to determine the credit valuation adjustment (“CVA”) component of the derivative valuation. Based on the Company’s assessment of the significance of the CVA, it is not considered a significant input. The Company has determined that its derivative valuations in their entirety are classified as Level 2 measurements. The Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Equity Investments Not Accounted for Under the Equity Method—The fair value of the Entravision Communications Corporation (“Entravision”) investment is based on the market value of Entravision’s Class A common stock which is a Level 1 input. See Note 14. Investments.

Asset measured at fair value on a nonrecurring basis—The Company’s non-financial assets, such as goodwill, intangible assets, Right of Use assets, property and equipment, are adjusted to fair value when an impairment is recognized and purchase accounting occurs. The Company’s financial assets, comprising equity securities without readily determinable fair values, are adjusted to fair value when observable price changes are identified or an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Fair Value of Debt Instruments—The carrying amount and fair value of the Company’s debt instruments as of December 31, 2022 (Successor) and December 31, 2021 (Successor) are set out in the following tables. The fair values of the credit facilities are based on market prices (Level 1). The fair values of the senior notes are based on market yield curves based on credit rating (Level 2). See Note 17. Debt for information on recent financing transactions.

	As of December 31, 2022
	(Successor)
	Carrying	Fair
	Amount	Value
Replacement bank senior secured revolving credit facility maturing in 2025	$—	$—
Replacement bank senior secured revolving credit facility maturing in 2027	—	—
Bank senior secured term loan facility maturing in 2024	361,400	360,800
Bank senior secured term loan facility maturing in 2026	1,912,900	1,900,400
New Term Loan A Facility maturing in 2027	484,600	481,400
Bank senior secured term loan facility maturing in January 2029	998,900	1,010,800
New Term Loan B Facility maturing in June 2029	480,100	490,000
Senior Secured Notes:
5.125% Senior Secured Notes due 2025	1,493,700	1,409,100
6.625% Senior Secured Notes due 2027	1,578,000	1,450,900
4.500% Senior Secured Notes due 2029	1,034,300	876,200
7.375% Senior Secured Notes due 2030	891,400	860,500
Accounts receivable facility maturing in 2026	100,000	100,000
Note payable with Grupo Televisa	294,700	294,700
	$9,630,000	$9,234,800

	As of December 31, 2021
	(Successor)
	Carrying	Fair
	Amount	Value
Replacement bank senior secured revolving credit facility maturing in 2025	$—	$—
Bank senior secured term loan facility maturing in 2024	1,897,900	1,897,400
Bank senior secured term loan facility maturing in 2026	1,926,300	1,956,400
Senior Secured Notes:
5.125% Senior Secured Notes due 2025	1,500,000	1,495,200
9.500% Senior Secured Notes due 2025	396,000	397,100
6.625% Senior Secured Notes due 2027	1,593,200	1,617,300
4.500% Senior Secured Notes due 2029	1,031,900	1,064,700
Accounts receivable facility maturing in 2026	100,000	100,000
	$8,445,300	$8,528,100

14. Investments

The carrying value of the Company’s unconsolidated investments is as follows:

	December 31,	December 31,
	2022	2021
	(Successor)	(Successor)
Entravision	$44,900	$63,400
Equity method investments:
Combate	28,600	30,500
Other equity method investments	1,900	2,700
Equity investments without readily determinable values	163,700	1,500
Total investments	$239,100	$98,100

Entravision

The Company holds 9.4 million shares of Entravision Class U shares which have limited voting rights and are not publicly traded but are convertible into Class A common stock upon sale of these shares to a third party. The Company considers these Class U shares to have a readily determinable fair value based on Entravision’s Class A shares. The fair value of the Company’s investment of Entravision as of December 31, 2022 (Successor) is $44.9 million and as of December 31, 2021 (Successor) was $63.4 million. For the year ended December 31, 2022 (Successor), the Company recorded a loss on this investment of $18.5 million in Acquisition related costs and other, net within the Company’s consolidated statement of operations related to changes in the fair value of Entravision’s shares. For the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), and for the year ended December 31, 2020 (Predecessor), the Company recorded a gain on this investment of $25.3 million and $12.4 million and $1.2 million, respectively, in Acquisition related costs and other, net within the Company’s consolidated statement of operations related to changes in the fair value of Entravision’s shares.

Equity Method Investments

Combate

On April 9, 2021, the Company acquired a 27.6% equity interest in Combate Americas, LLC (“Combate”) a premier Hispanic Mixed Martial Arts sports franchise and includes reality TV programming, live events and mobile programming for $32.1 million. The carrying value of the Company’s investment in Combate as of December 31, 2022 (Successor) is $28.6 million and as of December 31, 2021 (Successor) was $30.5 million. For the year ended December 31, 2022 (Successor), the Company recorded a loss of $1.9 million, in Acquisition related costs and other, net within the Company’s consolidated statements of operations related to the equity investment in Combate. For the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), the Company recorded a loss of $1.6 million and zero, respectively, in Acquisition related costs and other, net within the Company’s consolidated statements of operations related to the equity investment in Combate.

Other - As of December 31, 2022 (Successor), the Company holds equity method investments in several small early-stage entities of $1.9 million, primarily related to investments acquired as part of the TelevisaUnivision Transaction.

Equity investments without readily determinable fair values

The Company holds several equity positions in small early-stage entities in various industries and these equity investment do not have readily determinable fair values. As of December 31, 2022 (Successor), the Company had a carrying value of $163.7 million, of which $76.6 million relates to investments acquired as part of the TelevisaUnivision Transaction and the remaining balance primarily relates to investments made during the year, net of write downs. For the year ended December 31, 2022 (Successor), the Company recorded a write down of $20.2 million related to these investments within Acquisition related costs and other, net, which reflect the investments actual and expected financial performance under the current macro-conditions. During the first quarter of 2021 the Company sold its investment in fuboTV Inc. for approximately $34.2 million. For the periods from May 18, 2021 through December 30, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), the Company recorded a net gain of zero and $3.5 million, respectively, in Acquisition related costs and other, net from the sale of its investment in fuboTV Inc. For the year ended December 31, 2020 (Predecessor), the Company recorded a net gain of $21.7 million, in Acquisition related costs and other, net within the Company’s consolidated statement of operations primarily as a result of investments’ financing transactions.

15. Acquisitions

Pantaya Acquisition

On September 13, 2022, the Company acquired a 100% equity interest in Pantaya, LLC (“Pantaya”), a U.S. streaming platform focused on Spanish-language content for a preliminary purchase consideration of $141.7 million (subject to a working capital adjustment and the transfer of some Puerto Rican radio assets which are pending FCC approval). The acquisition of Pantaya is accounted for as a business combination under the scope of ASC 805. The Pantaya acquisition enhanced our ongoing digital transformation by bringing together highly complementary streaming assets and building up our subscriber base.

The fair value of the assets acquired and liabilities assumed was determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the business. The Company’s purchase accounting remains preliminary and the allocation of the preliminary purchase price to certain assets acquired and liabilities assumed is provisional. These amounts will be subject to review and possible revision during the measurement period, which the Company expects to extend through September 2023. The subsequent adjustment of the provisional amounts may be material. Adjustments to initial preliminary fair value of the assets acquired and assumed liabilities during the measurement period, are recorded during the period in which the adjustment are determined, including the effect on earnings of any amounts we would have recorded in previous periods if the accounting had been completed (i.e. the historical reported financial statements will not be retrospectively adjusted).

The fair value for the e-commerce and wholesale/partner relationships was determined using the multi-period excess earnings method. The summary of intangible assets acquired and the estimated useful life as of the acquisition date (amounts in thousands).

	Preliminary Fair	Estimated Useful
	Value	Life in Years
e-commerce relationships	$13,100	4.5
Wholesale / Partner relationships	11,500	3.5
Total intangible assets acquired	$24,600

The Pantaya acquisition resulted in the recognition of preliminary Goodwill of $96.8 million which is assigned to the Media and Entertainment reportable segment and is pending finalization of purchase accounting. The full amount of Goodwill is not deductible for tax purposes. The Goodwill recognized is due to (i) the ability to integrate the Pantaya subscribers into the Company’s ViX+, subscription streaming service and (ii) existing Pantaya assembled workforce and know-how acquired as part of the transaction.

The Pantaya acquisition did not materially affect the Company’s results. The Company incurred $4.2 million of acquisition related costs which are expensed and recorded within the Acquisition related costs and other, net.

VIX, Inc. Acquisition

On January 30, 2021, the Predecessor acquired VIX, Inc., a leading independent ad-supported streaming service that offers video-on-demand content to U.S. Hispanics and consumers throughout Latin America for approximately $23.6 million (net of cash acquired and subject to certain adjustments). The acquisition of VIX, Inc. did not materially affect the Company’s results. The Company incurred immaterial acquisition costs.

16. Related Party Transactions

Televisa, Searchlight, ForgeLight, Liberty and Google

Management Services Agreement

An affiliate of ForgeLight (the “Consultant”) and the Company’s Chief Executive Officer, Mr. Wade Davis, have entered into a management services agreement with UHI and UCI dated January 28, 2021. The term of the management services agreement is indefinite, subject to certain rights of termination and resignation by either party. In compensation for the services provided under the management services agreement, UCI has agreed to pay the Consultant an annual management services fee of $3.0 million, a supplemental fee in a target amount of 100% of the management services fee, certain aircraft allowances and certain other benefits. In addition, during the quarter ended March 31, 2021, the Predecessor issued to the Consultant an equity grant of Class C subordinated common stock of UHI in an amount equal to 5% of the outstanding stock of the Predecessor on a fully diluted, post-issuance basis. The shares of Class C subordinated common stock issued in the equity grant are subject to time-based vesting and automatic vesting upon the occurrence of certain specified events. If the Consultant is terminated or resigns under certain circumstances, the Company has agreed to pay a termination fee of 150% of the management services fee over the twelve months following such termination or resignation and a prorated portion of the supplemental fee.

Google Agreements

In connection with the TelevisaUnivision Transaction, on January 31, 2022, Google LLC (“Google”) became an investor in UH Holdco. As of December 31, 2022, Google held 14.9% of UH Holdco’s Series C preferred shares. On April 13, 2021, the Company and certain of its Affiliates entered into a suite of commercial agreements with Google and certain of its Affiliates, to provide the Company with the technology framework necessary for the Company’s engineering team to build its streaming platform for the ViX streaming services. These commercial arrangements include, most notably, a $1.1 billion commitment to purchase Google’s cloud services over eight years and a $61.0 million commitment to purchase advertising and related services over five years. Later in 2021, the Company also entered into an agreement to launch its stations and services on Google’s YouTubeTV vMVPD platform. Other ordinary course agreements between Google and the Company also exist, such as a market developer agreement for inclusion of the Company’s streaming apps in Google’s Play store.

Other Agreements and Transactions

Pursuant to the Amended and Restated Stockholders Agreement, dated as of May 18, 2021, entered into by UCI, UH Holdco, and Broadcast Media Partners Holdings, Inc., with Searchlight, ForgeLight, Liberty and Televisa, UCI’s Board of Directors and any observers to the Board of Directors are entitled to reimbursement by UCI of any reasonable out-of-pocket expenses incurred by such directors or observers in connection with attending any meeting of the Board of Directors or any committee thereof. There were no out-of-pocket expenses in 2022 or 2021.

Searchlight and ForgeLight are private investment firms that may have investments in companies that may do business with the Company.

Televisa Transactions

Program License Agreement (as amended, the “PLA”)

Prior to the TelevisaUnivision Transaction and pursuant to the program license agreement entered into effective 2011 (the “2011 PLA”) and a predecessor program license agreement (the “Prior PLA”) between Televisa and UCI, UCI committed to provide future advertising and promotion time at no charge to Televisa, with a cumulative historical fair value of $970.0 million. The book value remaining under these advertising and promotion time commitments as of December 31, 2021 (Successor) was $197.3 million, based on the fair value of UCI’s advertising commitments determined in the Reorganization purchase accounting and is recorded as deferred revenue (See Note 11. Revenue Contract Balances). As result of the TelevisaUnivision Transaction and the termination of the 2011 PLA and Prior PLA, the remaining deferred revenue balance of $196.5 million for advertising and promotion time was settled in full, and separately, as part of the total consideration exchanged in the TelevisaUnivision Transaction. No gain or loss was recorded in conjunction with settling this pre-existing contractual relationship as the $196.5 million deferred revenue obligation as of the settlement date was determined to be equal to its fair value. The PLA deferred revenue balance was settled through a combination of cash and non- cash consideration, including commitment to provide free advertising for use by Televisa and its Subsidiaries at no cost for promotion of the soccer team and related assets of Club Futbol America S.A. de C.V., a subsidiary of Televisa, through the 2025/2026 Mexican soccer season, which was determined to have a fair value of $45.7 million.

For the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended and December 31, 2020 (Predecessor), UCI satisfied its commitment for the periods resulting in revenue recognized of $10.0 million, $22.1 million, $16.8 million and $49.4 million, respectively. The deferred revenue is earned and revenue is recognized as advertising revenue as the related advertising and promotion time is provided.

During the fourth quarter of 2021, UCI and Televisa agreed to a reduction in deferred advertising commitments specific to fiscal 2021, respectively, which resulted in a $14.7 million reduction to other direct operating expense for the year ended December 31, 2021 (Successor).

Prior to the TelevisaUnivision Transaction, Televisa received royalties based on 16.45% of substantially all of UCI’s Spanish language media and entertainment revenue and an incremental 2.0% in royalty payments above a contractually defined revenue base ($1.63 billion). Included in the year ended December 31, 2022 (Successor) period, UCI recorded a license fee to Televisa of $30.6 million representing the final period from January 1, 2022 until January 31, 2022. UCI had accrued license fees to Televisa of $31.0 million as of December 31, 2021 (Successor), which is included in accounts payable and accrued liabilities on the consolidated balance sheets.

As discussed in Note 3. TelevisaUnivision Transaction, on April 13, 2021, a definitive agreement was entered into (the “Transaction Agreement”) pursuant to which, among other things, a subsidiary of UHI agreed to acquire Televisa’s content and media assets (other than certain assets related to the news content business and concessions). The TelevisaUnivision Transaction closed on January 31, 2022. As a result of the TelevisaUnivision Transaction, the Company and its subsidiaries, on the one hand, and Televisa and its subsidiaries, on the other hand, have entered into a number of commercial agreements with respect to certain broadcasting rights, licenses, leasing agreements, and transition services.

The following table lists the significant related party arrangements between the Company and Televisa and its affiliates as of December 31, 2022:

Description	Consolidated Balance Sheet Location	December 31, 2022
Accounts receivables (a)	Accounts receivables, less allowance for doubtful accounts	$45,900
Prepaid assets	Prepaid expenses and other	300
Accrued interest	Accounts payable & accrued liabilities	32,200
Accrued expenses (a)	Accounts payable & accrued liabilities	30,000
Televisa deferred advertising - current	Deferred revenue	10,300
Televisa deferred advertising - non current	Deferred revenue (non current)	26,200
Note Payable	Long-term debt and finance lease obligations	294,700
Finance lease obligation and related assets - current	Current portion of long-term debt and finance lease obligations	39,500
Finance lease obligation and related assets - non current	Long-term debt and finance lease obligations	272,800

(a)	Accounts receivables primarily relates to advertising and subscription revenue with Televisa and its affiliates. The Company recognized $267.1 million primarily of subscription revenue from Televisa for the year ended December 31, 2022. Accrued expenses primarily relates to administrative services provided by Televisa and its affiliates, net of certain related party receivables.

Univision Holdings, Inc. and TelevisaUnivision, Inc.

During the year ended December 31, 2022 (Successor), the Company repurchased shares of common stock of $13.3 million and made tax payments related to net share settlement equity awards to Univision employees of $4.1 million.

During the period from January 1, 2021 through May 17, 2021 (Predecessor), UHI made tax payments related to net share settlement on its equity awards to employees of $0.8 million. During the period from May 18, 2021 through December 31, 2021 (Successor), UH Holdco repurchased shares of common stock of $1.0 million and made tax payments related to net share settlement equity awards to Univision employees of $3.2 million.

During the year ended December 31, 2022 (Successor), the Company paid Series B cumulative preferred stock dividends on behalf of TelevisaUnivision of $37.8 million.

17. Debt

Long-term debt consists of the following:

	December 31, 2022	December 31, 2021
	(Successor)	(Successor)
Replacement bank senior secured revolving credit facility maturing in 2025	$—	$—
Replacement bank senior secured revolving credit facility maturing in 2027	—	—
Bank senior secured term loan facility maturing in 2024	361,400	1,897,900
Bank senior secured term loan facility maturing in 2026	1,912,900	1,926,300
New Term Loan A Facility maturing in 2027	484,600	—
Bank senior secured term loan facility maturing in January 2029	998,900	—
New Term Loan B Facility maturing in June 2029	480,100	—
Senior Secured Notes:
5.125% Senior Secured Notes due 2025	1,493,700	1,500,000
9.500% Senior Secured Notes due 2025	—	396,000
6.625% Senior Secured Notes due 2027	1,578,000	1,593,200
4.500% Senior Secured Notes due 2029	1,034,300	1,031,900
7.375% Senior Secured Notes due 2030	891,400	—
Accounts receivable facility maturing in 2026	100,000	100,000
Note payable to Grupo Televisa	294,700	—
Finance lease	395,200	53,700
	10,025,200	8,499,000
Less current portion	(113,800)	(30,400)
Long-term debt and finance lease and other obligations	$9,911,400	$8,468,600

Approximately $83.1 million and $26.9 million of deferred financing costs are presented as a direct reduction of the Company’s long-term debt in the consolidated balance sheet as of December 31, 2022 (Successor) and December 31, 2021 (Successor), respectively. At December 31, 2022 (Successor) and December 31, 2021 (Successor), other assets include $1.3 million and $0.7 million, respectively, of deferred financing costs related to the Company’s revolving credit facilities. The following table details the principal and carrying values of the Company’s long-term debt as of December 31, 2022 (Successor). The difference between principal and carrying value is made up of the $83.1 million of deferred financing costs discussed above and $66.3 million of unamortized fair value adjustments resulting from the Reorganization and the discount arising the new debt issuance.

		Fair Value Adjustments/
		(Discount) and (Deferred
	Principal	Financing Costs)	Carrying Value
Bank senior secured term loan facility maturing in 2024	$361,300	$100	$361,400
Bank senior secured term loan facility maturing in 2026	1,934,300	(21,400)	1,912,900
New Term Loan A Facility maturing in 2027	487,500	(2,900)	484,600
Bank senior secured term loan facility maturing in January 2029	1,042,100	(43,200)	998,900
New Term Loan B Facility maturing in June 2029	497,500	(17,400)	480,100
Senior Secured Notes:
5.125% Senior Secured Notes due 2025	1,479,400	14,300	1,493,700
6.625% Senior Secured Notes due 2027	1,500,000	78,000	1,578,000
4.500% Senior Secured Notes due 2029	1,050,000	(15,700)	1,034,300
7.375% Senior Secured Notes due 2030	900,000	(8,600)	891,400
Accounts receivable facility maturing in 2026	100,000	—	100,000
Note payable with Grupo Televisa	294,700	—	294,700
Finance lease	395,200	—	395,200
	$10,042,000	$(16,800)	$10,025,200

Debt Instruments

2022 Financing Transactions

On August 26, 2022, UCI issued $400.0 million in additional aggregate principal amount of its existing 7.375% Senior Secured Notes due 2030 (the “additional 2030 notes”). The additional 2030 notes were issued under the same indenture governing the initial 2030 notes, have the same terms as the initial 2030 notes and are treated as a single series with the initial 2030 notes. The additional 2030 notes were priced at 101.500%. As of December 31, 2022, after giving effect to the issuance of the additional 2030 notes, UCI has $900.0 million aggregate principal amount of its 7.375% Senior Secured Notes due 2030 outstanding.

On June 24, 2022, UCI issued senior secured debt of $1.5 billion made up of (i) a $500.0 million bank senior secured term loan A facility maturing in 2027 (the “New Term Loan A Facility”), (ii) a $500.0 million bank senior secured term loan B facility maturing in June 2029 (the “New Term Loan B Facility”) and (iii) $500.0 million in aggregate principal amount of 7.375% Senior Secured Notes due 2030 (the “initial 2030 notes”). UCI utilized the debt issuance proceeds to (x) redeem all of the outstanding 9.5% Senior Secured Notes due 2025 of $370.0 million and (y) make a $1,130.0 million partial prepayment of the bank senior secured term loan B facility maturing in 2024 (the “2024 term loans”).

On January 31, 2022, UCI entered into a new bank credit agreement (the “2022 Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, which provided a new senior secured term loan B facility of $1,050.0 million with a maturity date of January 31, 2029 (the “January 2029 term loans”). The 2022 Credit Agreement was further amended on June 24, 2022 to provide for the New Term Loan B Facility, which is treated as a separate class of term loans from the January 2029 term loans. As of December 31, 2022, UCI had two separate credit agreements (i) the 2007 Credit Agreement with Goldman Sachs, as administrative agent, and (ii) the 2022 Credit Agreement (defined above).

Senior Secured Credit Facilities

Bank senior secured revolving credit facility — At December 31, 2022 (Successor), UCI had no outstanding balance on the bank revolving credit facility and UCI had $610.0 million available for borrowing under its bank revolving credit facility following the June 2020 Amendment (as defined below).

On June 24, 2020, UCI entered into an amendment (the “June 2020 Amendment”) to the 2007 Credit Agreement governing UCI’s senior secured revolving credit facility and senior secured term loan facility, which are referred to collectively as the “Senior Secured Credit Facilities.” The June 2020 Amendment, among other things, (a) provided for a new class of revolving credit commitments that refinanced and decreased the commitments under the then existing revolving credit facility from $850.0 million to $610.0 million (with a letter of credit sub-facility thereunder of $175.0 million), subject to an unused commitment fee in an amount equal to 0.35% per annum on the average unused daily revolving credit balance, which mature on April 30, 2025 (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement), and revolver drawings will typically bear interest at LIBOR (with no floor) and a margin of 3.75% per annum (with leveraged-based step downs consistent with the existing credit agreement); and (b) facilitated the incurrence of replacement term loans in an aggregate principal amount of approximately $2.0 billion (the “2026 term loans”) to refinance a portion of the 2024 term loans, with the replacement term loans having a maturity date of March 15, 2026 and amortizing at 1.0% per annum on a quarterly basis, commencing on September 30, 2020. The replacement term loans will typically bear interest at LIBOR (with a LIBOR floor of 1.00% per annum) plus an applicable margin of 3.75% per annum (with no leveraged-based step downs).

Approximately $1,922.7 million of 2024 term loans were not amended in the June 2020 Amendment, and continue to have a maturity date of March 15, 2024 and bear interest at the rates otherwise set forth in the existing credit agreement.

On June 24, 2022, UCI entered into an amendment (the “June 2022 Amendment”) to its Senior Secured Credit Facilities to, among other things, establish a new class of revolving credit commitments in an aggregate principal amount of $522.0 million, which shall have a five year maturity date (subject to an earlier maturity if certain indebtedness of UCI is not repaid or refinanced on or prior to the dates set forth in the credit agreement; such early date, the “Springing Maturity Date”) and accrue interest at the Term SOFR rate with an interest rate margin tied to UCI’s leverage ratio ranging from 2.75%-3.75% per annum for Term SOFR loans and ranging from 1.75%-2.75% per annum for base rate loans (each with leverage-based step downs), which shall replace substantially all of the existing senior secured revolving credit facility described above, with exception to Deutsche Bank AG New York Branch’s $88.0 million commitment which matures on April 30, 2025 (subject to the springing maturity date provided in the June 2020 Amendment); provided that, UCI may, in its sole discretion and subject to the terms of the Senior Secured Credit Facilities, elect to terminate any of such non-extended commitments under the senior secured revolving credit facility altogether and/or cause any of such non-extended commitments to be assigned to a lender who will cause them to be a part of the new class of revolving credit commitments. The extended senior secured revolving credit facility and non-extended senior secured revolving credit facility are collectively referred to as the “senior secured revolving credit facilities”.

Bank senior secured term loan facility maturing in 2024 – On June 24, 2022, UCI partially prepaid the principal balance of $1,130.0 million of the 2024 term loans using the proceeds from the issuance of New Term Loan A Facility, the New Term Loan B Facility and the initial 2030 notes. On August 26, 2022, UCI used the net proceeds from the additional 2030 notes issuance to prepay an additional $406.0 million of the 2024 term loans. As of December 31, 2022 (Successor), the total aggregate outstanding principal amount of the 2024 term loans was $361.3 million and the unamortized fair value adjustment as a result of the Reorganization was $0.1 million. The 2023 term loans will mature on March 15, 2024.

Bank senior secured term loan facility maturing in 2026 – As of December 31, 2022 (Successor), the total aggregate principal amount of the 2026 term loans was $1,934.3 million, the unamortized deferred financing costs balance was $6.7 million, and the unamortized fair value adjustment as a result of the Reorganization was $14.7 million. In July 2021, UCI entered into an amendment of its senior secured credit agreement to reprice the 2026 term loans to LIBOR plus a margin of 3.25% per annum with a 0.75% per annum LIBOR floor. The repriced 2026 term loans have a maturity date of March 15, 2026 and amortize at 1.0% per annum on a quarterly basis, commencing on September 30, 2021.

Bank senior secured term loan facility maturing in 2027 - On June 24, 2022, UCI entered into the June 2022 Amendment to its Senior Secured Credit Facilities to, among other things, (a) establish a non-fungible tranche of senior secured “term A” loans (the “Term Loan A Facility”) and (b) make a prepayment of the 2024 term loans. The Term Loan A Facility has a five-year maturity date (subject to the Springing Maturity Date) and has an interest rate margin tied to UCI’s leverage ratio ranging from 2.75%-3.75% per annum for Term SOFR loans and ranging from 1.75%-2.75% per annum for base rate loans (each with leverage-based step downs). The loans under the Term Loan A Facility amortize at 5.0% per annum on a quarterly basis, commencing on September 30, 2022. UCI used the proceeds from the issuance of the Term Loan A Facility to fund the partial prepayment of the 2024 terms loans. The partial prepayment occurred concurrently with the closing of the Term Loan A Facility on June 24, 2022. As of December 31, 2022 (Successor), the total aggregate principal amount of the Term Loan A Facility was $487.5 million, and the unamortized deferred financing costs balance was $2.9 million.

Bank senior secured term loan facilities maturing in 2029 – On January 31, 2022, UCI entered into the 2022 Credit Agreement, which initially provided for the January 2029 term loans that were funded in full in connection with the closing of the TelevisaUnivision Transaction on January 31, 2022. UCI may choose to pay interest on the January 2029 term loans at either a LIBOR-based rate (with a LIBOR floor of 0.75%) or a base rate, in each case plus a margin of (i) 2.250% per annum for base rate loans or (ii) 3.250% per annum for LIBOR rate loans, subject to mechanisms to replace LIBOR upon certain circumstances with a new reference rate. The January 2029 term loans are subject to amortization in equal quarterly installments (commencing on June 30, 2022) of principal in an aggregate amount equal to 1.00% per annum, with the remaining balance payable at the final date of maturity. The January 2029 term loans are guaranteed by Broadcast Holdings and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions), and are secured by, among other things, substantially all of the assets of UCI, Broadcast Holdings and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions). The priority of security interests and related creditors’ rights for the January 2029 term loans are set forth in an intercreditor agreement. As of December 31, 2022 (Successor), the total aggregate principal amount of the January 2029 term loans was $1,042.1 million, and the unamortized deferred financing costs balance was $43.2 million.

On June 24, 2022, UCI entered into the June 2022 Amendment of the 2022 Credit Agreement to, among other things, (a) establish a new class of incremental first lien term B loans constituting the New Term Loan B Facility and (b) make a prepayment of the 2024 term loans (the term loans outstanding under the 2022 Credit Agreement, as amended, are referred to collectively as the “New Term Loan Facility”). The loans under the New Term Loan B Facility bear an interest rate margin of 4.25% per annum for Term SOFR loans and 3.25% per annum for base rate loans. The loans under the New Term Loan B Facility have a maturity date of June 24, 2029 and amortize at 1.0% per annum on a quarterly basis, commencing on September 30, 2022. As of December 31, 2022 (Successor), the total aggregate principal amount of the New Term Loan B Facility was $497.5 million, the unamortized deferred financing costs balance was $3.7 million, and the unamortized discount was $13.7 million.

The 2022 Credit Agreement provides for an incremental facility that UCI may use to add one or more incremental term loan facilities, increase commitments under the existing term loan facility and/or add one or more incremental revolving loan facilities by up to (i) a fixed amount of $750.0 million, plus (ii) an unlimited amount of additional first-lien obligations so long as the consolidated first-lien leverage ratio, on a pro forma basis, does not exceed 6.00:1.00 or, if incurred in connection with an acquisition or other investment permitted under the credit agreement, would be leverage neutral, plus (iii) an unlimited amount of additional junior lien obligations, so long as the consolidated secured leverage ratio, on a pro forma basis, does not exceed 7:00:1.00, plus (iv) an unlimited amount of additional unsecured debt, so long as the consolidated total leverage ratio, on a pro forma basis, does not exceed 8.50:1.00, in each case, subject to other customary conditions and exceptions.

Additionally, UCI will be permitted to further refinance (whether by repayment, conversion or extension) its existing Senior Secured Credit Facilities and the New Term Loan Facility (in addition to the new incremental facilities described above) with certain permitted additional first-lien, second-lien, senior and/or subordinated indebtedness, in each case if certain conditions are met.

UCI used the net proceeds from the New Term Loan Facility as described above.

In addition, mandatory prepayments will be required to prepay amounts outstanding under the New Term Loan Facility in an amount equal to:

●	100% (which percentage will be reduced upon the achievement of specified performance targets) of net cash proceeds from certain asset dispositions by UCI or any of its restricted subsidiaries, subject to certain exceptions, ratable sharing provisions and reinvestment provisions; and
●	100% of the net cash proceeds from the issuance or incurrence after the closing date of any additional debt by UCI or any of its restricted subsidiaries (excluding debt permitted under the 2022 Credit Agreement, other than any indebtedness which serves to refinance or extend indebtedness then outstanding under the 2022 Credit Agreement, which shall be required to prepay loans as set forth in such credit agreement).

Voluntary prepayments of principal amounts outstanding under loans governed by the 2022 Credit Agreement will be permitted at any time; however, if a prepayment of principal is made with respect to an adjusted LIBOR loan or a Term SOFR loan, as applicable, on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment. Under certain circumstances, a prepayment of all or any portion of the term loans governed by the 2022 Credit Agreement pursuant to a repricing transaction may be subject to a prepayment premium equal to 1.00% of the principal amount so prepaid.

The 2022 Credit Agreement contains restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of subordinated indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The 2022 Credit Agreement does not contain any financial maintenance covenant.

The 2022 Credit Agreement contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, failure of any material provision of any guaranty or security document supporting the term loans thereunder to be in full force and effect, and a change of control.

The Company used the proceeds from the issuance of the New Term Loan B Facility to fund the partial prepayment of the 2024 term loans. The partial prepayment occurred concurrently with the closing of the New Term Loan B Facility on June 24, 2022.

For the year ended December 31, 2022, the effective interest rate related to UCI’s senior secured term loans was 4.96% including the impact of interest rate swaps and 5.27% excluding the impact of interest rate swaps. UCI is permitted to further refinance (whether by repayment, conversion or extension) UCI’s senior secured credit facilities (including the extended credit facilities) with certain permitted additional first-lien, second-lien, senior and/or subordinated indebtedness, in each case, if certain conditions are met.

5.125% Senior Secured Notes due 2025

The 5.125% senior notes due 2025 (the “5.125% 2025 senior notes”) are ten-year notes. On February 19, 2015, UCI issued $750.0 million aggregate principal amount of 5.125% 2025 senior notes, pursuant to an indenture dated as of February 19, 2015. UCI issued an additional $810.0 million in aggregate principal amount of the 5.125% 2025 notes on April 21, 2015. The 5.125% 2025 senior notes mature on February 15, 2025 and pay interest on February 15 and August 15 of each year, commencing on August 15, 2015. Interest on the 5.125% 2025 senior notes accrues at a fixed rate of 5.125% per annum and is payable in cash. On September 5, 2017, UCI purchased $80.6 million aggregate principal amount of its 5.125% 2025 senior notes through asset sale offers at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest thereon to, but not including, the date of purchase. At December 31, 2022 (Successor), the outstanding principal balance of the 5.125% 2025 senior notes was $1,479.4 million and the unamortized fair value adjustment as a result of the Reorganization was $14.3 million.

On and after February 15, 2020, the 5.125% 2025 senior notes may be redeemed, at UCI’s option, in whole or in part, at any time and from time to time at the redemption prices set forth below. The 5.125% 2025 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 5.125% 2025 senior notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date if redeemed during the twelve-month period beginning on February 15 of each of the following years: 2021 (101.708%), 2022 (100.854%), 2023 and thereafter (100.000%). If UCI undergoes a change of control, as defined under its debt agreements, it may be required to offer to purchase the 5.125% 2025 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay the 5.125% 2025 senior notes at par with the proceeds of certain assets sales.

UCI utilized the net proceeds from the issuance of the $750.0 million 5.125% 2025 senior notes to fund a tender offer to purchase a portion or any and all of UCI’s $1,200.0 million aggregate principal amount of 6.875% senior secured notes due 2019, including any fees and expenses relating to and in connection with the tender offer, and UCI also used the net proceeds from the issuance of the $810.0 million 5.125% 2025 senior notes to fund a tender offer to purchase a portion or any and all of UCI’s $750.0 million aggregate principal amount of the 7.875% senior secured notes due 2020, including any fees and expenses relating to and in connection with the tender offer.

9.500% Senior Secured Notes due 2025

On April 28, 2020, UCI issued $370.0 million aggregate principal amount of the 9.500% senior secured notes due 2025 (the “9.5% 2025 senior notes”) at an original issuance discount of 99.026%, plus accrued and unpaid interest from April 28, 2020. The 9.5% 2025 senior notes will mature on May 1, 2025. UCI will pay interest on the 9.5% 2025 senior notes at a fixed rate of 9.500% per annum semi-annually in cash in arrears on May 1 and November 1 of each year, commencing on November 1, 2020. UCI may redeem the 9.5% 2025 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices forth below. The 9.5% 2025 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 9.5% 2025 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve month period beginning on May 1 of each of the following years: 2022 (104.750%), 2023 (102.375%) and 2024 and thereafter (100.000%). At any time prior to May 1, 2022, UCI may redeem the 9.5% 2025 senior notes at a redemption price equal to 100% of the principal amount of the 9.5% 2025 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such note at May 1, 2022, plus (2) all required interest payments due on such note through May 1, 2022 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such note to be redeemed on such redemption date.

At any time, or from time to time, until May 1, 2022, UCI may, at UCI’s option, use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the 9.5% 2025 senior notes issued under the indenture at a redemption price equal to 109.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (i) at least 50% of the aggregate principal amount of 9.5% 2025 senior notes issued under the indenture remains outstanding and (ii) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 9.5% 2025 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay the 9.5% 2025 senior notes at par with the proceeds of certain assets sales.

UCI utilized the net proceeds from the issuance of $370.0 million aggregate principal amount of the 9.5% 2025 senior notes to fund the redemption of the 6.750% senior secured notes due 2022, including accrued and unpaid interest. The redemption occurred on May 28, 2020.

On June 24, 2022, UCI redeemed all of the outstanding 9.5% 2025 senior notes, funding such redemption using the net proceeds from the issuance of the 2030 senior notes (defined below) and the New Term Loan B Facility.

6.625% Senior Secured Notes due 2027

On June 18, 2020, UCI issued $1,500.0 million aggregate principal amount of 6.625% senior secured notes due 2027 (the “2027 senior notes”) at par, plus accrued and unpaid interest from June 18, 2020. The 2027 senior notes will mature on June 1, 2027. UCI will pay interest on the 2027 senior notes at a fixed rate of 6.625% per annum semi-annually in cash in arrears on June 1 and December 1 of each year, commencing on December 1, 2020. UCI may redeem the 2027 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices forth below. The 2027 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2027 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on June 1 of each of the following years: 2023 (103.313%), 2024 (101.656%) and 2025 and thereafter (100.000%). At any time prior to June 1, 2023, UCI may redeem the 2027 senior notes at a redemption price equal to 100% of the principal amount of the 2027 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such note at June 1, 2023, plus (2) all required interest payments due on such note through June 1, 2023 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such note to be redeemed on such redemption date. At December 31, 2022 (Successor), the outstanding principal balance of the 2027 senior notes was $1,500.0 million and the unamortized fair value adjustment as a result of the Reorganization was $78.0 million.

At any time, or from time to time, until June 1, 2023, UCI may, at UCI’s option, use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the 2027 senior notes issued under the indenture at a redemption price equal to 106.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (i) at least 50% of the aggregate principal amount of 2027 senior notes issued under the indenture remains outstanding and (ii) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2027 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay the 2027 senior notes at par with the proceeds of certain assets sales.

UCI used the net proceeds from the issuance of the 2027 senior notes to fund the redemption of the 5.125% senior secured notes due 2023 (the “2023 senior notes”), including related fees and expenses. The redemption occurred on July 20, 2020. In addition, UCI prepaid $265.0 million aggregate principal amount of the 2024 term loans with a portion of the proceeds of the 2027 senior notes.

4.500% Senior Secured Notes due 2029

On May 21, 2021, UCI issued $1,050.0 million aggregate principal amount of 4.500% Senior Secured Notes due 2029 (the “2029 senior notes”) at par plus accrued and unpaid interest from May 21, 2021. The 2029 senior notes will mature on May 1, 2029. UCI will pay interest on the Notes at a fixed rate of 4.500% per annum semi-annually in cash in arrears on May 1 and November 1 of each year. UCI used the net proceeds from the issuance of the Notes to finance a portion of the TelevisaUnivision Transaction and to pay certain related transaction fees and expenses. At December 31, 2022 (Successor), the outstanding principal balance of the 2029 senior notes was $1,050.0 million and the unamortized deferred financing costs balance was $15.7 million.

The Notes are jointly and severally guaranteed by substantially all of UCI’s material, direct and indirect wholly-owned restricted domestic subsidiaries (subject to certain exceptions) that guarantee its Senior Secured Credit Facilities. The Notes and the related guarantees are secured by a first priority lien, subject to permitted liens, on substantially all of the assets of the Company and UCI’s material, wholly-owned restricted domestic subsidiaries (subject to certain exceptions) and the guarantors’ property and assets that secure obligations under UCI’s Senior Secured Credit Facilities, UCI’s New Term Loan Facility and existing senior notes.

Upon consummation of the offering of the 2029 senior notes, (i) the net proceeds of this offering were deposited into a segregated escrow account and (ii) UCI deposited into such escrow account an amount of cash that, when taken together with the net proceeds of this offering, would have be sufficient to fund a special mandatory redemption of the 2029 senior notes on April 13, 2022. Upon the closing of the TelevisaUnivision Transaction on January 31, 2022, the proceeds of the offering were used to pay a portion of the purchase price for the TelevisaUnivision Transaction and the amounts deposited in respect of pre-funded interest were returned to UCI.

UCI may redeem the 2029 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices forth below. The 2029 senior notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2029 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on May 1 of each of the following years: 2024 (102.250%), 2025 (101.125%) and 2026 and thereafter (100.000%). At any time prior to May 1, 2024, UCI may redeem the 2029 senior notes at a redemption price equal to 100% of the principal amount of the 2029 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such 2029 senior note at May 1, 2024, plus (2) all required interest payments due on such 2029 senior note through May 1, 2024 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such 2029 senior notes to be redeemed on such redemption date.

At any time, or from time to time, until May 1, 2024, UCI may, at UCI’s option, use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the 2029 senior notes issued under the indenture at a redemption price equal to 104.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (i) at least 50% of the aggregate principal amount of the 2029 senior notes issued under the indenture remains outstanding and (ii) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2029 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest.

7.375% Senior Secured Notes due 2030

UCI issued $500.0 million aggregate principal amount of 7.375% senior secured notes due 2030 on June 24, 2022, at an original issuance discount of 99.255%, plus accrued and unpaid interest from June 24, 2022, and $400.0 million additional aggregate principal amount of the 2030 senior notes on August 26, 2022 at a premium of 101.500%, plus accrued and unpaid interest from June 24, 2022 (collectively, the “2030 senior notes”).

The 2030 senior notes will mature on June 30, 2030. UCI will pay interest on the 2030 senior notes at a fixed rate of 7.375% per annum semi-annually in cash in arrears on June 30 and December 30 of each year, commencing December 30, 2022. At December 31, 2022 (Successor), the outstanding principal balance of the 2030 senior notes was $900.0 million, the unamortized deferred financing costs balance was $10.9 million and the unamortized premium was $2.3 million.

UCI may redeem the 2030 senior notes, at UCI’s option, in whole or in part, upon not less than 10 nor more than 60 days’ notice at any time and from time to time at the redemption prices set forth below. The Notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2030 senior notes to be redeemed) plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date if redeemed during the twelve-month period beginning on June 30 of each of the following years: 2025 (103.688%), 2026 (101.844%) and 2027 and thereafter (100.000%). At any time prior to June 30, 2025, UCI may redeem the 2030 senior notes at a redemption price equal to 100% of the principal amount of the 2030 senior notes to be redeemed plus accrued and unpaid interest plus the greater of (i) 1.0% of the principal amount and (ii) the excess, if any, of (A) an amount equal to the present value at such redemption date of (1) the redemption price of such note at June 30, 2025, plus (2) all required interest payments due on such note through June 30, 2025 (excluding accrued but unpaid interest to, but excluding, the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture) as of such redemption date plus 50 basis points; over (B) the principal amount of such note to be redeemed on such redemption date.

At any time, or from time to time, until June 30, 2025, UCI may use the net cash proceeds of one or more equity offerings to redeem up to 40% of the then outstanding aggregate principal amount of the notes issued under the indenture at a redemption price equal to 107.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, provided that (1) at least 50% of the aggregate principal amount of notes originally issued under the indenture remains outstanding and (2) UCI makes such redemption not more than 180 days after the consummation of any such equity offering. In addition, if UCI undergoes a change of control, it may be required to offer to purchase the 2030 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest.

UCI used the net proceeds from the issuance of the 2030 senior notes and the bank senior secured term loan facility maturing in June 2029 to fund the redemption of all $370.0 million outstanding aggregate principal amount of its 9.500% 2025 senior notes and discharged all obligations under the indenture pursuant to which the 9.500% 2025 senior notes were issued. The redemption occurred concurrently with the closing of the 2030 senior notes on June 24, 2022.

Accounts Receivable Facility

On October 5, 2021, UCI renewed its accounts receivable sale facility (as amended, the “Facility”), which, among other things, (i) extended the expiration date of the Facility to October 5, 2026, (ii) increased the letter of credit sublimit to $160.0 million under the revolving component of the Facility and (iii) lowered the interest rate on the borrowings under the Facility to a LIBOR market index rate (with a floor of 0.00%) plus a margin of 1.40% per annum. Interest is paid monthly on the Facility.

Under the terms of the Facility, certain subsidiaries of UCI sell accounts receivable on a true sale and non-recourse basis to their respective wholly-owned special purpose subsidiaries, and these special purpose subsidiaries in turn sell such accounts receivable to Univision Receivables Co., LLC, a bankruptcy-remote subsidiary in which certain special purpose subsidiaries of UCI and its parent, Broadcasting Partners, each holds a 50% voting interest (the “Receivables Entity”). Thereafter, the Receivables Entity sells to investors, on a revolving non-recourse basis, senior undivided interests in such accounts receivable pursuant to the Receivables Purchase Agreement. UCI (through certain special purpose subsidiaries) holds a 100% economic interest in the Receivables Entity. The assets of the special purpose entities and the Receivables Entity are not available to satisfy the obligations of UCI or its other subsidiaries.

The Facility is comprised of a $100.0 million term component and a $300.0 million revolving component that is subject to the availability of qualifying receivables. At December 31, 2022 (Successor), UCI had $100.0 million outstanding under the term component and none outstanding under the revolving component, and the interest rate was 5.205% applicable to both the term component and the revolving component. In addition, at December 31, 2022 (Successor), there was $52.3 million of outstanding letters of credit against the accounts receivable revolving component resulting in $247.7 million being available for borrowing under the accounts receivable revolving facility. In addition, the Receivables Entity is obligated to pay a commitment fee to the purchasers, such fee to be calculated based on the unused portion of the Facility. The Receivables Purchase Agreement contains customary default and termination provisions, which provide for the early termination of the Facility upon the occurrence of certain specified events including, but not limited to, failure by the Receivables Entity to pay amounts due, defaults on certain indebtedness, change in control, bankruptcy and insolvency events. The Receivables Entity is consolidated in the Company’s consolidated financial statements.

Note Payable to Grupo Televisa

As of December 31, 2022, UCI (through one of its wholly-owned subsidiaries) has an unsecured note payable to Grupo Televisa with an outstanding principal balance of $294.7 million with a maturity date of April 30, 2026 and a fixed annual rate of 10.2%.

Gain / Loss on Refinancing of Debt

For the year ended December 31, 2022 (Successor), UCI recorded a gain on refinancing of debt of $5.4 million, as a result of the redemption of the 9.5% Senior Notes due 2025 and the write-off of unamortized premium of the partially paid down 2024 Term Loan. For the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), the Company recorded a loss on refinancing of debt of $4.1 million and zero, respectively. For the year ended December 31, 2020 (Predecessor), UCI recorded a loss on refinancing of debt of $57.7 million. The loss includes the premium, fees, the write-off of certain unamortized deferred financing costs and the write-off of certain unamortized premium related to instruments that were repaid.

Other Matters Related to Debt

Voluntary prepayment of principal amounts outstanding under the Senior Secured Credit Facilities and/or the New Term Loan Facility is permitted at any time; however, if a prepayment of principal is made with respect to an adjusted LIBOR loan on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment. Additionally, as noted above, certain prepayments of the New Term Loan Facility during the first six months of the New Term Loan Facility may require the payment of a 1.00% prepayment premium on the amounts so prepaid.

The agreements governing the Senior Secured Credit Facilities, the New Term Loan Facility and the senior secured notes contain various covenants and a breach of any covenant could result in an event of default under those agreements. If any such event of default occurs, the lenders of the Senior Secured Credit Facilities, the New Term Loan Facility or the holders of the senior secured notes may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, an event of default under the indentures governing the senior secured notes would cause an event of default under the Senior Secured Credit Facilities and the New Term Loan Facility, and the acceleration of debt under the Senior Secured Credit Facilities and/or the New Term Loan Facility or the failure to pay that debt when due would cause an event of default under the indentures governing the senior secured notes (assuming certain amounts of that debt were outstanding at the time). The lenders under the Senior Secured Credit Facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under the Senior Secured Credit Facilities, the lenders will have the right to proceed against the collateral. The Senior Secured Credit Facilities, the New Term Loan Facility, the 2029 senior notes, the 2027 senior notes, the 9.5% 2025 senior notes, and the 5.125% 2025 senior notes are secured by, among other things (a) a first priority security interest in substantially all of the assets of UCI, and UCI’s material restricted domestic subsidiaries (subject to certain exceptions), as defined, including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory, and other tangible and intangible assets, subject to certain customary exceptions; (b) a pledge of (i) all of the present and future capital stock of each subsidiary guarantor’s direct domestic subsidiaries and the direct domestic subsidiaries of UCI and (ii) 65% of the voting stock of each of UCI’s and each guarantor’s material direct foreign subsidiaries, subject to certain exceptions; and (c) all proceeds and products of the property and assets described above. In addition, the Senior Secured Credit Facilities and the New Term Loan Facility (but not the Notes, 2027 senior notes, 9.5% 2025 senior notes, or the 5.125% 2025 senior notes) are secured by all of the assets of Broadcast Holdings and a pledge of the capital stock of UCI and all proceeds of the foregoing.

Additionally, the agreements governing the Senior Secured Credit Facilities, the New Term Loan Facility and the senior secured notes include various restrictive covenants (including in the credit agreement governing the Senior Secured Credit Facilities when there are certain amounts outstanding under the senior secured revolving credit facility thereunder on the last day of a fiscal quarter, a first lien debt ratio covenant) which, among other things, limit the incurrence of indebtedness, making of investments, payment of dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The credit agreements governing the Senior Secured Facilities and the New Term Loan Facility and the indentures governing the senior secured notes thereunder allow UCI to make certain pro forma adjustments for purposes of calculating certain financial ratios, some of which would be applied to adjusted operating income before depreciation and amortization (“Bank Credit Adjusted OIBDA”). UCI is in compliance with these covenants under the agreements governing its Senior Secured Credit Facilities, New Term Loan Facility and senior secured notes.

UCI may from time to time designate a subsidiary as “unrestricted subsidiaries” for purposes of its credit agreements governing the Senior Secured Credit Facilities and the New Term Loan Facility and indentures governing the senior secured notes. As unrestricted subsidiaries, the operations of these subsidiaries are excluded from, among other things, covenant compliance calculations and compliance with the affirmative and negative covenants of the credit agreements governing the Senior Secured Credit Facilities the New Term Loan Facility and indentures governing the senior secured notes. UCI may redesignate these subsidiaries as restricted subsidiaries at any time at its option, subject to compliance with the terms of its credit agreements governing the Senior Secured Credit Facilities and the New Term Loan Facility and indentures governing the senior secured notes.

The subsidiary guarantors under the Company’s Senior Secured Credit Facilities, the New Term Loan Facility and senior secured notes are substantially all of UCI’s domestic subsidiaries. The subsidiaries that are not guarantors include certain immaterial subsidiaries, special purpose subsidiaries that are party to UCI’s Facility and the designated unrestricted subsidiaries. The guarantees are full and unconditional and joint and several. Univision Communications Inc. has no independent assets or operations.

UCI and its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of UCI’s outstanding debt or equity securities (including any privately placed debt securities with an established trading market), in privately negotiated or open market transactions, by tender offer or otherwise.

Contractual maturities of long-term debt as of December 31, 2022 (Successor) are as follows:

Year	Amount
2023	$60,100
2024	421,400
2025	1,539,500
2026 (a)	2,310,700
2027	1,903,000
Thereafter	3,412,100
9,646,800
Less current portion	(60,100)
Long-term debt, excluding finance leases	$9,586,700

(a)	Includes the term component of the Company’s accounts receivable sale facility and Note Payable to Grupo Televisa.

18. Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. These interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. UCI has agreements with each of its interest rate swap counterparties which provide that UCI could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to UCI’s default on the indebtedness. UCI does not enter into derivatives for trading purposes.

Derivatives Designated as Hedging Instruments

During 2019, the Company entered into three new interest rate swaps which effectively converted the interest payable on $750 million of variable rate debt into fixed rate debt, at a weighted-average rate of approximately 1.86% through June 30, 2021 (Successor), when they matured.

On February 28, 2020, two forward-starting interest rate swaps that converted the interest payable on $2.5 billion of variable rate debt into fixed rate debt, at a weighted-average rate of approximately 2.94% became effective and will mature in February 2024. On September 10, 2021, the Company modified these two outstanding forward-starting interest rate swaps to extend the maturity from February 2024 to February 2026 and the floor was reduced from 1.00% to 0.75%. The weighted average interest rate as of December 31, 2022 (Successor) was therefore approximately 2.26%. As a result of this modification, there was an other-than-insignificant financing element identified which result in our swap settlement payments being classified as financing cash flows.

As a result of the Reorganization and UH Holdco’s election of pushdown accounting, all predecessor Other Comprehensive Income (“OCI”) balances were adjusted to zero and all swap contracts and at the Reorganization date the Company redesignated its two swaps totaling $2.5 billion as hedges under the successor financials. For the period from May 18, 2021 through June 30, 2021 (Successor), there was no material gain or loss recorded in interest expense for the three swap contracts totaling $750 million which matured on June 30, 2021 (Successor).

As of December 31, 2022 (Successor), the Company has two remaining effective cash flow hedges, as shown in the table below.

		Current Notional
	Number of Instruments	(in whole dollars)
Interest Rate Derivatives
Interest Rate Swap Contracts (February 2020 through February 2026)	2	$2,500,000,000

Impact of Interest Rate Derivatives on the Consolidated Financial Statements

The table below presents the fair value of the Company’s derivative financial instruments, as well as their classification on the consolidated balance sheets:

	Consolidated Balance Sheet	As of December	As of December
	Location	31, 2022	31, 2021
		(Successor)	(Successor)
Derivatives Designated as Hedging Instruments
Interest Rate Swap Contracts—Current Assets	Prepaid expenses and other	$64,100	$—
Interest Rate Swap Contracts—Non-Current Assets	Other assets	$77,500	$—
Interest Rate Swap Contracts—Current Liabilities	Accounts payable and accrued liabilities	$—	$35,300
Interest Rate Swap Contracts—Non-Current Liabilities	Other long-term liabilities	$—	$45,300

The Company does not offset the fair value of interest rate swaps in an asset position against the fair value of interest rate swaps in a liability position on the balance sheet. Because all of the Company’s interest rate swaps were in an asset position as of December 31, 2022 (Successor), if the Company had presented the fair value of the interest rate swaps on a net basis by counterparty, there would be no change to the consolidated balance sheet as of that date. Because all of the Company’s interest rate swaps were in a liability position as of December 31, 2021 (Successor), if the Company had presented the fair value of the interest rate swaps on a net basis by counterparty, there would be no change to the consolidated balance sheet as of that date. As of December 31, 2022 (Successor), UCI has not posted any collateral related to any of the interest rate swap contracts.

The table below presents the effect of the Company’s derivative financial instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the year ended December 31, 2022 (Successor), for periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor):

	Amount of Gain or		Amount of Gain
	(Loss) Recognized in	Location of Gain or	or (Loss)	Total Interest
	Other Comprehensive	(Loss) Reclassified	Reclassified from	Expense on the
	Income (Loss) on	from AOCLI into	AOCLI into	Statement of
Derivatives Designated as Cash Flow Hedges	Derivative	Income	Income(a)	Operations
Successor, For the year ended December 31, 2022	$212,600	Interest expense	$13,700	$572,200
Successor, Period from May 18, 2021 through December 31, 2021	$15,900	Interest expense	$(6,200)	$252,100
Predecessor, Period from January 1, 2021 through May 17, 2021	$1,800	Interest expense	$(20,900)	$167,400
Predecessor, For the year ended December 31, 2020	$(77,600)	Interest expense	$(46,700)	$427,500

(a)	In 2020, the amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income (“AOCLI”) into income includes amounts that have been reclassified related to current effective hedging relationships as well as amortizing AOCLI amounts related to discontinued cash flow hedging relationships which matured on February 28, 2020. In 2021, the amount of gain or (loss) reclassified from AOCLI into income includes amounts that have been reclassified related to current effective hedging relationships and for the period from May 18, 2021 through December 31, 2021 (Successor), amortizing AOCLI amounts related to the de-designation and re-designation of the hedges as a result of the Reorganization and subsequent modification of the outstanding swaps. In 2022, the amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income (“AOCLI”) into income includes amounts that have been reclassified related to current effective hedging relationships as well as amortizing AOCLI amounts related to the off market component of the hedges as a result of the Reorganization and subsequent modification of the outstanding swaps. For the year ended December 31, 2022 (Successor), the Company amortized approximately $23.3 million of reduction to interest expense on activities from AOCLI. For the period from May 18, 2021 through December 31, 2021 (Successor), the Company amortized approximately $21.2 million of a reduction to interest expense on hedging activities from AOCLI related to the de-designation and re-designation of the hedges as a result of the Reorganization and subsequent modification of the outstanding swaps. There were no corresponding unrealized gains (or losses) on hedging activities amortized from AOCLI into interest expense for the period from January 1, 2021 through May 17, 2021 (Predecessor). For the year ended December 31, 2020 (Predecessor), the Company amortized approximately $1.0 million of reduction to interest expense on activities from AOCLI.

During the next twelve months, from December 31, 2022 (Successor), approximately $87.8 million of net unrealized gain will be reclassified from AOCLI to interest expense (inclusive of the amounts being amortized related to discontinued cash flow hedging relationships).

19. Capital Stock

On January 31, 2022, (the “acquisition date”), Televisa and UH Holdco (together with its wholly owned subsidiary, Univision Communications Inc.) announced the completion of the TelevisaUnivision Transaction, See Note 3. TelevisaUnivision Transaction.

In connection with the consummation of the TelevisaUnivision Transaction, UH Holdco changed its name to TelevisaUnivision, Inc. (“TelevisaUnivision”) and filed a certificate of incorporation providing for the following classes of capital stock:

●	50,000,000 shares of Class A common stock, with a par value of $0.001 per share;
●	50,000,000 shares of Class B common stock, with a par value of $0.001 per share;
●	5,000,000 shares of Class C subordinated common stock , with a par value of $0.001 per share, which were further divided into four subclasses; Class C-1 Subordinated common stock, Class C-2 Subordinated common stock, Class C-3 Subordinated common stock, and Class C-4 Subordinated common stock, and
●	5,000,000 shares of preferred stock (of which 100,000 shares were designated as Series A preferred stock, 750,000 shares were designated as Series B preferred stock, pursuant to a certificate of designation filed on January 31, 2022, and 1,008,640 shares were designated as Series C preferred stock, pursuant to a certificate of designation filed on January 31, 2022), with a par value of $1,000 per share.

On the acquisition date, TelevisaUnivision issued the following shares of capital stock:

●	3,589,664 shares of Class A common stock to Grupo Televisa, S.A.B. and its affiliates for an aggregate principal amount of $750.0 million;
●	750,000 shares of Class B preferred stock to Grupo Televisa and its affiliates for an aggregate principal amount of $852.6 million;
●	1,008,014 shares of Class C preferred stock to, among other parties, Forgelight, Google, SoftBank Latin American Fund and The Raine Group for an aggregate principal amount of $1,007.1 million; and
●	1,000 shares of Series D preferred stock to Guggenheim Securities, LLC. for an aggregate principal amount of $1.0 million.

Immediately following the acquisition date, the issued and outstanding capital stock of the Company consisted of Class A common stock, Class C subordinated common stock, Series B preferred stock, Series C preferred stock and Series D preferred stock.

On May 18, 2021, pursuant to the May 2021 Reorganization, UH Holdco’s stockholders adopted a certificate of incorporation and UH Holdco adopted a certificate of designations, powers, preferences and rights that together provided for, among other things, the authorization of:

●	50,000,000 shares of Class A common stock, with a par value of $0.001 per share;
●	50,000,000 shares of Class B common stock, with a par value of $0.001 per share;
●	5,000,000 shares of Class C subordinated common stock , with a par value of $0.001 per share, which were further divided into four subclasses; Class C-1 Subordinated common stock, Class C-2 Subordinated common stock, Class C-3 Subordinated common stock, and Class C-4 Subordinated common stock, and
●	500,000 shares of preferred stock (of which 100,000 shares were designated as Series A preferred stock), with a par value of $1,000 per share;.

Immediately following the May 2021 Reorganization, the issued and outstanding capital stock of the Company consisted of Class A common stock, Class C subordinated common stock and Series A preferred stock.

Description of Common Stock

Pursuant to the Reorganization, on May 18, 2021, UH Holdco became the owner of 100% of the issued and outstanding capital stock of UHI and the existing stockholders of UHI (other than the predecessor to UH Holdco, which previously held a non-controlling financial interest in UHI) exchanged their shares for the same number and class of shares of UH Holdco. UH Holdco was renamed TelevisaUnivision, Inc. on January 31, 2022 in connection with the TelevisaUnivision Transaction.

Holders of the Company’s common stock are entitled to the rights, preferences, privileges and limitations summarized below.

Voting Rights: Holders of Class A common stock have all voting powers and voting rights, and vote together as a single class, with each share entitled to one vote.

Directors will be elected by the stockholders subject to the board designation rights of certain stockholders set forth in the stockholders agreement among certain stockholders of the Company (the “Stockholders Agreement”).

Dividend Rights: Except as a described below with respect to shares of Class C Subordinated common stock, holders of common stock will share, on a pro rata basis, in any dividend declared by the Company’s board, subject to the rights of the holders of outstanding shares of Series A preferred stock and any other preferred stock and the approval rights of Class A common stockholders with respect to certain dividends provided for in the Certificate of Incorporation.

Each of the sub-classes of the Class C Subordinated common stock is subject to a liquidation preference that is reduced by dividends or distributions paid to holders of the Company’s common stock. The holders of shares of Class A common stock, Class B common stock, and any sub-class of Class C Subordinated common stock whose liquidation preference has been reduced to $0.00 will share, on a pro rata basis, in any dividend declared by the Company’s board. The shares of any sub-class of Class C Subordinated common stock whose liquidation preference has not been reduced to $0.00 will not share in any dividend declared by the Company’s board.

Stock Split, Reverse Stock Splits and Stock Dividends: In the event of a subdivision, increase or combination in any manner (by stock split, reverse stock split, stock dividend or other similar manner) of the outstanding shares of any class of common stock, the outstanding shares of the other classes of common stock will be adjusted proportionally, subject to approval rights of Class A common stockholders with respect to certain stock split and reverse stock splits provided for in the Certificate of Incorporation.

Conversion Rights:

Optional Conversions. The following conversion rights are exercisable at the holder’s option, subject in certain cases to federal stock ownership regulations applicable to U.S. broadcast companies and restrictions set forth in the Certificate of Incorporation and the Stockholders Agreement:

●	Each share of Class A common stock may be converted at any time into one share of Class B common stock;
●	Each share of Class B common stock may be converted into one share of Class A common stock;
●	In the event of any registered public offering, holders of Class C Subordinated common stock shall have the option, but not the obligation, to convert shares of Class C Subordinated common stock into shares of Class A common stock to be sold in such public offering (or shares of Class B common stock if the shares sold are required to be non-voting). Each share of any sub-class of Class C Subordinated common stock converted for such sale shall be converted into a number of shares of Class A common stock or Class B common stock, as applicable, equal to (i) the value of a share of such sub-class of Class C Subordinated stock as determined by a third-party valuation firm as of the time of such public offering, divided by (ii) the offering/sale price of a share of Class A common stock or Class B common stock, as applicable.

Mandatory Conversions. The Company may require a holder of Class A common stock to convert its shares of Class A common stock into shares of Class B common stock if such holder does not provide certain information required by the Certificate of Incorporation or if the Company concludes in its sole discretion that such holder’s ownership or exercise of rights of ownership would result in certain events, in each case in relation to the application of federal communications laws.

Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of common stock will share, on a pro rata basis, in any distribution of the assets of the Company to the stockholders, subject to the rights of the holders of outstanding shares of Series A preferred stock and any other preferred stock; provided that holders of shares of Class C Subordinated common stock will share in such distributions only to the extent such shares would share in a dividend, as further described under “—Dividend Rights” above.

Preferred Stock: Subject to the consent rights of various parties under the Stockholders Agreement and the Certificate of Incorporation and the rights of the holders of outstanding shares of preferred stock, the Company’s board is authorized to provide for the issuance of preferred stock in one or more series. See Note 16. Related Party Transactions, under the heading “Redeemable Shares.”

Series A Preferred Stock

In connection with the Stock Purchase Agreement dated February 24, 2020, on December 29, 2020 (Predecessor), UHI authorized and issued 100,000 Series A convertible preferred stock (the “Series A preferred stock”) to Liberty through the Certificate of Designation (“CoD”), each with a stated value of $1,000 (the “Series A Stated Price”), for an aggregate principal amount of $100.0 million. The Series A preferred stock are not entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Company. Due to the Reorganization, the Series A preferred stock consisting of 100,000 shares in UHI were exchanged for same number shares and class in UH Holdco. As of December 31, 2021 (Successor), the Series A preferred stock of $369.4 million due to fair value re-measurement at the Reorganization and was classified as temporary equity and presented in Redeemable Convertible Preferred Shares within the Consolidated Balance Sheet.

As a result of the TelevisaUnivision Transaction, Liberty converted their Series A preferred stock into 1,845,293 Class A common stock of TelevisaUnivision.

Series B Preferred Stock

Voting Rights: Holders of Series B preferred stock have the right to vote along with holders of the class A common stock on an as-converted basis.

Dividend Rights: The Series B preferred stock is entitled to preferential cumulative dividends equal to 5.5% per annum. Holders of Series A preferred stock will share with holders of common stock in any dividend declared by the Company’s board as if such shares were converted into common stock on the record date of such dividend.

Conversion Rights and Anti-Dilution Adjustments: Each share of Series B preferred stock may be converted at the option of the holder at any time into a number of shares of Class A common stock or Class B common stock equal to $1,000 divided by the conversion price then in effect. At the date of issuance of the Series A preferred stock, the conversion price was $4.16 per common share. The conversion price and the securities into which shares of Series B preferred stock are convertible are subject to customary anti-dilution adjustments in the event of dividends, subdivisions, combinations or reclassifications of common stock.

Redemption:

Redemption By the Company. The Company may redeem each share of Series B preferred stock at any time after the later of the fifth anniversary of the issuance date or the consummation of an initial public offering under certain circumstances.

Redemption at the Option of the Holder. Each share of Series B preferred stock is entitled to a preference upon liquidation of the Company equal to at least the Accumulated Stated Value described therein, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Common Stock.

Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series B preferred stock will share, on a pro rata basis, with any other capital stock that ranks on a pari passu basis with it in any distribution of the assets of the Company to the stockholders in an amount equal to the greater of (i) $1,000 per share of Series B preferred stock and (ii) the amount payable upon such liquidation, dissolution or wind-up in respect of the number of shares of common stock into which shares of Series B preferred stock were convertible immediately prior thereto. Such distribution to the Series B preferred stock will be made prior to any payment to the common stock or other junior stock.

As of December 31, 2022 (Successor) the Series B Preferred Stock of $852.6 million are classified as temporary equity and presented in Redeemable Shares within the Consolidated Balance Sheet.

Series C Preferred Stock

In connection with the TelevisaUnivision Transaction, the Company issued 1,000,000 shares of the Series C preferred stock to Forgelight, Google, SoftBank Latin American Fund and The Raine Group, among others.

Voting Rights: Holders of Series C preferred stock have the right to vote along with holders of the class A common stock on an as-converted basis.

Dividend Rights: Holders of Series C preferred stock will share with holders of common stock in any dividend declared by the Company’s board as if such shares were converted into common stock on the record date of such dividend.

Conversion Rights and Anti-Dilution Adjustments: Each share of Series C preferred stock may be converted at the option of the holder at any time into a number of shares of Class A common stock or Class B common stock equal to $1,000 divided by the conversion price then in effect. At the date of issuance of the Series C preferred stock, the conversion price was $4.78 per common share. The conversion price and the securities into which shares of Series C preferred stock are convertible are subject to customary anti-dilution adjustments in the event of dividends, subdivisions, combinations or reclassifications of common stock.

Redemption:

Redemption By the Company. The Company may redeem each share of Series C preferred stock at any time after the later of the fifth anniversary of the issuance date or the consummation of an initial public offering under certain circumstances.

Redemption at the Option of the Holder. Each share of Series C preferred stock is entitled to a preference upon liquidation of the Company equal to at least the Accumulated Stated Value described therein, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of Common Stock.

Liquidation Rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series C preferred stock will share, on a pro rata basis, with any other capital stock that ranks on a pari passu basis with it in any distribution of the assets of the Company to the stockholders in an amount equal to the greater of (i) $1,000 per share of Series C preferred stock and (ii) the amount payable upon such liquidation, dissolution or wind-up in respect of the number of shares of common stock into which shares of Series C preferred stock were convertible immediately prior thereto. Such distribution to the Series C preferred stock will be made prior to any payment to the common stock or other junior stock.

As of December 31, 2022 (Successor) the Series C Preferred Stock of $1,007.1 million are classified as temporary equity and presented in Redeemable Shares within the Consolidated Balance Sheet.

Treasury Stock

In November 2022, the Company repurchased 128,004 shares of its Class A common stock. Such repurchased shares were designated as treasury stock.

20. Accumulated Other Comprehensive (Loss) Income

Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss) and consists of net income (loss) and other gains (losses) that affect stockholders’ equity but, under GAAP, are excluded from net income (loss). For the Company, items included in other comprehensive income (loss) are foreign currency translation adjustments, unrealized gain (loss) on hedging activities and the amortization of unrealized (gain) loss on hedging activities, pension and post-retirement benefits.

The following tables present the changes in accumulated other comprehensive (loss) income by component for the year ended December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), respectively. All amounts are net of tax.

	Gains and
	(Losses) on	Currency
	Hedging	Translation
(Predecessor)	Activities	Adjustment	Total
Balance as of December 31, 2019	$(129,800)	$(4,700)	$(134,500)
Other comprehensive loss before reclassifications	(22,300)	(700)	(23,000)
Amounts reclassified from accumulated other comprehensive loss	(700)	—	(700)
Net other comprehensive loss	(23,000)	(700)	(23,700)
Balance as of December 31, 2020	$(152,800)	$(5,400)	$(158,200)

	Gains and
	(Losses) on	Currency
	Hedging	Translation
(Predecessor)	Activities	Adjustment	Total
Balance as of December 31, 2020	$(152,800)	$(5,400)	$(158,200)
Other comprehensive income before reclassifications	16,900	(100)	16,800
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Net other comprehensive income	16,900	(100)	16,800
Balance as of May 17, 2021	$(135,900)	$(5,500)	$(141,400)

	Gains and
	(Losses) on	Currency
	Hedging	Translation
(Successor)	Activities	Adjustment	Total
Balance as of May 17, 2021	$(135,900)	$(5,500)	$(141,400)
Pushdown accounting adjustments	135,900	5,500	141,400
Balance as of May 18, 2021	—	—	—
Other comprehensive income before reclassifications	32,100	(300)	31,800
Amounts reclassified from accumulated other comprehensive income	(15,700)	—	(15,700)
Net other comprehensive income	16,400	(300)	16,100
Balance as of December 31, 2021	$16,400	$(300)	$16,100

	Gains and
	(Losses) on	Unrealized Gain	Currency
	Hedging	on Pension	Translation
(Successor)	Activities	Activities	Adjustment	Total
Balance as of December 31, 2021	$16,400	$—	$(300)	$16,100
Other comprehensive income before reclassifications	165,000	—	313,900	478,900
Amounts reclassified from accumulated other comprehensive loss	(17,300)	—	—	(17,300)
Unrealized gain on pension activities, net of taxes	—	7,800	—	7,800
Net other comprehensive income	147,700	7,800	313,900	469,400
Balance as of December 31, 2022	$164,100	$7,800	$313,600	$485,500

The following tables present the activity within other comprehensive income (loss) and the tax effect related to such activity.

	2020
		Tax (provision)
	Pretax	benefit	Net of tax
Year Ended December 31, 2020
Unrealized loss on hedging activities	$(30,000)	$7,700	$(22,300)
Amortization of unrealized gain on hedging activities	(900)	200	(700)
Currency translation adjustment	(700)	—	(700)
Predecessor, Other comprehensive loss	$(31,600)	$7,900	$(23,700)

	2021
		Tax (provision)
	Pretax	benefit	Net of tax
Period from January 1, 2021 through May 17, 2021
Unrealized gain on hedging activities	$22,700	$(5,800)	$16,900
Amortization of unrealized gain on hedging activities	—	—	—
Currency translation adjustment	(100)	—	(100)
Predecessor, Other comprehensive income	$22,600	$(5,800)	$16,800
Pushdown accounting adjustment	(22,600)	5,800	(16,800)
Other comprehensive income balance at May 18, 2021	$—	$—	$—
Period from May 18, 2021 through December 31, 2021
Unrealized gain on hedging activities	$43,200	$(11,100)	$32,100
Amortization of unrealized gain on hedging activities	(21,100)	5,400	(15,700)
Currency translation adjustment	(300)	—	(300)
Successor, Other comprehensive income	$21,800	$(5,700)	$16,100

	2022
		Tax (provision)
	Pretax	benefit	Net of tax
Year Ended December 31, 2022
Unrealized gain on hedging activities	$222,200	$(57,200)	$165,000
Amortization of unrealized gain on hedging activities	(23,300)	6,000	(17,300)
Unrealized gain on pension activities, net of taxes	7,800	—	7,800
Currency translation adjustment	313,900	—	313,900
Successor, Other comprehensive income	$520,600	$(51,200)	$469,400

For the year ended December 31, 2022, for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor), for the year ended December 31, 2020, unrealized gain on hedging activities is primarily due to the change in one-month LIBOR rates for interest rate swaps. Amounts reclassified from accumulated other comprehensive (loss) income related to hedging activities are recorded to interest expense. See Note 18. Interest Rate Swaps for further information related to amounts reclassified from accumulated other comprehensive (loss) income.

21. Income Taxes

Earnings from continuing operations before provision for income taxes:

	Successor entity			Predecessor entity
		Period from May	Period from	Period from
	Year Ended	18, 2021 through	January 1, 2021	January 1, 2021	Year Ended
	December 31,	December 31,	through May 17,	through May 17,	December 31,
	2022	2021	2021	2021	2020
Domestic	$(886,000)	$93,100	$637,000	$53,300	$(46,200)
International	(511,300)	1,300	—	800	1,000
Total Pretax earnings	$(1,397,300)	$94,400	$637,000	$54,100	$(45,200)

The income tax provision for continuing operations for the year ended December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity), from January 1, 2021 through May 17, 2021 and for the year ended December 31, 2020 (Predecessor entity) comprised the following charges and (benefits):

	Successor entity			Predecessor entity
		Period from May	Period from	Period from
	Year Ended	18, 2021 through	January 1, 2021	January 1, 2021	Year Ended
	December 31,	December 31,	through May 17,	through May 17,	December 31,
	2022	2021	2021	2021	2020
Current:
Federal	$52,600	$850	$—	$250	$(4,500)
State	19,600	8,000	—	8,000	700
Foreign	49,800	250	—	250	500
Total current income tax (benefit) expense	122,000	9,100	—	8,500	(3,300)

Deferred:
Federal	32,900	3,600	2,700	1,500	(9,800)
State	(1,000)	(3,600)	500	(4,100)	(8,300)
Foreign	13,300	(200)	—	—	—
Total deferred income tax (benefit) expense	45,200	(200)	3,200	(2,600)	(18,100)
Income tax (benefit) expense	$167,200	$8,900	$3,200	$5,900	$(21,400)

For the years ended December 31, 2022 and for the periods from May 18, 2021 through December 31, 2021 and from January 1, 2021 through May 17, 2021 (Successor entity), the period from January 1, 2021 through May 17, 2021 and for the year December 31, 2020 (Predecessor entity), a reconciliation of the federal statutory tax rate to the Company’s effective tax rate for continuing operations is as follows:

	Successor entity			Predecessor entity
		Period from May	Period from	Period from
	Year Ended	18, 2021 through	January 1, 2021	January 1, 2021	Year Ended
	December 31,	December 31,	through May 17,	through May 17,	December 31,
	2022	2021	2021	2021	2020
Federal statutory tax rate	21.0%	21.0%	21.0%	21.0%	21.0%
State and local income taxes, net of federal tax benefit	3.5	3.0	0.1	5.8	16.8
Effect of international operations	(2.9)	—	—	—	—
Valuation allowance	(4.0)	(8.8)	—	(15.2)	—
Equity based compensation	(0.6)	—	—	4.7	(8.2)
Searchlight step-up gain on investment	—	—	(20.6)	—	—
Televisa settlements (non-taxable)	—	(7.6)	—	(7.6)	25.3
Transaction related costs	(0.4)	1.5	—	1.1	(7.1)
Goodwill impairment	(28.4)	—	—	—	—
Other	(0.2)	0.3	—	1.2	(0.5)
Total effective tax rate	(12.0)%	9.4%	0.5%	11.0%	47.3%

As a result of the TelevisaUnivision Transaction (See Note 3. TelevisaUnivision Transaction), the Company’s international operations that are subject to local income taxes has increased significantly. The acquired entities operate in territories where the statutory rate is in excess of the 21% U.S. federal statutory rate. With the exception of certain licenses and other assets acquired directly by the Company, the Transaction was a non-taxable business combination resulting in goodwill that is not tax deductible.

In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law on March 27, 2020. The CARES Act provides numerous tax and other stimulus measures. The Company benefited from the technical correction for qualified leasehold improvements, which changes 39-year property to 15-year property, be eligible for 100% tax bonus depreciation, acceleration of refunds of previously generated Alternative Minimum Tax credits and the creation of certain refundable employee retention credits.

The Company’s deferred tax assets and liabilities as of December 31, 2022 (Successor) and December 31, 2021 (Successor) are as follows:

	December 31, 2022	December 31, 2021
	(Successor)	(Successor)
Deferred tax assets:
Tax loss carry-forwards	$305,200	$399,300
Advanced deposits for taxes	200,900	—
Investments related	34,600	25,300
Interest	99,500	35,400
Tax credits	104,400	61,000
Compensation related costs	42,500	21,100
Lease liability	193,800	54,800
Accrued liabilities	119,800	13,300
Debt related	12,900	63,400
Other	81,300	78,600
Valuation allowance	(443,400)	(377,600)
Total deferred tax assets	751,500	374,600
Deferred tax liabilities:
Property, equipment and intangible assets	(1,360,100)	(1,298,700)
Right of use asset	(78,900)	(42,200)
Other	—	—
Total deferred tax liability	(1,439,000)	(1,340,900)
Net deferred tax liability	$(687,500)	$(966,300)

At December 31, 2022 (Successor), the Company has various state tax effected net operating loss carryforwards of approximately $23.5 million (based on the current state income apportionment, the Company would require approximately $495.3 million of future taxable income to fully utilize such net operating loss carryforwards), which will expire in 2023 through 2035. We have $182.9 million of tax losses in various international territories that begin to expire in 2023 and $136.1 million of tax losses with an indefinite carryforward period. In addition, we have $30.5 million of foreign tax credit carryforwards at December 31, 2022. The utilization of these carryforwards as an available offset to future tax is subject to limitations under current local income tax laws. These carryforwards begin to expire in fiscal year 2029.

At December 31, 2022 (Successor), the Company has capital loss carryforwards for federal income tax purposes of approximately $692.7 million, resulting in a deferred tax asset of $182.0 million for federal and state income tax purposes. Management assessed the realizability of this deferred tax asset and provided a full valuation allowance as it was not more-likely-than-not to be realized.

At December 31, 2022 (Successor), the Company has recorded a deferred tax asset of $200.9 million related to an advanced deposit for Mexican corporate income taxes. This amount is expected to be realized by end of fiscal year 2025.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment.

At December 31, 2022 (Successor) and December 31, 2021 (Successor), the Company maintained a valuation allowance in the amount of $443.4 million and $377.6 million, respectively. These valuation allowances were primarily comprised of capital loss carryforwards of $182.0 million and $233.5 million, foreign deferred tax assets of $162.5 million and $67.2 million, and state tax credits in the amount of $64.0 million and $53.5 million, in each respective year, as it is more likely than not that the benefits of these deductible differences will not be realized. The change of ($65.8) million to the valuation allowance is driven by a $109.8 million increase primarily related to current year deferred tax assets recorded in foreign jurisdictions for which no benefit is provided due to uncertainty with respect to their realization, offset by a decrease in the valuation allowance due to the utilization of capital loss carry forwards in the current year as a result of a discrete transaction.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Predecessor, Balance at December 31, 2019	$18,100
Addition based on tax positions related to current year	2,100
Increase for tax position of prior years	10,700
Settlements	(1,500)
Lapse in statute of limitations	(1,100)
Predecessor, Balance at December 31, 2020	$28,300
Addition based on tax positions related to current year	1,400
Increase for tax position of prior years	800
Predecessor, Balance at May 17, 2021	$30,500
Addition based on tax positions related to current year	2,000
Increase for tax position of prior years	1,200
Lapse in statute of limitations	(1,100)
Successor, Balance at December 31, 2021	$32,600
Addition based on tax positions related to current year	3,800
Decrease for tax position of prior years	(1,500)
Lapse in statute of limitations	(1,400)
Settlements	(500)
Successor, Balance at December 31, 2022	$33,000

For the year ended December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor) the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is approximately $26.2 million, $14.7 million, $11.1 million and $16.4 million in the aggregate respectively. The Company recognizes interest and penalties, if any, related to uncertain income tax positions in income tax expense. The Company had approximately $12.4 million and $11.5 million of accrued interest and penalties related to uncertain tax positions as of December 31, 2022 (Successor) and December 31, 2021 (Successor), respectively. The Company recognized interest expense and penalties of $0.9 million, $1.8 million, $0.4 million, and ($1.1) million related to uncertain tax positions for the year ended December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), respectively. It is reasonably possible that certain income tax examinations may be concluded, or statutes of limitation may lapse, during the next twelve months, which could result in a decrease in unrecognized tax benefits of approximately $9.0 million that would, if recognized, impact the effective tax rate.

The Company and its subsidiaries file income tax returns with the IRS and various state and international jurisdictions. The Company files a consolidated federal income tax return for U.S. purposes and has substantially concluded all U.S. federal income tax matters for years through 2020. Tax authorities are also conducting examinations of Company subsidiaries in various international and state and local jurisdictions. The Company has concluded substantially all income tax matters for all major jurisdictions through 2017.

22. Share-Based Compensation

On December 1, 2010, UHI established the 2010 Equity Incentive Plan (the “2010 Plan”), which replaced the amended and restated 2007 Equity Incentive Plan (the “2007 Plan”). The 2010 Plan expired on January 2, 2021. On June 16, 2021, UHI II established the 2021 Equity Incentive Plan (the “2021 Plan”).

The 2010 Plan reflected the recapitalization of UHI and Broadcast Holdings whereby the original Class A common stock and Class L common stock of UHI and shares of Preferred Stock of Broadcast Holdings were converted to new classes of stock of UHI. Shares and strike prices for awards made under the 2007 Plan were converted to reflect such capital structure.

Both the 2021 Plan and 2010 Plan were adopted to attract, retain and motivate officers and employees of, consultants to, and non-employee directors. Under the 2021 Plan, the maximum number of shares that may be issued pursuant to awards made under the plan is 2,350,000 shares of all classes of stock. The Committee or Board of Directors, as applicable, may grant options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards. Awards may also be made under the 2021 Plan, in the Board of Directors or Committee’s sole discretion, in assumption of, or substitution for, outstanding awards previously granted by UH II or an affiliate or a company acquired by UH II or an affiliate or a company with which UH II combines. Upon the exercise of a stock option award or the vesting of a restricted stock unit, shares of UH II common stock are issued from authorized but unissued shares.

The exercise price of stock options granted pursuant to the 2021 Plan and 2010 Plan may not be less than 100% of the fair market value of UH II’s common stock on the date of grant. No non-qualified stock option or stock appreciation right award will be exercisable after ten years from the date granted. The number of shares subject to an award, the consequences of a participant’s termination of service with UH II or any subsidiary or affiliate, and the dates and events on which all or any portion of an award shall be vested and non-forfeitable is set out in an individual award agreement.

As a result of the Reorganization and UH Holdco’s election of pushdown accounting, the non-vested restricted stock units granted prior to the Reorganization Date were exchanged from UHI to UH Holdco and accounted for as a modification. The Company determined the fair value of the non-vested restricted stock units for these awards based on their equity value as of the Reorganization Date. The fair value portion of the non-vested restricted stock units attributable to periods prior to the May 18, 2021 Reorganization Date (Predecessor periods) of $5.4 million was recorded to additional paid-in-capital while the fair value attributable to periods following the Reorganization date (Successor periods) of $87.3 million will be recognized as compensation cost over a weighted- average period of 3.5 years.

The Company’s share-based compensation pre-tax expense is presented below:

		Period from May 18,	Period from
	Year Ended	2021 through	January 1, 2021	Year Ended
	December 31, 2022	December 31, 2021	through May 17, 2021	December 31, 2020
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Employee share-based compensation	$87,500	$23,000	$4,000	$19,200

The total income tax benefit for share-based compensation recognized in the consolidated statements of operations (including restricted stock units) for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor), and January 1, 2021 through May 17, 2021 (Predecessor) and the year ended December 31, 2020 (Predecessor) were $9.1 million, $5.9 million, $1.0 million and $4.9 million, respectively.

Stock Options

A summary of stock options as of December 31, 2022 (Successor) and the changes during the year then ended is presented below:

			Weighted
			Average
			Remaining	Aggregate
		Weighted	Contractual	Intrinsic
	Stock	Average	Term	Value
	Options	Price	(years)	(thousands)
Balance at December 31, 2021	135,163	$320.66	4.3	—
Granted	1,178,771	$205.18
Exercised	(14,192)	$150.40
Forfeited, canceled, or expired	(124,036)	$238.13
Outstanding at December 31, 2022	1,175,706	$214.59	6.9	500
Exercisable at December 31, 2022	333,779	$232.49	6.4

The weighted-average grant-date fair value of options granted during the year ended December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and January 1, 2021 through May 17, 2021 (Predecessor) and during the year ended December 31, 2020 (Predecessor) was $49.61, $46.38, zero, and zero, respectively. The majority of the Company’s stock options are time-based and vest over periods of between three and five years. The total intrinsic value of options exercised during the year ended December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and January 1, 2021 through May 17, 2021 (Predecessor) and the year ended December 31, 2020 (Predecessor) was $0.5, zero, zero, and zero million, respectively. Total unrecognized compensation cost related to unvested stock options that will vest upon satisfaction of service conditions as of December 31, 2022 (Successor) is $33.1 million, which is expected to be recognized over a weighted-average period of 2.5 years.

Restricted Stock Units

The following table presents the changes in the number of restricted stock unit awards during the year ended December 31, 2022 (Successor):

	Restricted Stock	Weighted
	Unit Awards	Average Price
Outstanding at December 31, 2021	664,225	$19.17
Granted	850,319	$164.69
Issued	(243,040)	$119.28
Surrendered/Canceled	(21,345)	$144.66
Outstanding at December 31, 2022	1,250,159	$145.07

The restricted stock unit awards vest over periods of between three and four years from the date of grant. The fair value of restricted stock units awarded to employees is measured at estimated intrinsic value at the date of grant. The weighted-average grant-date fair value of restricted stock units granted during the year ended December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor), January 1, 2021 through May 17, 2021 (Predecessor) and the year ended December 31, 2020 (Predecessor) was $145.07, $144.93, $15.16, and $51.67, respectively. The total fair value of shares vested during the year ended December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor), January 1, 2021 through May 17, 2021 (Predecessor) and the year ended December 31, 2020 (Predecessor) was $6.8 million, $7.1 million, $6.1 million, and $10.0 million, respectively. Total unrecognized compensation cost related to unvested restricted stock awards that will vest upon satisfaction of service conditions as of December 31, 2022 (Successor) is $139.4 million, which is expected to be recognized over a weighted-average period of 2.1 years.

23. Pension, Post-retirement and Other Employee Benefits

As a result of the TelevisaUnivision Transaction (See Note 3. TelevisaUnivision Transaction), the Company assumed the pension and post-retirement benefits obligations relating to a defined benefit plan for its Mexican employees. The Company also assumed a legal indemnity post-employment benefits, which, pursuant to Mexican Labor Law, provides benefits for employees who are dismissed unjustifiably and entitles such employees to three months of salary, plus 20 days of salary per year of service.

Defined Benefit Plan

The defined benefit retirement pension plan and seniority premiums plan (the “Pension Plan”) covers Mexican based employees. Under the provisions of the Mexican Labor Law, seniority premiums plans are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. After retirement age, employees are no longer eligible for seniority premiums plans.

Expense recognized in relation to the Pension Plan is based upon actuarial valuations by using nominal assumptions and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65. Inherent in those valuations are key assumptions including discount rates and, where applicable, expected returns on assets. Discount rates are based on a bond portfolio approach that includes high-quality debt instruments with maturities matching the Company’s expected benefit payments from the plans. Expected returns on assets are based on the weighted-average expected rate of return and capital market forecasts for each asset class employed according to specific investment guidelines determined by the technical committees of the Pension Plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. Benefits are generally based on the employee’s compensation and years of service.

The actuarial assumptions to determine the present value of defined benefit obligations are as follows:

December 31, 2022
Discount rate	10.15%
Salary increase	5.25%
Inflation rate	3.75%

The actuarial assumptions to determine the net periodic pension costs for the defined benefit obligations are as follows:

December 31, 2022
Discount rate	10.15%
Expected return on plan assets	10.15%
Salary increase	5.25%

The components of net periodic pensions and seniority premiums costs for the year ended December 31, 2022 (Successor), other than the service costs component, are included in Acquisition related costs and other, net within the Consolidated statement of operations, consisted of the following:

December 31, 2022
Service cost	$3,800
Interest cost	5,700
Expected return on plan assets	(1,900)
Net periodic cost	$7,600

The Company’s defined benefit obligations, plan assets, and the funded status balances of our retirement pension plans as of December 31, 2022 (Successor) as follows:

Retirement
Pension Plans
Plan assets:
Fair value of plan assets, beginning of the year	$—
Acquisition	31,700
Actual return on plan assets	1,900
Benefits paid	(5,600)
Foreign currency exchange rate impact	(1,200)
Balance as of December 31, 2022	$26,800
Benefit obligations: Benefit obligation, beginning of the year	$—
Acquisition	(84,700)
Service cost	(3,800)
Interest cost	(5,700)
Benefits paid	5,600
Actuarial gain	5,600
Foreign currency translation	4,700
Balance as of December 31, 2022	$(78,300)
Funded Status
Overfunded (underfunded) status as of December 31, 2022	$(51,500)

The net unfunded amounts related to the Company’s defined benefit plans are recorded within other long-term liabilities within the Company’s consolidated balance sheet.

Plan Assets - Pension and Seniority Premiums

The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated “AA” or “AAA” by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions.

The weighted average asset allocation by asset category was as follows:

December 31, 2022
Equity securities	33%
Fixed rate instruments	67%
Total	100%

The weighted average expected long-term rate of return of plan assets of 5.88% as of December 31, 2022 (Successor). The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time. This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The plan assets are measured at fair value annually. The Company plan assets in the aggregate amount of $26.8 million as of December 31, 2022 (Successor) includes primarily investments in equity securities and mutual funds (fixed rate instruments). Investments in equity securities, are measured at the closing price reported on the active market on which the individual securities are traded. Investments in mutual funds consist of fixed rate instruments and are measured at the net asset value provided by the administrator of the fund. The plan assets return for $1.9 million for the year ended December 31, 2022 (Successor).

The weighted average durations of the defined benefit plans were as follows:

December 31, 2022
Pensions	5.2 years
Seniority Premiums	7.2 years

Pension and Seniority Premiums - Expected Benefit Payments

The following table presents the estimated future benefit payments expected to be paid out for of our retirement pension plans over the next ten years:

Year	Amount
2023	$13,700
2024	9,400
2025	9,000
2026	10,600
2027	10,600
Thereafter	$60,600

Legal Indemnity Pension Plan

The legal indemnity post-employment benefits plan, which is governed by the Mexican Labor Law, covers employees who are dismissed unjustifiably and provides that such employees are entitled to three months of salary, plus 20 days of salary per year of service.

The components of net periodic cost of the legal indemnity pension plan for the year ended December 31, 2022 (Successor), are recorded as severance charges in the Restructuring, severance and related charges within the Consolidated statement of operations and consisted of the following:

December 31, 2022
Service cost	$5,200
Interest cost	4,200
Net periodic cost	$9,400

The Company’s unfunded legal indemnity obligation as of December 31, 2022 (Successor), associated with post-employment benefits, is presented as follows:

Legal Indemnity
Legal indemnity obligation:
Benefit obligation, beginning of year	$—
Acquisition	(73,700)
Service cost	(5,200)
Interest cost	(4,200)
Actuarial gain	2,200
Benefits paid	14,900
Foreign currency exchange rate impact	(3,600)
Balance as of December 31, 2022	$(69,600)

The legal indemnity obligation is recorded within other long-term liabilities within the Company’s consolidated balance sheet.

Legal Indemnity Pension Plan - Expected Benefit Payments

The following table presents the estimated future benefit payments expected to be paid out for the defined benefits plans over the next ten years (in thousands):

Year	Legal Indemnity
2023	$9,200
2024	9,800
2025	10,300
2026	10,400
2027	11,200
Thereafter	57,700

Other Employee Benefits

UCI has a 401(k) retirement savings plan (the “401(k) Plan”) covering all eligible employees over the age of 21. The 401(k) Plan allows the employees to defer a portion of their annual compensation, and UCI may match a portion of the employees’ contributions generally after the first day of service. Since April 1, 2021, UCI matched 100% of the first 3% of eligible employee compensation that was contributed to the 401(k) Plan. From May 1, 2020 through March 31, 2021, UCI elected to not match any eligible employee compensation that was contributed to the 401(k) Plan. As of April 1, 2018 through April 30, 2020, UCI matched 100% of the first 3% of eligible employee compensation that was contributed to the 401(k) Plan. For the year ended December 31, 2022 (Successor), the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), UCI recognized expense for matching cash contributions of $18.2 million, $4.7 million, $1.0 million and $3.1 million, respectively.

24. Contingencies and Commitments

Contingencies

The Company maintains insurance coverage for various risks, where deemed appropriate by management, at rates and terms that management considers reasonable. The Company has deductibles for various risks, including those associated with windstorm and earthquake damage. The Company self-insures its employee medical benefits and its media errors and omissions exposures. In management’s opinion, the potential exposure in future periods, if uninsured losses were to be incurred, should not be material to the consolidated financial position or results of operations.

The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with law or regulations in jurisdictions in which the Company operates.

The Company establishes reserves for specific liabilities in connection with regulatory and legal actions that the Company deems to be probable and estimable. The Company believes the amounts accrued in its financial statements are sufficient to cover all probable liabilities. In other instances, the Company is not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the Company’s financial condition or result of operations.

In July 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. However, for U.S dollar LIBOR, the relevant date has been deferred to June 30, 2023 for certain tenors (including one and three months), at which time the LIBOR administrator has indicated that it intends to cease publication of U.S. dollar LIBOR. Despite this deferral, the LIBOR administrator has advised that no new contracts using U.S. dollar LIBOR should be entered into after December 31, 2021. These actions indicate that the continuation of U.S. LIBOR on the current basis cannot and will not be guaranteed after June 30, 2023.

The Alternative Reference Rates Committee (“ARRC”) has identified the Secured Overnight Financing Rate (“SOFR”) as the rate that represents best practice as the alternative to USD-LIBOR for use in derivatives and other financial contracts that are currently indexed to USD-LIBOR. ARRC developed a paced market transition plan to SOFR from USD-LIBOR and organizations are currently working on industry wide and company specific transition plans as it relates to derivatives and cash markets exposed to USD-LIBOR. The Company has material Term Loans that are indexed to USD-LIBOR and that will automatically transition to Term SOFR + ARRC in July 2023.

Commitments

In the normal course of business, UCI enters into multi-year contracts for programming content, sports rights, research and other service arrangements and in connection with joint ventures.

The Company has long-term operating leases expiring on various dates for office, studio, automobile and tower rentals. The Company’s operating leases, which are primarily related to buildings and tower properties, have various renewal terms and escalation clauses. The Company also has long-term finance lease obligations for facilities and transmission and technical equipment assets that are used to transmit and receive its network signals in the U.S. and Mexico.

The following is a schedule by year of future minimum payments under programming and other non-lease related contracts as of December 31, 2022 (Successor):

Programming
Year	and Other (a)
2023	$860,900
2024	565,600
2025	610,800
2026	154,400
2027	426,800
Thereafter	1,345,400
Total minimum payments	$3,963,900

(a)	Other amounts in commitments are associated with research tools, information technology and other contractual obligations.

25. Segments

During the quarter ended September 30, 2022, the Company reassessed its reportable segments and aggregated its two operating segments (linear/digital and radio) into one reportable segment, Media and Entertainment. In making this decision, the Company considered that the business activities and economic characteristics of each operation are similar in their development, production, and licensing of audio and visual content; distribution methods; monetization of content through advertising revenues that target one class of customers, Spanish speaking audience who utilize our various platforms; and similar OIBDA margin percentages. The Company has restated the segment reporting for the prior periods presented to align with the current reportable segment, Media and Entertainment.

The Company’s operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities that are reviewed by the Company’s chief operating decision maker. The Company evaluates performance based on several factors. In addition to considering primary financial measures including revenue, management evaluates operating performance for planning and forecasting future business operations by considering Adjusted OIBDA (as defined below). Adjusted OIBDA eliminates the effects of certain items the Company does not consider indicative of its core operating performance.

Based on its customers and type of content, the Company has linear/digital and radio operations. The Company’s linear networks operations include the Univision and UniMás broadcast networks; 9 cable networks, including Galavisión and TUDN; and the Company’s owned or operated television stations. Further, the TelevisaUnivision Transaction brought in 4 broadcast channels, 27 pay-TV channels, and the Videocine movie studio. The digital operations include digital properties consisting of online and mobile websites and applications including Univision.com, free ad-based video on demand (AVOD) streaming service ViX, formerly known as PrendeTV, a subscription streaming service, ViX+ and Blim, a TV subscription video-on demand service in Mexico. The radio operations, known as the Uforia Audio Network, includes the Company’s owned and operated radio stations; a live event series; and the Uforia music application which includes the digital audio elements of Univision.com.

The Company incurs corporate expenses separate from the linear/digital and radio operating segments which include general corporate overhead and unallocated, shared company expenses related to human resources, finance, legal, other corporate departments and executive function which are centrally managed and support the Company’s operating and financing activities. Unallocated assets include the retained interest in the Company’s accounts receivable facility, fixed assets and deferred financing costs that are not allocated to its operating segments. The operating segments have separate financial information which is used by the chief operating decision maker to evaluate performance and allocate resources. The reporting segment results reflected in the disclosures below illustrate how management evaluates its financial performance and allocates resources.

Adjusted OIBDA represents operating income before depreciation, amortization and certain additional adjustments to operating income. In calculating Adjusted OIBDA the Company’s operating income is adjusted for share-based compensation and other non-cash charges, restructuring and severance charges, as well as certain unusual and infrequent items and other non-operating related items.

Adjusted OIBDA is not, and should not be used as, an indicator of or alternative to operating income or income (loss) as reflected in the consolidated financial statements. It is not a measure of financial performance under GAAP and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Since the definition of Adjusted OIBDA may vary among companies and industries, it should not be used as a measure of performance among companies.

The Media and Entertainment reportable segment information is presented in the following table:

		Period from May 18,	Period from January
	Year Ended	2021 through	1, 2021 through May	Year Ended
	December 31, 2022	December 31, 2021	17, 2021	December 31, 2020
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Disaggregated revenues:
Advertising:
US	$1,797,000	$1,086,700	$540,800	$1,334,300
Mexico	968,800	—	—	—
Total	$2,765,800	$1,086,700	$540,800	$1,334,300
Subscriber and licensing:
US	$1,360,200	$711,100	$401,200	$1,107,600
Mexico	380,000	—	—	—
Total	$1,740,200	$711,100	$401,200	$1,107,600
Other:
US	$36,200	$66,300	$34,900	$100,000
Mexico	83,700	—	—	—
Total	$119,900	$66,300	$34,900	$100,000
Revenue:
US	$3,193,400	$1,864,100	$976,900	$2,541,900
Mexico	1,432,500	—	—	—
Consolidated	$4,625,900	$1,864,100	$976,900	$2,541,900
Depreciation and amortization:
Media and Entertainment	$508,700	$188,300	$47,700	$134,600
Corporate	15,600	10,300	5,200	18,200
Consolidated	$524,300	$198,600	$52,900	$152,800
Operating (loss) income:
Media and Entertainment	$(488,500)	$493,500	$247,800	$632,200
Corporate	(211,600)	(150,200)	(32,100)	(145,600)
Consolidated	$(700,100)	$343,300	$215,700	$486,600
Adjusted OIBDA:
Media and Entertainment	$1,791,100	$711,000	$396,300	$1,046,600
Corporate	(136,300)	(72,900)	(19,600)	(80,300)
Consolidated	$1,654,800	$638,100	$376,700	$966,300
Capital expenditures:
Media and Entertainment	$115,500	$22,200	$9,500	$14,100
Corporate	18,200	7,500	3,000	8,300
Consolidated	$133,700	$29,700	$12,500	$22,400

	December 31,	December 31,
	2022	2021
	(Successor)	(Successor)
Total assets:
Media and Entertainment	$16,207,900	$11,574,200
Corporate	1,286,500	2,481,200
Consolidated	$17,494,400	$14,055,400

Presented below on a consolidated basis is a reconciliation of net (loss) income, which is the most directly comparable GAAP financial measure, to the non-GAAP measure Adjusted OIBDA:

		Period from May	Period from	Period from
	Year Ended	18, 2021 through	January 1, 2021	January 1, 2021	Year Ended
	December 31,	December 31,	through May 17,	through May 17,	December 31,
	2022	2021	2021	2021	2021
	(Successor)	(Successor)	(Successor Entity)	(Predecessor)	(Predecessor)
Net (loss) income attributable to Successor/ Predecessor entity	$(1,542,200)	$85,500	$633,800	$48,200	$(23,800)
Provision (benefit) for income taxes	167,100	8,900	3,200	5,900	(21,400)
(Loss) income before income taxes	(1,375,100)	94,400	637,000	54,100	(45,200)
Other expense (income):
Interest expense	572,200	252,100	—	167,400	427,500
Interest income	(11,400)	(400)	—	—	(1,100)
Amortization of deferred financing costs	12,600	2,600	—	6,200	12,600
(Gain) loss on refinancing of debt (a)	(5,400)	4,100	—	—	57,700
(Gain) loss on investments (b)	41,300	(23,400)	(637,000)	(16,000)	(32,600)
Acquisition related costs and other, net (c)	65,700	13,900	—	4,000	67,700
Operating income	(700,100)	343,300	—	215,700	486,600
Depreciation and amortization	524,300	198,600	—	52,900	152,800
Impairment loss (d)	1,663,200	9,300	—	92,900	243,200
Restructuring, severance and related charges	68,500	59,300	—	7,600	46,100
(Gain) loss on dispositions (e)	(40,600)	900	—	500	9,900
Share-based compensation	87,500	23,000	—	4,000	19,200
Purchase price adjustment (f)	45,000	—	—	—	—
Other adjustments to operating income (g)	7,000	3,700	—	3,100	8,500
Adjusted OIBDA	$1,654,800	$638,100	$—	$376,700	$966,300

(a)	(Gain) loss on refinancing of debt is a result of UCI’s refinancing transactions.
(b)	(Gain) loss on investments is primarily comprised of income or expense arising from the non-cash fair value adjustments on the Company’s investments.
(c)	Acquisition related costs and other, net is primarily comprised of acquisition and transaction related costs and other costs.
(d)	Impairment loss in 2022 is related to goodwill, the write down of program rights, tradenames and television broadcast licenses. Impairment loss in 2021 is related to the write-down of radio broadcast licenses, program rights, television broadcast licenses, charges on certain lease assets and other assets. Impairment loss in 2020 is related to the write-down of broadcast licenses, program rights, charges on certain lease assets and other intangibles asset.
(e)	Gain on dispositions in 2022 primarily relates to the sale of certain non-strategic radio stations and the retirement of fixed assets. Loss on disposition in 2021 primarily related to the write-off of facility-related assets and in 2020 to the sale of certain assets.
(f)	Purchase price adjustment relates to the fair value step-up of the program rights acquired as part of the TelevisaUnivision Transaction.
(g)	Other adjustments to operating income are primarily comprised of unusual and infrequent items as permitted by the Company’s 2007 Credit Agreement, including operating expenses in connection with COVID-19.

The Company is providing the supplemental information below which is the portion of the Company’s revenue equal to the royalty base used to determine the license fee payable by the Company under the program license agreement with Televisa. As a result of the TelevisaUnivision Transaction on January 31, 2022, the Company was no longer subject to a license fee under its program license agreement with Televisa.

			Period from
		Period from May	January 1, 2021
	Month Ended	18, 2021 through	through May 17,	Year Ended
	January 31, 2022	December 31, 2021	2021	December 31, 2020
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Consolidated Revenue	$216,500	$1,864,100	$976,900	$2,541,900
Less:
Radio revenue (including Radio digital revenue)	(14,600)	(163,900)	(70,800)	(190,100)
Other adjustments to arrive at revenue included in royalty base	(13,100)	(128,500)	(36,400)	(117,700)
Royalty base used to calculate Televisa license fee	$188,800	$1,571,700	$869,700	$2,234,100

26. International Financial Reporting Standards

The consolidated financial statements of TelevisaUnivision are prepared in accordance with GAAP which differs in certain respects from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under both GAAP and IFRS, as a result of the Reorganization transaction (See Note 1. Company Background and 4. Acquisition of UHI), on May 18, 2021 (the “Reorganization Date”), the consolidated financial statements and certain footnote disclosures included herein are presented in two distinct periods to indicate the application of two different bases of accounting, which may not be comparable, between the periods presented. The periods prior to the Reorganization Date are identified as “Predecessor” and the periods after the Reorganization Date are identified as “Successor”. In addition, and as result of the Reorganization, certain historical GAAP to IFRS differences have been eliminated. Below are the IFRS differences that existed as of and for the year ended December 31, 2022 (Successor) and for each applicable period presented as described below.

a.	Share-Based Payments

Under GAAP, the Company accounts for share-based payment awards that vest in installments based on service conditions on a straight-line basis. In addition, deferred tax assets for awards that are expected to result in a future tax deduction are calculated based on the cumulative GAAP expense recognized. Under IFRS 2, Share-based payment, as amended, compensation expense associated with share-based payment awards is accounted for using the accelerated method (straight-line basis over the requisite service period for each separately vesting portion of the award). Deferred tax assets are calculated based on the estimated tax deduction determined at each reporting date under applicable tax law.

The following summarizes the adjustments related to the income statement and balance sheet accounts for the periods presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Direct operating expenses	$1,751,100	$2,400	$1,753,500
Selling, general and administrative expenses	1,359,500	46,400	1,405,900
Provision (benefit) for income taxes	167,100	14,700	181,800

	Period from May 18, 2021 through			Period from January 1, 2021 through
	December 31, 2021			May 17, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Direct operating expenses	$718,200	$1,000	$719,200	$377,000	$(100)	$376,900
Selling, general and administrative expenses	534,500	15,300	549,800	230,300	(600)	229,700
Provision (benefit) for income taxes	8,900	(1,500)	7,400	5,900	3,200	9,100

	Year Ended December 31, 2020
	(Predecessor)
	As reported	Adjustment	As adjusted
Direct operating expenses	$930,300	$(600)	$929,700
Selling, general and administrative expenses..	673,000	(4,800)	668,200
Restructuring, severance and related charges	46,100	(1,300)	44,800
(Benefit) provision for income taxes	(21,400)	8,900	(12,500)

	As of December 31, 2022			As of December 31, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill[1]	$6,319,800	$18,100	$6,337,900	$5,325,900	$18,100	$5,344,000
Deferred tax assets	131,300	7,800	139,100	—	7,600	7,600
Deferred tax liabilities, net	818,800	39,100	857,900	966,300	24,200	990,500
Additional paid-in capital	3,417,400	65,100	3,482,500	2,263,700	16,300	2,280,000
Accumulated (deficit) retained earnings	(822,900)	(78,300)	(901,200)	719,300	(14,800)	704,500

1 Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to share based payments at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion.

b.	Deferred Financing Costs

On April 18, 2020, the Company entered into a series of transactions which culminated in the issuance of 9.5% Senior Secured Notes due 2025 and the redemption of 6.75% Senior Secured Notes due 2022 on May 28, 2020. See Note 17. Debt. Under GAAP, the Company capitalized $7.0 million related to third party costs that were incurred with the issuance of 9.5% Senior Secured Notes due 2025 and will expense them over the terms of the newly issued note. Under IFRS, in accordance with IFRS 9 - Financial Instruments (here after ‘IFRS 9’), third-party costs associated with this substantial modification are expensed as incurred.

On June 18, 2020, the Company entered into a series of transactions which culminated in the issuance of 6.625% Senior Secured Notes due 2027 and the redemption of 5.125% Senior Secured Notes due 2023 on July 20, 2020. See Note 17. Debt. Under GAAP, the Company capitalized $25.0 million related to third party costs that were incurred with the issuance of 6.625% Senior Secured Notes due 2027 and will expense them over the terms of the newly issued notes. Under IFRS, in accordance with IFRS 9, third-party costs associated with this substantial modification are expensed as incurred.

On June 24, 2020, the Company entered into the June 2020 Amendment to the credit agreement governing the Company’s Senior Secured Credit Facilities. See Note 17. Debt. Under GAAP, for the period ended December 31, 2020 (Predecessor), the Company recorded a loss on extinguishment of debt of $42.3 million of third-party costs related to the June 2020 Amendment. Under IFRS, in accordance with IFRS 9, third-party costs associated with this modification are capitalized and amortized over the remaining term of the modified debt. Additionally, $7.0 million of unamortized costs (from the $15.1 million from the March 2017 Amendment), which represents the proportional amount of unamortized costs, were amortized over the remaining term of the modified debt until May 17, 2021 (Predecessor), when this IFRS difference as well as those noted above were eliminated as part of the Reorganization. There were $42.1 million of remaining unamortized third-party costs capitalized under IFRS as of May 17, 2021. These costs were not recorded in the UH Holdco Business Combination purchase accounting which eliminated the GAAP to IFRS difference in the Successor reporting period.

In July 2021, the Company entered into an amendment to the credit agreement governing the Company’s Senior Secured Credit Facilities. See Note 17. Debt. Under GAAP, for the period ended December 31, 2021 (Successor), the Company recorded a loss on refinancing of debt of $4.1 million of third-party costs related to this amendment. Under IFRS, in accordance with IFRS 9, third-party costs associated with this modification are capitalized and amortized over the remaining term of the modified debt.

On June 24, 2022, the Company issued senior secured debt of $1.5 billion made up of (i) Bank senior secured term loan facility maturing on June 24, 2027 of $500.0 million, (ii) Bank senior secured term loan facility maturing on June 30, 2029 of $500.0 million and (i) 7.375% Senior Secured Notes due June 30, 2030 of $500.0 million. The Company utilized the debt issuance proceeds to (i) redeem all of the outstanding 9.5% 2025 senior notes of $370.0 million and (ii) make a $1,130 million partial prepayment of the bank senior secured term loan facility maturing in 2024. Under GAAP, the Company capitalized $17.8 million related to third party costs that were incurred with the issuance of the senior secured debt and will be expensed over the respective terms. Under IFRS, in accordance with IFRS 9, these third-party costs are expensed as incurred. On August 26, 2022, $400.0 million additional aggregate principal amount of the 2030 senior notes were issued and the proceeds were used to make a $406.0 million partial prepayment of the bank senior secured term loan facility maturing in 2024. The Company incurred immaterial third party costs related to the issuance of the senior secured debt resulting in no material GAAP to IFRS difference.

The following summarizes the adjustments related to the income statement and balance sheet accounts for the periods presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Amortization of deferred financing costs	$12,600	$(600)	$12,000
(Gain) loss on refinancing of debt	(5,400)	17,800	12,400
Provision (benefit) for income taxes	167,100	(4,400)	162,700

	Period from May 18, 2021 through December 31, 2021			Period from January 1, 2021 through May 17, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Amortization of deferred financing costs	$2,600	$400	$3,000	$6,200	$1,600	$7,800
Loss on refinancing of debt	4,100	(4,100)	—	—	—	—
(Benefit) provision for income taxes	8,900	900	9,800	5,900	(400)	5,500

	Year Ended December 31, 2020
	(Predecessor)
	As reported	Adjustment	As adjusted
Amortization of deferred financing costs	$12,600	$2,800	$15,400
Loss on refinancing of debt	57,700	(10,200)	47,500
(Benefit) provision for income taxes	(21,400)	1,900	(19,500)

	As of December 31, 2022			As of December 31, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill[1]	$6,319,800	$3,800	$6,323,600	$5,325,900	$3,800	$5,329,700
Long-term debt and finance lease obligations	9,911,400	13,500	9,924,900	8,468,600	(3,700)	8,464,900
Deferred tax liabilities, net	818,800	300	819,100	966,300	4,700	971,000
Accumulated (deficit) retained earnings	(822,900)	(10,000)	(832,900)	719,300	2,800	722,100

1 Goodwill adjustment reflects impact of cumulative GAAP to IFRS tax differences related to deferred financing costs at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion.

c.	Leases

With the adoption of ASC 842 on January 1, 2019, the Company recorded its operating leases and associated liabilities on its Consolidated Balance Sheet. GAAP preserves the distinction between operating and finance leases whereas under IFRS all leases except as it relates to short-term or low value leases, are recognized as finance leases.

The following summarizes the adjustments related to the income statement and balance sheet accounts for the periods presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Direct operating expenses	$1,751,100	$(6,000)	$1,745,100
Selling, general and administrated expenses	1,359,500	(900)	1,358,600
Finance expense	—	10,000	10,000
Provision (benefit) for income taxes	167,100	(800)	166,300

	Period from May 18, 2021 through			Period from January 1, 2021 through
	December 31, 2021			May 17, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Direct operating expenses	$718,200	$(100)	$718,100	$377,000	$(600)	$376,400
Selling, general and administrated expenses	534,500	(2,200)	532,300	230,300	(1,700)	228,600
Finance expense	—	7,800	7,800	—	5,400	5,400
Provision (benefit) for income taxes	8,900	(1,400)	7,500	5,900	(800)	5,100

	Year Ended December 31, 2020
	(Predecessor)
	As reported	Adjustment	As adjusted
Direct operating expenses	$930,300	$(200)	$930,100
Selling, general and administrated expenses	673,000	(7,200)	665,800
Finance expense	—	15,100	15,100
Provision (benefit) for income taxes	(21,400)	(2,000)	(23,400)

	As of December 31, 2022			As of December 31, 2021
	(Successor)			(Successor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill[1]	$6,319,800	$(6,800)	$6,313,000	$5,325,900	$(6,800)	$5,319,100
Operating right-of-use assets..	176,000	(8,600)	167,400	164,100	(5,500)	158,600
Deferred tax assets.	131,300	9,000	140,300	—	8,200	8,200
Accumulated (deficit) retained earnings	(822,900)	(6,400)	(829,300)	719,300	(4,100)	715,200

1 Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to leases at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion.

d.	Program Rights Impairment

Under GAAP, program rights are tested for impairment on a stand-alone basis and impaired if the book value exceeds the fair value due to diminished forecasted profitability. Under IAS 36, Impairment of Assets, program rights are tested for impairment as a part of their associated cash-generating unit (“CGU”) and no impairment is recognized if the associated CGU is not impaired, or if the CGU is impaired, until any associated goodwill is fully impaired. Under both GAAP and IFRS, cancelled program rights which will never be broadcasted are considered obsolete and fully impaired.

The following summarizes the adjustments related to the income statement and balance sheet accounts for the periods presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Direct operating expenses	$1,751,100	$—	$1,751,100
Impairment loss	1,663,200	(7,600)	1,655,600
Provision (benefit) for income taxes	167,100	2,000	169,100

	Period from May 18, 2021 through			Period from January 1, 2021 through
	December 31, 2021			May 17, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Direct operating expenses	$718,200	$4,200	$722,400	$377,000	$29,800	$406,800
Impairment loss	9,300	(5,900)	3,400	92,900	(19,600)	73,300
Provision (benefit) for income taxes	8,900	400	9,300	5,900	(2,600)	3,300

	Year Ended December 31, 2020
	(Predecessor)
	As reported	Adjustment	As adjusted
Direct operating expenses	$930,300	$8,100	$938,400
Impairment loss	243,200	(63,500)	179,700
(Benefit) provision for income taxes	(21,400)	14,300	(7,100)

	As of December 31, 2022			As of December 31, 2021
	(Successor)			(Successor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Program rights and prepayments (current)	$68,800	$9,300	$78,100	$91,800	$1,700	$93,500
Goodwill[1]	6,319,800	14,800	6,334,600	5,325,900	14,800	5,340,700
Program rights and prepayments (non- current)	731,500	—	731,500	41,000	—	41,000
Deferred tax liabilities, net	818,800	17,200	836,000	966,300	15,200	981,500
Accumulated (deficit) retained earnings	(822,900)	6,800	(816,100)	719,300	1,300	720,600

1 Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to program rights and prepayments at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion.

e.	Media Networks CGU Impairments

Under GAAP, long-lived assets, intangible assets with definite lives and indefinite lives are tested for impairment at an individual asset level and is allocated to the reportable unit. Under IFRS, the Company tests such assets for impairment at a CGU level, allocated to CGUs or groups of CGUs. An accounting adjustment is made to reflect differences due to the level in which assets may be tested for impairment.

During the year ended December 31, 2022, under GAAP the Company recorded Goodwill impairment of $1,498.0 million, FCC Television license impairment of $128.4 million and Tradename impairment of $15.3 million. Under IFRS, the Company performed an impairment analysis at the CGU level and recorded an impairment of $1,473.6 million that was allocated in its entirety to Goodwill as IFRS requires that if a CGU is impaired that impairment is allocated first to reduce goodwill to zero, then, subject to certain limitations, the carrying amount of other assets in the CGU are reduced pro rata based on the carrying amount of each asset. As a result the FCC Television license and Tradenames impairment charges under GAAP were reversed.

The following summarizes the adjustments related to the income statement and balance sheet for each applicable period presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Impairment loss	$1,663,200	$(168,100)	$1,495,100
Provision (benefit) for income taxes	167,100	37,000	204,100

	As of December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Intangible assets, net	$6,579,200	$143,700	$6,722,900
Goodwill	6,319,800	24,400	6,344,200
Deferred tax liabilities, net	818,800	37,000	855,800
Accumulated (deficit) retained earnings	(822,900)	131,100	(691,800)

f.	Radio CGU Impairment

Under GAAP, long-lived assets, intangible assets with definite lives and indefinite lives are tested for impairment at an individual asset level and is allocated to the reportable unit. Under IFRS, the Company tests such assets for impairment at a CGU level is allocated to CGUs or groups of CGUs. An accounting adjustment is made to reflect differences due to the level in which assets may be tested for impairment.

The following summarizes the adjustments related to the income statement and the balance sheet for each applicable period presented.

	Period from May 18, 2021 through			Period from January 1, 2021 through
	December 31, 2021			May 17, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Impairment loss	$9,300	$—	$9,300	$92,900	$(68,300)	$24,600
Provision (benefit) for income taxes	8,900	—	8,900	5,900	17,600	23,500

	Year Ended December 31, 2020
	(Predecessor)
	As reported	Adjustment	As adjusted
Impairment loss	$243,200	$(28,900)	$214,300
(Benefit) provision for income taxes	(21,400)	7,400	(14,000)

	As of December 31, 2022			As of December 31, 2021
	(Successor)			(Successor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill[1]	$6,319,800	$25,000	$6,344,800	$5,325,900	$25,000	$5,350,900
Deferred tax liabilities, net	$818,800	$25,000	$843,800	966,300	25,000	991,300

1 Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to indefinite lived assets within the radio cash generating unit at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion.

g.	Preferred Shares

Under GAAP, the Convertible Preferred Shares are classified as temporary equity and presented as Redeemable Shares within the Consolidated Balance Sheet. Under IFRS, the Convertible Preferred Shares discussed below are accounted as a convertible financial instrument with an embedded derivative liability in accordance with IFRS 9. Under IFRS, the bifurcated derivative liability of the Convertible Preferred Shares is marked-to-market at each reporting period, with corresponding changes going through Finance expense or income.

Series A Preferred Shares - As noted in Note 16. Related Party Transactions, the Series A preferred shares were converted into 1,845,293 class A common stock resulting in the reclassification to shareholders’ equity of amounts recorded within other long-term liabilities and derivative financial liabilities related to the debt and embedded derivative liability component of the Series A preferred shares. Prior to this conversion the Company recorded a mark-to-market adjustment to Finance expense of $7.6 million in January 2022 to increase the amount of the recorded bifurcated derivative liability component under IFRS. Additionally, upon conversion the Company also reclassified to shareholders’ equity a deferred tax asset of $70.4 million recorded under IFRS relating to the cumulative mark-to-market adjustments of the derivative liability component of the Series A preferred shares prior to their conversion to Class A common stock.

For the period from January 1, 2021 through May 17, 2021 (Predecessor) and prior to the consummation of the Reorganization, there was a $265.8 million mark-to-market adjustment of the bifurcated derivative liability component under IFRS of the Series A preferred shares recorded as Finance expense, along with a $69.3 million deferred tax benefit, to reflect the increase in value for these shares as a result of the probable TelevisaUnivision Transaction.

Series B Preferred Shares - On January 31, 2022, the Company authorized and issued 750,000 Series B cumulative convertible Preferred Shares to Grupo Televisa, which were recorded at fair value of $852.6 million, pursuant to the TelevisaUnivision Transaction (refer to Note 3. TelevisaUnivision Transaction). The Company recorded a mark-to-market adjustment to Finance income of $46.4 million to decrease the amount of the recorded bifurcated derivative liability component under IFRS for the year ended December 31, 2022. The Company paid Series B preferred stock dividends of $37.8 million which are recorded as interest expense under IFRS. This stock dividend was recorded as a reduction of shareholders’ equity under GAAP.

Series C Preferred Shares - On January 31, 2022, the Company authorized 1,008,640 and issued 1,008,014 Series C convertible Preferred Shares to Soft Bank, Google, ForgeLight, Raine Group, and Other for $1,007.1 million, issued to finance the TelevisaUnivision Transaction (refer to Note 3. TelevisaUnivision Transaction). The Company recorded a mark-to-market adjustment to Finance income of $86.4 million to decrease the amount of the recorded bifurcated derivative liability component under IFRS for the year ended December 31, 2022.

The following tables summarizes the adjustments related to the income statement and the balance sheet for each applicable period presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Interest expense	$572,200	$37,800	$610,000
Finance expense	—	7,900	7,900
Finance (income)	—	(133,100)	(133,100)
Provision (benefit) for income taxes	167,100	22,500	189,600

	Period from May 18, 2021 through			Period from January 1, 2021 through
	December 31, 2021			May 17, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Interest expense	$252,100	$(1,800)	$250,300	$167,400	$3,600	$171,000
Finance expense	—	6,300	6,300	—	265,800	265,800
Provision (benefit) for income taxes	8,900	(1,100)	7,800	5,900	(69,300)	(63,400)

	As of December 31, 2022			As of December 31, 2021
	(Successor)			(Successor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Goodwill[1]	$6,319,800	$(69,300)	$6,250,500	$5,325,900	$(69,300)	$5,256,600
Derivative financial liabilities	—	387,500	387,500	—	374,000	374,000
Other long-term liabilities	186,500	1,340,500	1,527,000	105,000	—	105,000
Deferred tax liabilities, net	818,800	22,900	841,700	966,300	(70,500)	895,800
Redeemable shares	1,859,700	(1,859,700)	—	369,400	(369,400)	—
Additional paid-in-capital	3,417,400	(57,300)	3,360,100	2,263,700	—	2,263,700
Accumulated (deficit) retained earnings	(822,900)	96,800	(726,100)	719,300	(3,400)	715,900

1 Goodwill adjustment reflects the impact of cumulative GAAP to IFRS tax differences related to preferred shares at the time of the Company’s reorganization that occurred on May 18, 2021. Please see Note 4. Acquisition of UHI for further discussion.

h.	Deferred Revenue

Under GAAP (ASC 805 Business Combinations and ASU 2021-08: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers), contract liabilities from contracts with customers assumed in business combination are recognized and measured in accordance with ASC 606. Under IFRS (IFRS 3 – Business Combinations), contract liabilities assumed in business combination are recognized and measured at fair value at the acquisition date.

The following tables summarizes the adjustments related to the income statement and the balance sheet for each applicable period presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Revenue	$4,625,900	$(16,300)	$4,609,600
Provision (benefit) for income taxes	167,100	(4,200)	162,900

	As of December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Goodwill	$6,319,800	$(16,300)	$6,303,500
Deferred tax liabilities, net	818,800	(4,200)	814,600
Accumulated deficit	(822,900)	(12,100)	(835,000)

i.	Interest Rate Swap

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. As of December 31, 2022 (Successor), the Company has two remaining effective cash flow hedges. See Note 18. Interest Rate Swaps. Under GAAP (ASC 815 – Derivatives and Hedging), hedge ineffectiveness is not separately measured and recognized in income each reporting period. If the hedge is highly effective, all changes in the fair value of the derivative hedging instrument is deferred into other comprehensive income (OCI) and subsequently reclassified to earnings when the hedge transaction affects earnings.

Under IFRS 9, for cash flow hedges, the effective portion of the change in the fair value of the hedging instrument is also deferred into OCI. However, the amount recognized in OCI should be the lower of (1) the cumulative gain or loss on the hedging instrument from the inception of the hedge, and (2) the cumulative change in the fair value (present value) of the expected cash flows on the hedged item from the inception of the hedge. The remaining ineffective portion of the change in the fair value of the hedging instrument (if any) is recognized immediately in profit or loss.

The following summarizes the adjustments related to the income statement and balance sheet for each applicable period presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Interest expense	$572,200	$300	$572,500
Provision (benefit) for income taxes	167,100	(100)	167,000

	Period from May 18, 2021 through			Period from January 1, 2021 through
	December 31, 2021			May 17, 2021
	(Successor)			(Predecessor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Interest expense	$252,100	$(900)	$251,200	$167,400	$—	$167,400
Provision for income taxes	8,900	200	9,100	5,900	—	5,900

	As of December 31, 2022			As of December 31, 2021
	(Successor)			(Successor)
	As reported	Adjustment	As adjusted	As reported	Adjustment	As adjusted
Deferred tax liabilities, net	$818,800	$100	$818,900	$966,300	$200	$966,500
Accumulated (deficit) retained earnings	(822,900)	500	(822,400)	719,300	700	720,000
Accumulated other comprehensive income	485,500	(600)	484,900	16,100	(900)	15,200

j.	Pensions and post-employment benefits

As a result of the TelevisaUnivision Transaction (refer to Note 3. TelevisaUnivision Transaction), the Company assumed a legal indemnity post-employment benefits under the Mexican Labor Law. The plan covers for employees who are dismissed unjustifiably and such employees are entitled to three months of salary plus 20 days of salary per year of service.

Under GAAP - ASC 715, the Company records the liability when it is probable that the benefits will be paid and the amount can be reasonably estimated. Under IFRS (IAS 19 – Employee Benefits), the Company records the liability when there is a legal or constructive obligation, which is met at the earlier of recognizing the restructuring, severance and related costs or when the Company can no longer withdraw the offer of the benefits. The Company records the legal indemnity related expenses as actual payments occur under IFRS.

The following summarizes the adjustments required for each applicable period presented:

	Year Ended December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Restructuring, severance and related charges	$68,500	$5,500	$74,000
Provision (benefit) for income taxes	167,100	(1,400)	165,700

	As of December 31, 2022
	(Successor)
	As reported	Adjustment	As adjusted
Goodwill	$6,319,800	$(73,700)	$6,246,100
Deferred tax liabilities, net	818,800	(1,400)	817,400
Other long-term liabilities .	186,500	(69,600)	116,900
Accumulated deficit	(822,900)	(4,100)	(827,000)
Accumulated other comprehensive income	485,500	1,400	486,900

k.	Classification of Consolidated Statement of Operations Line Items

Under IFRS, in addition to the adjustments noted above, the classification of certain income and expense items differ from the classifications under GAAP. The reclassifications, after required adjustments, are summarized below:

•

Under GAAP, the Company presents “Depreciation and amortization” as a separate line item on its consolidated statements of operations, while such costs are classified based on their function under IFRS. Accordingly, depreciation and amortization have been reclassified to “Cost of sales” and “Administrative expenses” for each period presented based on their function. Similarly, a portion of rent expense attributable to operating leases under U.S. GAAP has been reclassified to “Cost of sales” and “Administrative expenses” based on the underlying lease. For the year ended December 31, 2022 (Successor), $508.7 million was reclassified to “Cost of sales” and $15.6 million to “Administrative expenses.” For the periods from May 18, 2021 through December 31, 2021 (Successor), $184.1 million was reclassified to “Cost of sales” and $10.3 million to “Administrative expenses.” For the period from January 1, 2021 through May 17, 2021 (Predecessor), $47.7 million was reclassified to “Cost of sales” and $5.2 million to “Administrative expenses.” For the year ended December 31, 2020 (Predecessor), $134.6 million was reclassified to “Cost of sales” and $18.2 million to “Administrative expenses.”

•

Under GAAP, the Company presents “Restructuring, severance and related charges” as a separate line item on its consolidated statements of operations. These amounts have been reclassified to “Other expense, net.” For the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), $74.0 million, $59.3 million, $7.6 million and $44.8 million, respectively, has been reclassified to “Other expense, net.”

•

Under GAAP, the Company presents “Selling, general and administrative expenses” within one line item on its consolidated statements of operations while such costs are classified based on the function into two separate line items under IFRS: “Selling expenses” and “Administrative expenses.” Accordingly, for the year ended December 31, 2022 (Successor) $896.1 million was reclassified to “Selling expenses” and $508.9 million to “Administrative expenses”. For the period from May 18, 2021 through December 31, 2021 (Successor) $327.0 million was reclassified to “Selling expenses” and $220.7 million to “Administrative expenses.” For the period from January 1, 2021 through May 17, 2021 (Predecessor) $153.7 million was reclassified to “Selling expenses” and $74.4 million to “Administrative expenses.” For the year ended December 31, 2020 (Predecessor), $414.7 million was reclassified to “Selling expenses” and $246.3 million to “Administrative expenses.”

•

Under GAAP, the Company presents “Loss (gain) on dispositions” as a separate line item on its consolidated statements of operations while such costs are classified within “Other expense, net” under IFRS. Accordingly, for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), $40.6 million, $0.9 million, $0.5 million and $9.9 million loss (gain) on dispositions, respectively, has been reclassified to “Other expense, net.”

•

Under GAAP, the Company presents “Impairment loss” as a separate line item on its consolidated statements of operations while such costs are classified within “Other expense, net” under IFRS. Accordingly, for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), $1,487.5 million, $3.4 million, $5.0 million and $150.8 million, respectively, has been reclassified to “Other expense, net”.

•

Under GAAP, the Company presents “Loss (gain) on investments” as a non-operating component of its consolidated statements of operations and under IFRS, this is classified as “Other expense, net,” a component of operating income. Accordingly, for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor), January 1, 2021 through May 17, 2021 (Successor Entity), January 1, 2021 through May 17, 2021 (Predecessor), and for the year ended December 31, 2020 (Predecessor), $41.3 million loss, $25.3 million gain, $624.4 million gain, $15.9 million gain and $22.9 million gain, respectively, has been reclassified to “Other expense, net,” a component of operating income.

•

Under GAAP, the Company presents “Acquisition related costs and other, net” as a non-operating component of its consolidated statements of operations and under IFRS, this is classified as “Other expense, net,” a component of operating income. Accordingly, for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), $45.0 million expense, $13.9 million expense, $4.0 million expense and $67.7 million expense, respectively, has been reclassified to “Other expense, net,” a component of operating income.

•

Under GAAP, the Company presents “Interest expense,” “Interest income,” “Amortization of deferred financing costs” and “Loss on refinancing of debt” as separate line items on its consolidated statements of operations. Under IFRS, such costs are classified within “Finance expense” or “Finance income,” as applicable. Accordingly, interest expense, amortization of deferred financing costs, and loss on refinancing of debt have been reclassified to “Finance expense” for all periods presented, while interest income has been reclassified to “Finance income” for all periods presented. This resulted in $652.6 million, $266.4 million, $450.0 million and $505.4 million, being reclassified to “Finance expense” for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), respectively. In addition, for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor) and from January 1, 2021 through May 17, 2021 (Predecessor) and for the year ended December 31, 2020 (Predecessor), $144.5 million, $0.4 million, zero and $1.1 million, respectively, has been reclassified to “Finance income.”

•

Under GAAP, the Company presents (income) loss on equity method investments as part of “(Gains) loss on investments” on its consolidated statements of operations, while this is classified within “Share of gain of associates and joint ventures, net” under IFRS. Accordingly, for the year ended December 31, 2022 (Successor), for the periods from May 18, 2021 through December 31, 2021 (Successor), January 1, 2021 through May 17, 2021 (Successor Entity), January 1, 2021 through May 17, 2021 (Predecessor), and for the year ended December 31, 2020 (Predecessor), $20.7 million loss, $1.9 million loss, $12.6 million gain, $0.1 million gain and $9.7 million gain, respectively, has been reclassified to “Share of (income) loss of associates and joint ventures, net.”

l.	Classification of Consolidated Balance Sheet Line Items

Under IFRS, in addition to the adjustments noted above, the classification of certain assets and liabilities differ from the classifications under GAAP. The reclassifications, after required adjustments, are summarized below:

•

Under GAAP, the Company presented interest rate swaps within “Other assets” and “Other long-term liabilities,” while the current portion of the liability was presented in “Accounts payable and accrued liabilities” on its consolidated balance sheet, while under IFRS, derivatives are presented as a separate line item. As of December 31, 2022 (Successor), $77.5 million has been reclassified to “Derivative financial assets” and $64.1 million has been reclassified to “Current derivative financial assets.” As of December 31, 2021 (Successor), $45.3 million has been reclassified to “Derivative financial liabilities” and $35.3 million has been reclassified to “Current derivative financial liabilities.”

•

Under GAAP, the Company presented program rights and prepayments as “Program rights and prepayments” on its consolidated balance sheet, while under IFRS, this is presented as “Transmission rights and programming.” As of December 31, 2022 (Successor) and December 31, 2021 (Successor), $464.4 million and $93.5 million was reclassified to “Transmission rights and programming” within current assets, respectively. As of December 31, 2022 (Successor) and December 31, 2021 (Successor), $345.2 million and $41.0 million was reclassified to “Transmission rights and programming” within noncurrent assets, respectively.

•

Under GAAP, the Company presents all investments in one line item “Investments” on its consolidated balance sheet, while under IFRS, investments are presented into separate categories based on their nature: “Investments in financial instruments” and “Investments in associates and joint ventures.” Accordingly, as of December 31, 2022 (Successor), $208.6 million and $30.5 million has been reclassified to “Investment in financial instruments” and “Investments in associates and joint ventures,” respectively. As of December 31, 2021 (Successor), $64.9 million and $33.2 million has been reclassified to “Investment in financial instruments” and “Investments in associates and joint ventures,” respectively.

•

Under GAAP, the Company presents “Goodwill” as a separate line item on its consolidated balance sheet, while under IFRS, goodwill is presented within “Intangible assets, net.” Accordingly, as of December 31, 2022 (Successor) and December 31, 2021 (Successor), $6,239.8 million and $5,311.5 million, respectively, has been reclassified to “Intangible assets, net.”

•

Under GAAP, the Company presents “Accrued interest” as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, accrued interest is presented within the current portion of long-term debt. Accordingly, $46.9 million and $51.1 million of accrued interest has been reclassified to “Current portion of long-term debt and interest payable” as of December 31, 2022 (Successor) and December 31, 2021 (Successor), respectively.

•

Under GAAP, the Company presents other taxes payable as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, other taxes payable is presented as a separate line on the balance sheet. Accordingly, $52.1 million and $10.5 million of other taxes payable has been reclassified to “Other taxes payable” as of December 31, 2022 (Successor) and December 31, 2021 (Successor), respectively.

•

Under GAAP, the Company presents current income taxes payable as part of “Accounts payable and accrued liabilities” on its consolidated balance sheet. Under IFRS, current income taxes payable is presented as a separate line on the balance sheet. As of December 31, 2022 (Successor) and December 31, 2021 (Successor) there was zero and zero, respectively, of income tax receivable, which was reclassified from “Accounts payable and accrued liabilities” to “Other current assets.” As of December 31, 2022 (Successor) and December 31, 2021 (Successor) the income taxes payable included in “Accounts payable and accrued liabilities” was $23.6 million and $4.4 million, respectively.

•

Under GAAP, the Company presents employee benefits payable as part of “Accounts payable and accrued liability” and “Other long-term liabilities” on its consolidated balance sheet. Under IFRS, employee benefits payable is presented as a separate line on the balance sheet. Accordingly, as of December 31, 2022 (Successor), $98.1 million and $1.7 million has been reclassified from “Accounts payable and accrued liabilities” and “Other long-term liabilities,” respectively, to “Employee Benefits” and “Post-employment benefits,” respectively. As of December 31, 2021 (Successor), $102.3 million and $2.1 million has been reclassified from “Accounts payable and accrued liabilities” and “Other long-term liabilities,” respectively, to “Employee Benefits” and “Post-employment benefits,” respectively.

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Under GAAP, the Company presents finance lease obligations as part of “Current portion of long-term debt and finance lease obligations” and “Long-term debt and finance lease obligations” on its consolidated balance sheet. Under IFRS, finance lease obligations are presented separately from long-term debt. Accordingly, finance lease obligations (current and non-current) have been reclassified to a separate line on the consolidated balance sheet. Similarly, the operating lease liabilities recorded as right-of-use liabilities due to the adoption of ASC 842 has been reclassified to “Finance lease obligations.” As of December 31, 2022 (Successor), $60.1 million has been reclassified to “Current portion of finance lease obligations” and $240.5 million has been reclassified to “Finance lease obligations, net of current portion.” As of December 31, 2021 (Successor), $54.0 million has been reclassified to “Current portion of finance lease obligations” and $212.3 million has been reclassified to “Finance lease obligations, net of current portion.”

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Under GAAP, the Company presents deferred tax assets and liabilities on a net basis within “Deferred tax liabilities, net.” Under IFRS, deferred tax assets and liabilities are presented on a gross basis and accordingly, items have been reclassified to reflect the gross presentation. As of December 31, 2022 (Successor) and December 31, 2021 (Successor), $781.6 million and $389.9 million, respectively, inclusive of the GAAP to IFRS differences discussed above, has been reclassified to “Deferred income tax assets.”

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Under GAAP, the Company presents capitalized software costs within “Property and equipment, net” on its consolidated balance sheet. Under IFRS, capitalized software costs are presented within “Intangible assets, net.” Accordingly, $90.2 million and $8.5 million has been reclassified to “Intangible assets, net,” as of December 31, 2022 (Successor) and December 31, 2021 (Successor), respectively.

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Under GAAP, the Company presents post-employment benefits as part of “Other long-term liabilities” on its consolidated balance sheet. Under IFRS, post-employment benefits are presented as a separate line item within the balance sheet. As of December 31, 2022 (Successor), $60.1 million has been reclassified from “Other long-term liabilities” to “Post-employment benefits”, including $1.7 million of employee benefits payable disclosed above.

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Under GAAP, the Company presents balances due from related parties within “Accounts receivable, net”, “Prepaid expenses and other assets”, and balance to related parties within “Accounts payable and accrued liabilities”, “Deferred revenue”, “Current portion of long-term debt and finance lease obligations” and “Long-term debt and finance lease obligations” on its consolidated balance sheet, respectively. Under IFRS, related party balances are presented as separate line items as “Due from related parties” and “Due to related parties” as applicable. As of December 31, 2022 (Successor), $46.2 million was reclassified from “Accounts receivable, net” and “Prepaid expenses and other assets” to “Due from related parties”, $112.0 million was reclassified from “Accounts payable and accrued liabilities”, “Deferred revenue” current portion, “Current portion of long-term debt and finance lease obligations” to “Due to related parties” and $593.7 million was reclassified from “Long-term debt and finance lease obligations” and “Deferred revenue noncurrent” to “Due to related parties noncurrent”. As of December 31, 2021 (Successor), zero was reclassified from “Accounts receivable, net” to “Due from related parties” and $30.9 million was reclassified from “Accounts payable and accrued liabilities” to “Due to related parties.”

m.	Net (Loss) Income and Stockholders’ Equity Reconciliation Between GAAP and IFRS

The table below summarizes the adjustments to net (loss) income and stockholders’ equity which would be required if IFRS had been applied instead of GAAP:

			Period from	Period from
	Year Ended	Period from May	January 1, 2021	January 1, 2021	Year Ended
	December 31,	18, 2021 through	through	through	December 31,
	2022	December 31,2021	May 17, 2021	May 17, 2021	2020
	(Successor)	(Successor)	(Successor Entity)	(Predecessor)	(Predecessor)
Net (loss) income as reported under GAAP	$(1,542,200)	$85,500	$633,800	$48,200	$(23,800)
Share-based payments (a)	(63,500)	(14,800)	—	(2,500)	(2,200)
Deferred financing costs (b)	(12,800)	2,800	—	(1,200)	5,500
Leases (c)	(2,300)	(4,100)	—	(2,300)	(5,700)
Program rights impairment (d)	5,600	1,300	—	(7,600)	4,100
Media networks CGU impairmenrt (e)	131,100	—	—	—	—
Radio CGU impairment (f)	—	—	—	50,700	21,500
Preferred shares (g)	64,900	(3,400)	—	(200,100)	—
Deferred revenue (h)	(12,100)	—	—	—	—
Interest rate swap (i)	(200)	700	—	—	—
Pension and post-employment benefits (j)	(4,100)	—	—	—	—
Net (loss) income under IFRS	$(1,435,600)	$68,000	$633,800	$(114,800)	$36,400

	December 31, 2022	December 31, 2021
	(Successor)	(Successor)
Stockholders' equity as reported under GAAP	$3,070,400	$2,999,100
Share-based payments (a) .	(13,200)	1,500
Deferred financing costs (b)	(10,000)	2,800
Leases (c)	(6,400)	(4,100)
Program rights impairment (d)	6,800	1,300
Media networks CGU impairment (e)	131,100	—
Preferred shares (g).	39,500	(3,400)
Deferred revenue (h).	(12,100)	—
Interest rate swap (i)	(100)	(200)
Pension and post-employment benefits (j)	(2,700)	—
Stockholders' equity under IFRS	$3,203,300	$2,997,000